     AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JUNE 29, 2001
                                                   REGISTRATION NO. 333-_______
===============================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                ---------------


                                    FORM S-1
            REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

                                ---------------

                               ATHEROGENICS, INC.
             (Exact name of Registrant as specified in its charter)

           GEORGIA                                         2834                                   58-2108232
(State or other jurisdiction of                 (Primary Standard Industrial                    (I.R.S. Employer
 incorporation or organization)                 Classification Code Number)                  Identification Number)

                             8995 WESTSIDE PARKWAY
                           ALPHARETTA, GEORGIA 30004
                                 (678) 336-2500
    (Address, including zip code, and telephone number, including area code, of Registrant's principal executive offices)

                                ---------------

                        RUSSELL M. MEDFORD, M.D., PH.D.
                     PRESIDENT AND CHIEF EXECUTIVE OFFICER
                               ATHEROGENICS, INC.
                             8995 WESTSIDE PARKWAY
                           ALPHARETTA, GEORGIA 30004
                                 (678) 336-2500
           (Name, address, including zip code, and telephone number,
                  including area code, of agent for service)

                                ---------------

                                   Copies to:

                          LEONARD A. SILVERSTEIN, ESQ.
                           LONG ALDRIDGE & NORMAN LLP
                           SUNTRUST PLAZA, SUITE 5300
                              303 PEACHTREE STREET
                          ATLANTA, GEORGIA 30308-3201
                                 (404) 527-4000

                                ---------------

         APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after this Registration Statement becomes effective.

         If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. [X]

         If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

         If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

         If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

         If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]


                                               CALCULATION OF REGISTRATION FEE
-----------------------------------------------------------------------------------------------------------------------------
     TITLE OF EACH                AMOUNT              PROPOSED MAXIMUM         PROPOSED MAXIMUM
  CLASS OF SECURITIES              TO BE               OFFERING PRICE             AGGREGATE                   AMOUNT OF
   TO BE REGISTERED             REGISTERED              PER SHARE(1)          OFFERING PRICE(1)(2)        REGISTRATION FEE(2)
-----------------------------------------------------------------------------------------------------------------------------
Common stock, no par value      3,585,000                 $5.925                  $21,241,125                  $5,310
-----------------------------------------------------------------------------------------------------------------------------

(1) Estimated solely for the purposes of calculating the registration fee pursuant to Rule 457(c) under the Securities Act and based upon the average of the high and low prices quoted on the Nasdaq National Market on June 26, 2001.

(2) Calculated pursuant to Rule 457(c) based on an estimate of the proposed maximum aggregate offering price.

         THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.
===============================================================================

THE INFORMATION IN THIS PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. THE SELLING SHAREHOLDERS NAMED IN THIS PROSPECTUS MAY NOT SELL THESE SECURITIES UNTIL THE REGISTRATION STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IS EFFECTIVE. THIS PROSPECTUS IS NOT AN OFFER TO SELL THESE SECURITIES, AND NEITHER WE NOR THE SELLING SHAREHOLDERS ARE SOLICITING OFFERS TO BUY THESE SECURITIES IN ANY JURISDICTION WHERE THE OFFER OR SALE IS NOT PERMITTED.


                   SUBJECT TO COMPLETION, DATED JUNE 29, 2001


PROSPECTUS

                                3,585,000 SHARES

                              [ATHEROGENICS LOGO]

                                  COMMON STOCK

         This prospectus relates to resales of common stock previously issued by AtheroGenics, Inc. AtheroGenics will not receive any proceeds from the sale of the shares.

         The selling shareholders identified in this prospectus, or their pledgees, donees, transferees or other successors-in-interest, may offer the shares from time to time through public or private transactions at prevailing market prices, at prices related to prevailing market prices or at privately negotiated prices.

         We do not know when or in what amount a selling shareholder may offer shares for sale. The selling shareholders may not sell any or all of the shares offered by this prospectus.

                                ---------------

         Our common stock is traded on the Nasdaq National Market under the symbol AGIX. On June 26, 2001, the closing sale price of our common stock on Nasdaq was $5.87 per share. We urge you to obtain current market quotations for our common stock.

                                ---------------

         INVESTING IN OUR COMMON STOCK INVOLVES A HIGH DEGREE OF RISK.
                    SEE "RISK FACTORS" BEGINNING ON PAGE 9.

                                ---------------

         NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ADEQUACY OR ACCURACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                 The date of this prospectus is _______, 2001.

                               TABLE OF CONTENTS

                                                                        PAGE
                                                                        ----
Prospectus Summary..................................................      4
Risk Factors........................................................      9
Forward-Looking Statements..........................................     15
Use of Proceeds.....................................................     16
Selling Shareholders................................................     16
Price Range of Common Stock and Dividend Policy.....................     17
Capitalization......................................................     18
Dilution............................................................     18
Selected Financial Data.............................................     19
Management's Discussion and Analysis of Financial Condition
  and Results of Operations.........................................     20
Business............................................................     24
Management..........................................................     37
Certain Transactions................................................     45
Principal Shareholders..............................................     46
Description of Capital Stock........................................     48
Plan of Distribution................................................     51
Legal Matters.......................................................     53
Experts.............................................................     53
Where You Can Find Additional Information...........................     53
Financial Statements................................................    F-1

                               PROSPECTUS SUMMARY

         The following is only a summary. You should carefully read the more detailed information contained in this prospectus, including our financial statements and related notes included in this prospectus. Our business involves significant risks. You should carefully consider the information under the heading "Risk Factors" beginning on page 9.

                                  ATHEROGENICS

         AtheroGenics is an emerging pharmaceutical company focused on the discovery, development and commercialization of novel drugs for the treatment of chronic inflammatory diseases, such as atherosclerosis, rheumatoid arthritis and asthma. We designed our lead product candidate, AGI-1067, as an oral drug to benefit patients with coronary artery disease, which is atherosclerosis of the blood vessels of the heart. Atherosclerosis is a common disease that results from inflammation and the buildup of plaque in arterial blood vessel walls. In October 1999, we entered into a worldwide exclusive license agreement with Schering-Plough Corporation to develop and commercialize AGI-1067. Schering-Plough has extensive experience in developing, manufacturing and commercializing pharmaceutical products. Schering-Plough's total licensing and development and sales milestone payments to us for this initial indication, excluding royalties and development costs, could reach $189 million. We recently completed testing AGI-1067 in a Phase II clinical trial for the prevention and treatment of restenosis, the reoccurrence of narrowing of the coronary arteries following angioplasty in patients with coronary artery disease. We are also progressing with the development of our internally discovered compound, AGIX-4207, as an agent to treat the signs and symptoms of rheumatoid arthritis.

         We have combined our basic research in the role of blood vessels in inflammation with applied research techniques into an integrated process to discover new drugs for treating diseases of chronic inflammation. We call this technology our vascular protectant or v-protectant platform. Our first v-protectant drug candidates from this platform technology block the production of VCAM-1, a protein that binds to white blood cells that accumulate along the walls of blood vessels and prolong inflammation. Inflammation normally protects the body from infection, injury and disease, but chronic inflammation often causes damage in a misdirected attempt at repair and healing. Diseases of chronic inflammation that we are targeting with our v-protectants include:

         - atherosclerosis, including coronary artery disease, which affects more than 12 million people in the United States and is the leading cause of death in the United States; physicians perform more than one million angioplasties annually worldwide;

         - rheumatoid arthritis, which affects 2.1 million people in the United States and is more common in women than men; the economic cost of rheumatoid arthritis and related diseases exceeds $65 billion annually in the United States;

         - asthma, which affects more than 17 million people in the United States; its prevalence and economic impact are both increasing; and

         - solid organ transplant rejection, which affects more than 200,000 people in the United States and is a major factor contributing to organ shortage.

         Our v-protectants are drugs that block a class of signals inside of cells called oxidant signals. Oxidant signals inside of the cells that line blood vessels lead to the production of selected proteins including VCAM-1. These proteins attract white blood cells to the site of chronic inflammation. White blood cells destroy infective agents and promote healing but can also amplify chronic inflammation. Diseases marked by chronic inflammation are the therapeutic targets of several classes of currently available drugs. Some drugs are directed toward reduction of risk factors for the underlying disease, such as high blood cholesterol in atherosclerosis. Other drugs provide symptomatic relief. Among these agents are anti-inflammatory drugs and drugs that decrease the body's natural defenses. These drugs, called immuno-suppressants, decrease chronic inflammation, but increase the risk of infection. None of these drugs treats the underlying cause of chronic inflammation. In contrast, we believe that our v-protectants can suppress chronic inflammation by blocking production of VCAM-1 without undermining the body's ability to protect itself against infection.

         AGI-1067 is our v-protectant candidate that is most advanced in clinical development. We recently announced encouraging preliminary results of a Phase II clinical trial, CART-1 (Canadian Antioxidant Restenosis Trial), that assessed in 305 patients the safety and effectiveness of AGI-1067 for the treatment of post-angioplasty restenosis. An analysis of the results indicated that six months after angioplasty, the blood vessels of patients who received AGI-1067 had larger openings, measured as luminal diameters of their coronary arteries, than those who received placebo. Our Phase II clinical trial followed the successful completion of seven Phase I clinical trials comprising more than 150 men and women.

         In March 2001, we commenced a Phase I clinical trial to assess the safety and tolerability of AGIX-4207, our second v-protectant clinical candidate, in healthy volunteers. We are developing AGIX-4207, a novel oral agent for the treatment of the signs and symptoms of rheumatoid arthritis. We have identified other potential v-protectant product candidates to treat asthma, exacerbation of rheumatologic diseases and solid organ transplant rejection. We are evaluating these v-protectant product candidates for clinical development. We plan to develop these v-protectants rapidly and may seek, when available, regulatory fast track status to expedite development and commercialization. We will continue to expand upon our v-protectant technology.

         We base our competitive strategy on our ability to integrate the following strengths:

         - we have pioneered basic discoveries in vascular cell biology that form the foundation of our v-protectant technology platform;

         - our scientific expertise coupled with our clinical and regulatory expertise has enabled us to be the first company to conduct Phase I and II clinical trials of an orally-administered, small molecule v-protectant;

         - we expect that our exclusive license agreement with Schering-Plough will allow us to sustain and extend our competitive advantage; and

         - we believe that our scientific, development and licensing expertise strongly positions us to acquire promising technologies and products discovered outside AtheroGenics.

         We believe that these competitive advantages are important to the success of our business strategy, which is to:

         - develop AGI-1067 for commercialization in collaboration with Schering-Plough;

         - extend our v-protectant technology platform into additional therapeutic areas that address unmet medical needs;

         - create value rapidly through innovative drug discovery coupled with innovative development to produce useful drugs;

         - expand our product candidate portfolio by acquiring complementary product candidates and technologies; and

         - commercialize our products based upon the size and other relevant characteristics of the patient and physician populations.

                                ---------------

         We were incorporated in the State of Georgia in November 1993. Our executive offices are located at 8995 Westside Parkway, Alpharetta, Georgia 30004. Our telephone number at that location is (678) 336-2500 and our Internet address is www.atherogenics.com. We do not intend for information contained on AtheroGenics' website to constitute part of this prospectus.

                                  THE OFFERING

Common stock the common shareholders are offering.......................     3,585,000 shares


Use of proceeds.........................................................     AtheroGenics  will not  receive any  proceeds  from the
                                                                             sale of shares in the offering.

Nasdaq National Market symbol...........................................     AGIX

                             SUMMARY FINANCIAL DATA

         The following table contains a summary of our statement of operations data. The pro forma net loss per share data below gives effect to the conversion of all outstanding preferred stock into shares of common stock, which was effected upon the closing of AtheroGenics' initial public offering in August 2000, as if such conversion had occurred on the dates of original issue. See Note 3 to the financial statements included in this prospectus.


                                                                                                             THREE MONTHS ENDED
                                                             YEAR ENDED DECEMBER 31,                              MARCH 31,
                                      -----------------------------------------------------------------   -------------------------
                                          1996         1997         1998          1999         2000          2000          2001
                                      -----------  -----------  ------------  ------------  -----------   -----------  ------------
                                                                                                                (UNAUDITED)

STATEMENT OF OPERATIONS DATA:
Revenues:
  License fees ....................   $        --  $        --  $         --  $    555,556  $ 3,333,333   $   833,333  $   833,333
  Research and development ........            --           --            --       791,653    4,826,370     1,257,947      597,089
                                      -----------  -----------  ------------  ------------  -----------   -----------  -----------
        Total revenues ............            --           --            --     1,347,209    8,159,703     2,091,280    1,430,422
Operating expenses:
  Research and development,
    exclusive of $23,649,
    $1,856,932, $449,906 and
    $244,498 for the years ended
    December 31, 1999 and 2000
    and the three months ended
    March 31, 2000 and 2001,
    respectively, reported
    below as amortization of deferred
    stock  compensation ...........     1,776,891    4,656,478     8,954,904     9,041,345    12,815,788    2,885,640    3,571,888
  General and administrative,
    exclusive of $61,831, $6,115,796,
    $1,521,932 and $550,319 for the
    years ended December 31, 1999 and
    2000 and the three months
    ended March 31, 2000 and 2001,
    respectively, reported below as
    amortization of deferred stock
    compensation ..................       548,766      988,230     1,573,807     2,593,017     3,035,559      786,362      948,651
  Amortization of deferred stock
    compensation ..................            --           --            --        85,480     7,972,728    1,971,838      794,817
        Total operating expenses ..     2,325,657    5,644,708    10,528,711    11,719,842    23,824,075    5,643,840    5,315,356
                                      -----------  -----------  ------------  ------------  ------------  -----------  -----------
Operating loss ....................    (2,325,657)  (5,644,708)  (10,528,711)  (10,372,633)  (15,664,372)  (3,552,560)  (3,884,934)
Net interest income (expense) .....       277,563      485,392      (205,130)      (60,617)    1,714,850      157,767      784,306
                                      -----------  -----------  ------------  ------------  ------------  -----------  -----------
Net loss ..........................   $(2,048,094) $(5,159,316) $(10,733,841) $(10,433,250) $(13,949,522) $(3,394,793) $(3,100,628)
                                      ===========  ===========  ============  ============  ============  ===========  ===========

Basic and diluted net loss per
  share ...........................   $     (1.10) $     (2.25) $      (4.45) $      (4.27) $      (1.30) $     (1.29) $     (0.13)
Shares used in computing basic and
  diluted net loss per share ......     1,869,246    2,292,966     2,409,948     2,443,237    10,747,773    2,635,816   23,939,682
Pro forma basic and diluted net
  loss per share................                                                            $      (0.72) $     (0.21) $     (0.13)
Shares used in computing pro forma
  basic and diluted net loss per
  share.........................                                                              19,343,445   16,332,556   23,939,682

         The following table contains a summary of our balance sheet at March 31, 2001:

         -        on an actual basis; and

         - on a pro forma basis to reflect the sale of 3,585,000 shares of common stock in a private placement on June 19, 2001 at $5.75 per share, for net proceeds of approximately $18.8 million.


                                                                            MARCH 31, 2001
                                                                    -----------------------------
                                                                       ACTUAL           PRO FORMA
                                                                    ------------      -----------
                                                                             (UNAUDITED)
          BALANCE SHEET DATA:
          Cash and cash equivalents........................        $   41,759,963    $   62,373,713
          Short-term investments...........................             9,000,841         9,000,841
          Working capital..................................            49,890,715        68,716,155
          Total assets.....................................            54,211,243        74,824,993
          Long-term obligations, less current portion......                42,766            42,766
          Common stock.....................................           103,183,998       122,009,438
          Deferred compensation............................            (4,672,314)       (4,672,314)
          Accumulated deficit..............................           (46,739,032)      (46,739,032)
          Total shareholders' equity.......................            52,001,381        70,826,821

                                  RISK FACTORS

         You should carefully consider the risks described below before making an investment decision. You should also refer to the other information in this prospectus, including our financial statements and the related notes. The risks and uncertainties we describe below are those that we currently believe may materially affect our company. Additional risks and uncertainties that we are unaware of or that we currently deem immaterial also may become important factors that affect our company.

                   RISKS RELATED TO OUR COMPANY AND BUSINESS

IF AGI-1067 FAILS IN CLINICAL TRIALS, WE MAY NOT BE ABLE TO GENERATE FUTURE REVENUES OR BECOME PROFITABLE.

         AGI-1067 is our lead compound and the subject of an exclusive licensing agreement with Schering-Plough. This compound could fail in clinical trials if we show it is ineffective or causes unacceptable side effects in the patients we treated.

WE HAVE A HISTORY OF OPERATING LOSSES, AND WE MAY NOT GENERATE REVENUE OR ACHIEVE PROFITABILITY IN THE FUTURE.

         Our ability to generate revenue and achieve profitability depends on our ability, alone or with collaborators, to complete successfully the development of our product candidates, conduct pre-clinical tests in animals and clinical trials in human beings, obtain the necessary regulatory approvals, and manufacture and market the resulting drugs. We have experienced operating losses since we began operations in 1994. As of March 31, 2001, we had an accumulated deficit of approximately $46.7 million. We expect to incur additional operating losses over the next several years and expect cumulative losses to increase substantially as our research and development, pre-clinical, clinical, manufacturing and marketing efforts expand. Except for an initial licensing fee and research and development revenue that Schering-Plough paid to us, we have had no significant revenue to date.

IF WE DO NOT SUCCESSFULLY DEVELOP OUR OTHER PRODUCT CANDIDATES, WE WILL HAVE LIMITED ABILITY TO GENERATE REVENUE.

         All of our other programs are in early stages of development, and subject to the risks of failure inherent in developing drug products based on new technologies. We do not expect any of our potential product candidates to be commercially available until at least 2004. In addition, other than AGIX-4207, a product candidate for which we recently commenced Phase I clinical trials, our drug discovery efforts may not produce any other proprietary product candidates.

WE WILL NOT BE ABLE TO COMMERCIALIZE OUR PRODUCT CANDIDATES IF WE FAIL TO DEMONSTRATE ADEQUATELY THEIR SAFETY AND EFFICACY.

         We cannot assure you that any product candidate we develop, alone or with others, will prove safe and effective in clinical trials and will meet all of the applicable regulatory requirements needed to receive regulatory approval. We will need to conduct significant research, pre-clinical testing and clinical trials before we can file product approval applications with the U.S. Food and Drug Administration and similar regulatory authorities in other countries. Pre-clinical testing and clinical trials are long, expensive and uncertain processes. We may spend several years completing our testing for any particular product candidate, and failure can occur at any stage.

         The FDA or we may suspend our clinical trials at any time if either of us believes that we are exposing the subjects participating in these trials to unacceptable health risks. The FDA or institutional review boards at the medical institutions and healthcare facilities where we sponsor clinical trials may suspend any trial indefinitely if they find deficiencies in the conduct of these trials. We must conduct clinical trials in accordance with the FDA's Good Clinical Practices. The FDA and these institutional review boards have authority to oversee our clinical trials and the FDA may require large numbers of test subjects. In addition, we must manufacture the product candidates which we use in our clinical trials under the FDA's Good Manufacturing Practices.

         Even if we achieve positive results in early clinical trials, these results do not necessarily predict final results. A number of companies in the pharmaceutical industry have suffered significant setbacks in advanced clinical trials, even after achieving positive results in earlier trials. Negative or inconclusive results or adverse medical events during a clinical trial could cause the FDA or us to terminate a clinical trial or require that we repeat it.

         Also, even if the FDA approves a New Drug Application for any of our product candidates, the resulting product may not be accepted in the marketplace. Physicians, patients, payors or the medical community in general may be unwilling to accept, utilize or recommend any of our products. In addition, after approval and use in an increasing number of patients, our products could show side effect profiles that limit their usefulness or require their withdrawal although the drugs did not show the side effect profile in Phase I through Phase III clinical trials.

WE MAY EXPERIENCE DELAYS IN OUR CLINICAL TRIALS THAT COULD ADVERSELY AFFECT OUR FINANCIAL RESULTS AND OUR COMMERCIAL PROSPECTS.

         We do not know whether planned clinical trials will begin on time or whether we will complete any of our clinical trials on schedule or at all. Product development costs to us and our collaborators will increase if we have delays in testing or approvals or if we need to perform more or larger clinical trials than planned. Significant delays may adversely affect our financial results and the commercial prospects for our products, and delay our ability to become profitable. We typically rely on third party clinical investigators at medical institutions and healthcare facilities to conduct our clinical trials and, as a result, we may face additional delaying factors outside our control.

BECAUSE WE CANNOT PREDICT WHETHER OR WHEN WE WILL OBTAIN REGULATORY APPROVAL TO COMMERCIALIZE OUR PRODUCT CANDIDATES, WE CANNOT PREDICT THE TIMING OF ANY FUTURE REVENUE FROM THESE PRODUCT CANDIDATES.

         We cannot commercialize any of our product candidates, including AGI-1067 or AGIX-4207, until the appropriate regulatory authorities have reviewed and approved the applications for the product candidates. We cannot assure you that the regulatory agencies will complete their review processes in a timely manner or that we will obtain regulatory approval for any product candidate we or our collaborators develop. Satisfaction of regulatory requirements typically takes many years, is dependent upon the type, complexity and novelty of the product and requires the expenditure of substantial resources. Regulatory approval processes outside the United States include all of the risks associated with the FDA approval process. In addition, we may experience delays or rejections based upon additional government regulation from future legislation or administrative action or changes in FDA policy during the period of product development, clinical trials and FDA regulatory review.

IF WE DO NOT COMPLY WITH APPLICABLE REGULATORY REQUIREMENTS IN THE MANUFACTURE AND DISTRIBUTION OF OUR PRODUCTS, WE MAY INCUR PENALTIES THAT MAY INHIBIT OUR ABILITY TO COMMERCIALIZE OUR PRODUCTS AND ADVERSELY AFFECT OUR REVENUE.

         Our failure to comply with applicable FDA or other regulatory requirements including manufacturing, quality control, labeling, safety surveillance, promoting, and reporting may result in criminal prosecution, civil penalties, recall or seizure of our products, total or partial suspension of production or an injunction, as well as other regulatory action against our potential products or us. Discovery of previously unknown problems with a product, supplier, manufacturer or facility may result in restrictions on the sale of our products, including a withdrawal of such products from the market.

IF SCHERING-PLOUGH DECIDES TO TERMINATE OUR EXCLUSIVE LICENSE AGREEMENT, WE WOULD LOSE ACCESS TO THEIR SUBSTANTIAL DEVELOPMENT, COMMERCIAL AND FINANCIAL RESOURCES, WHICH COULD MATERIALLY ADVERSELY AFFECT OUR ABILITY TO DEVELOP AND COMMERCIALIZE AGI-1067 AND OUR ABILITY TO GENERATE REVENUE.

         Schering-Plough may terminate our exclusive license agreement for any reason upon 60 days notice. Under our agreement, Schering-Plough will pay all costs related to the worldwide development and commercialization of AGI-1067. Schering-Plough also will pay us significant milestone fees upon attaining development, regulatory and sales objectives. In addition, the agreement provides us with access to their substantial product development, manufacturing and commercialization expertise. If, however, Schering-Plough terminates the agreement, we may not receive a substantial portion of our potential aggregate licensing and milestone payments from Schering-Plough or have access to their resources and expertise.

THE RECEIPT AND TIMING OF MILESTONE PAYMENTS FROM SCHERING-PLOUGH IS UNCERTAIN, WHICH COULD MATERIALLY ADVERSELY AFFECT OUR REVENUE AND PROFITABILITY.

         We have to date received a $5.0 million nonrefundable license fee from Schering-Plough for entering into our license agreement with them. The receipt and timing of the balance of the development and sales milestone payments to us under this agreement is subject to factors relating to the clinical and regulatory development and commercialization of AGI-1067. These factors generally are the responsibility of Schering-Plough. As a result, many of these factors are beyond our control and we cannot assure their achievement.

OUR FAILURE TO PROTECT ADEQUATELY OR ENFORCE OUR INTELLECTUAL PROPERTY RIGHTS OR SECURE RIGHTS TO THIRD PARTY PATENTS COULD MATERIALLY ADVERSELY AFFECT OUR PROPRIETARY POSITION IN THE MARKETPLACE OR PREVENT THE COMMERCIALIZATION OF OUR PRODUCTS.

         Our patent position, like that of many pharmaceutical companies, is uncertain and involves complex legal and factual questions for which important legal principles are unresolved. In addition, we may not be able to obtain patent rights on products, treatment methods or manufacturing processes that we may develop or to which we may obtain license or other rights. Even if we do obtain patents, they may not adequately protect the technology we own or in-license. In addition, others may challenge, seek to invalidate, infringe or circumvent any patents we own or in-license, and rights we receive under those patents may not provide competitive advantages to us.

         Our commercial success will depend in part on our ability to manufacture, use, sell and offer to sell our product candidates and proposed product candidates without infringing patents or other proprietary rights of others. We may not be aware of all patents or patent applications that may impact our ability to make, use or sell any of our product candidates or proposed product candidates. For example, U.S. patent applications are confidential while pending in the Patent and Trademark Office, and patent offices in non-U.S. countries often publish patent applications for the first time six months or more after filing. Further, we may not be aware of published or granted conflicting patent rights. Any conflicts resulting from patent applications and patents of others could significantly reduce the coverage of our patents and limit our ability to obtain meaningful patent protection. If others obtain patents with conflicting claims, we may need to obtain licenses to these patents or to develop or obtain alternative technology. We may not be able to obtain any licenses or other rights to patents, technology or know-how necessary to conduct our business as described in this prospectus. Any failure to obtain such licenses could delay or prevent us from developing or commercializing our drug candidates or proposed product candidates, which would adversely affect our business.

         Litigation or patent interference proceedings may be necessary to enforce any of our patents or other proprietary rights, or to determine the scope and validity or enforceability of the proprietary rights of others. The defense and prosecution of patent and intellectual property claims are both costly and time consuming, even if the outcome is favorable to us. Any adverse outcome could subject us to significant liabilities, require us to license disputed rights from others, or require us to cease selling our future products.

         Our commercial success will also depend on our ability to manufacture, use, sell and offer to sell our product candidates and proposed product candidates without breaching our agreements with our patent licensees. We have obtained exclusive licenses to technologies from Emory University, covering aspects of our v-protectant technology, and The Regents of the University of California, covering aspects of our diagnostic technology. Our exclusive license with Emory University requires us to take steps to commercialize the licensed technology in a timely manner. If we fail to meet these obligations, Emory University can convert our exclusive license to a non-exclusive license, can grant others non-exclusive rights in the licensed technology or can require us to sublicense aspects of the licensed technology. Our license agreement with The Regents of the University of California also includes a requirement that we develop the licensed technology within certain time limits. If we fail to meet these time limits, they can terminate our license. Further, The Regents of University of California are primarily responsible for patent prosecution of the technology we license from them, and we are required to reimburse them for the costs they incur in performing these activities. As a result, we do not have the ability to control these activities.

         We also rely upon trade secrets, proprietary know-how and technological advances which we seek to protect through agreements with our collaborators, employees and consultants. These persons and entities could breach our agreements, for which we may not have adequate remedies. In addition, others could become aware of our trade secrets or proprietary know-how through independent discovery or otherwise.

IF OUR COMPETITORS DEVELOP AND MARKET ANTI-INFLAMMATORY PRODUCTS THAT ARE MORE EFFECTIVE, HAVE FEWER SIDE EFFECTS OR ARE LESS EXPENSIVE THAN OUR CURRENT OR FUTURE PRODUCT CANDIDATES, WE MAY HAVE LIMITED COMMERCIAL OPPORTUNITIES.

         Our competitors include large pharmaceutical companies and more established biotechnology companies. These competitors have significant resources and expertise in research and development, manufacturing, testing, obtaining regulatory approvals and marketing. Potential competitors also include academic institutions, government agencies, and other public and private research organizations that conduct research, seek patent protection and establish collaborative arrangements for research, development, manufacturing and commercialization. It is possible that any of these competitors could develop technologies or products that would render our technologies or product candidates obsolete or non-competitive, which could adversely affect our revenue potential.

THIRD PARTIES' FAILURE TO SYNTHESIZE AND MANUFACTURE OUR PRODUCT CANDIDATES TO OUR SPECIFICATIONS COULD DELAY OUR CLINICAL TRIALS OR HINDER OUR
COMMERCIALIZATION PROSPECTS.

        We currently have no manufacturing facilities to synthesize or manufacture our product candidates, nor do we intend to develop these capabilities in the near future. Our reliance on third parties for these services exposes us to several risks that could delay our clinical trials or hinder our commercialization prospects. These risks include the following:

         - A finding that a third party did not comply with applicable governmental regulations. Manufacturers of pharmaceutical products are subject to continual review and periodic inspections by regulatory agencies. Failure of one of our third party manufacturers to comply with applicable regulatory requirements, whether or not related to our product candidates, could result in sanctions against our potential products, including recall or seizure, total or partial suspension of production or injunction.

         - A failure to synthesize and manufacture our product candidates in accordance with our product specifications. For example, a starting material used in the manufacturing process of AGI-1067 is probucol, which physicians previously prescribed as a cholesterol-lowering agent but which its manufacturer withdrew from the market for efficacy reasons. The occurrence of a rare side effect with chronic dosing of probucol requires that we maintain a very low maximal amount of probucol in the manufacture of AGI-1067.

         - A failure to deliver product candidates in sufficient quantities or in a timely manner. Any failure by our third party manufacturers to supply our requirements for clinical trial materials or supply these materials in a timely manner could jeopardize the scheduled initiation or completion of these clinical trials and could have a material adverse effect on our ability to generate revenue.

        In addition, our continued dependence on third parties for the synthesis and manufacture of our future products may subject us to costs outside of our control, which could adversely affect our future profitability and our ability to commercialize products on a timely and competitive basis.

IF WE ARE UNABLE TO CREATE SALES, MARKETING AND DISTRIBUTION CAPABILITIES OR ENTER INTO AGREEMENTS WITH THIRD PARTIES TO PERFORM THESE FUNCTIONS, WE WILL NOT BE ABLE TO COMMERCIALIZE OUR FUTURE PRODUCT CANDIDATES.

         We currently have no sales, marketing or distribution capabilities. Therefore, in order to commercialize our product candidates, we must either develop our own sales, marketing and distribution capabilities or collaborate with a third party to perform these functions. We have no experience in developing, training or managing a sales force and will incur substantial additional expenses in doing so. The cost of establishing and maintaining a sales force may exceed its cost effectiveness. In addition, we will compete with many companies that currently have extensive and well-funded marketing and sales operations. Our marketing and sales efforts may be unable to compete successfully against these companies.

        To the extent we seek sales, marketing and distribution alliances for our future products, we face risks including the following:

         - we may not be able to find collaborators, enter into alliances on favorable terms or enter into alliances that will be commercially successful;

         - any collaborator might, at its discretion, limit the amount of resources and time it devotes to marketing our products; and

         - any collaborator may terminate its agreement with us and abandon our products at any time for any reason, regardless of the terms of the agreement.

OUR FAILURE TO ATTRACT, RETAIN AND MOTIVATE SKILLED PERSONNEL AND CULTIVATE KEY ACADEMIC COLLABORATIONS COULD MATERIALLY ADVERSELY AFFECT OUR RESEARCH AND DEVELOPMENT EFFORTS.

         We are a small company with 78 full-time employees. If we are unable to continue to attract, retain and motivate highly qualified management and scientific personnel and to develop and maintain important relationships with leading academic institutions and scientists, we may not be able to achieve our research and development objectives. Competition for personnel and academic collaborations is intense. Loss of the services of any of our key scientific personnel and, in particular, Dr. Russell M. Medford, our President and Chief Executive Officer, could adversely affect progress of our research and development programs. Dr. Medford is the only employee with whom we have an employment agreement.

IF WE NEED ADDITIONAL FINANCING AND CANNOT OBTAIN IT, WE MAY NOT BE ABLE TO DEVELOP OR MARKET OUR PRODUCTS.

         We may encounter increased costs due to unanticipated changes in our product development or commercialization plans. If these costs exceed our available funds, we will need to seek additional financing. If additional funds are not available, we may need to delay clinical studies, curtail operations or obtain funds through collaborative arrangements that may require us to relinquish rights to certain of our products or potential markets.

OUR FAILURE TO OBTAIN AN ADEQUATE LEVEL OF REIMBURSEMENT OR ACCEPTABLE PRICES FOR OUR PRODUCTS COULD DIMINISH OUR REVENUES.

       Our ability to commercialize our future products successfully, alone or with collaborators, will depend in part on the extent to which reimbursement for the products will be available from:

         -        government and health administration authorities;

         -        private health insurers; and

         -        other third party payors.

       Government and other third party payors increasingly are attempting to contain healthcare costs by limiting both coverage and the level of reimbursement for new drugs. Third party private health insurance coverage may not be available to patients for any of our future products.

       The continuing efforts of government and other third party payors to contain or reduce the costs of healthcare through various means may limit our commercial opportunity. For example, in some countries other than the United States, pricing and profitability of prescription pharmaceuticals are subject to government control. In the United States, we expect proposals to implement similar government control to continue. In addition, increasing emphasis on managed care in the United States will continue to put pressure on the pricing of pharmaceutical products. Cost control initiatives could decrease the price that we or any potential collaborators could receive for any of our future products and could adversely affect our profitability.

IF PLAINTIFFS BRING PRODUCT LIABILITY LAWSUITS AGAINST US, WE MAY INCUR SUBSTANTIAL FINANCIAL LOSS OR MAY BE UNABLE TO OBTAIN FUTURE PRODUCT LIABILITY INSURANCE AT REASONABLE PRICES, IF AT ALL, EITHER OF WHICH COULD DIMINISH OUR ABILITY TO COMMERCIALIZE OUR FUTURE PRODUCTS.

         The testing and marketing of medicinal products entail an inherent risk of product liability. Clinical trial subjects, consumers, healthcare providers, or pharmaceutical companies or others selling our future products could bring product liability claims against us. We cannot assure you that we will be able to acquire or maintain insurance coverage at a reasonable cost or in sufficient amounts to protect us.

OUR QUARTERLY OPERATING RESULTS MAY FLUCTUATE CAUSING VOLATILITY IN OUR STOCK PRICE.

       Our product candidates are now in research and various stages of development or clinical trials. Accordingly, we do not receive any revenues from sales of these product candidates. Our results of operations historically have fluctuated on a quarterly basis, which we expect to continue. Our results of operations at any given time will be based primarily on the following factors:

         -        the status of development of our various product candidates;

         - whether we enter into collaboration agreements and the timing and accounting treatment of payments, if any, to us under those agreements;

         - whether and when we achieve specified development or commercialization milestones; and

         - the addition or termination of research programs or funding support.

       We believe that quarterly comparisons of our financial results are not necessarily meaningful and should not be relied upon as an indication of future performance. These fluctuations may cause the price of our stock to fluctuate, perhaps substantially.

                         RISKS RELATED TO THIS OFFERING

OUR STOCK PRICE HAS BEEN VOLATILE, AND YOUR INVESTMENT IN OUR STOCK COULD DECLINE IN VALUE.

       The market price of our common stock, and the market prices for securities of pharmaceutical and biotechnology companies in general, have been highly volatile and may continue to be highly volatile in the future. The following factors, in addition to other risk factors described in this prospectus, may have a significant impact on the market price of our common stock:

         - announcements of technological innovations or new commercial products by our competitors or us;

         - developments concerning proprietary rights, including patents;

         - developments concerning any research and development, manufacturing, and marketing collaborations;

         - publicity regarding actual or potential results relating to medicinal products under development by our competitors or us;

         - regulatory developments in the United States and other countries;

         -        litigation;

         - economic and other external factors, including disasters or crises; or

         -        period-to-period fluctuations in financial results.

BECAUSE A SMALL NUMBER OF EXISTING SHAREHOLDERS OWN A LARGE PERCENTAGE OF OUR VOTING STOCK, YOU WILL HAVE MINIMAL INFLUENCE ON SHAREHOLDER DECISIONS.

         Following the completion of the private placement of 3,585,000 shares of our common stock on June 19, 2001, our executive officers, directors and greater than five percent shareholders, along with their affiliates, in the aggregate, owned approximately 33.0% of our outstanding common stock. As a result, such persons, acting together, will have the ability to influence substantially all matters submitted to the shareholders for approval, including the election and removal of directors and any merger, consolidation or sale of all or substantially all of our assets. These persons will also have the ability to control our management and business affairs. This concentration of ownership may have the effect of delaying, deferring or preventing a change in control, impeding a merger, consolidation, takeover or other business combination involving us, or discouraging a potential acquirer from making a tender offer or otherwise attempting to obtain control of our business, even if such a transaction would benefit other shareholders.

ANTI-TAKEOVER PROVISIONS IN OUR CHARTER DOCUMENTS MAY MAKE AN ACQUISITION OF US, WHICH MAY BENEFIT OUR SHAREHOLDERS, MORE DIFFICULT.

       Provisions of our amended and restated articles of incorporation and amended and restated bylaws that could make it more difficult for a third party to acquire us include provisions that:

         - authorize the issuance of "blank check" preferred stock by our board of directors without shareholder approval, which would increase the number of outstanding shares and could thwart a takeover attempt;

         -        limit who may call a special meeting of shareholders;

         - require shareholder action without a meeting by unanimous written consent;

         - establish advance notice requirements for nominations for election to the board of directors or for proposing matters that can be acted upon at shareholder meetings;

         - establish a staggered board of directors whose members can only be dismissed for cause;

         - adopt the fair price requirements and rules regarding business combinations with interested shareholders set forth in Article 11, Parts 2 and 3 of the Georgia Business Corporation Code; and

         - require approval by the holders of at least 75% of the outstanding common stock to amend any of the foregoing provisions.

                           FORWARD-LOOKING STATEMENTS

         We have made statements under the captions "Prospectus Summary," "Risk Factors," "Use of Proceeds," "Management's Discussion and Analysis of Financial Condition and Results of Operations," "Business," and elsewhere in this prospectus that are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933. These statements involve substantial risks and uncertainty. You can identify these statements by forward-looking words such as "may," "will," "expect," "intend," "anticipate," "believe," "estimate," "plan," "could," "should" and "continue" or similar words. These forward-looking statements may also use different phrases. We have based these forward-looking statements on our current expectations and projections about future events. These forward-looking statements, which are subject to risks, uncertainties, and assumptions about us, may include, among other things, statements which address our operating performance, events or developments that we expect or anticipate will occur in the future, such as projections of our future results of operations or of our financial condition, our collaborative efforts with Schering-Plough, the development of our product candidates and anticipated trends in our business.

         We believe it is important to communicate our expectations to our investors. However, there may be events in the future that we are not able to predict accurately or which we do not fully control that could cause actual results to differ materially from those expressed or implied in our forward-looking statements. Because these forward-looking statements involve risks and uncertainties, there are important factors that could cause actual results to differ materially from those expressed or implied by these forward-looking statements, including the following:

         -        competitive factors;

         -        general economic conditions;

         -        the ability to develop safe and effective drugs;

         -        ability to enter into future collaborative agreements;

         -        variability of royalty, license and other revenue;

         -        failure to achieve positive results in clinical trials;

         - failure to receive regulatory approval to market our product candidates;

         - uncertainty regarding our owned and our licensed patents and patent rights, including the risk that we may be forced to engage in costly litigation to protect such patent rights and the material harm to us if there were an unfavorable outcome of any such litigation;

         -        governmental regulation and suspension;

         -        technological change;

         -        changes in industry practices; and

         -        one-time events.

         You should also consider carefully the statements under "Risk Factors" and other sections of this prospectus, which address additional factors that could cause our results to differ from those set forth in the forward-looking statements.

                                ---------------

         AATHEROGENICS and DESIGN, AGI and OXYKINE are trademarks of AtheroGenics, Inc. and are registered in the U.S. Patent and Trademark Office. This prospectus also refers to trade names and trademarks of other organizations.

                                USE OF PROCEEDS

         We will not receive any proceeds from the sale of the shares offered pursuant to this prospectus.

         The selling shareholders will pay any expenses incurred by the selling shareholders for brokerage, accounting, tax or legal services or any other expenses incurred by the selling shareholders in disposing of the shares covered by this prospectus. We will bear all other costs, fees and expenses incurred in effecting the registration of the shares covered by this prospectus, including, but not limited to, all registration and filing fees, Nasdaq listing fees and fees and expenses of our counsel and our accountants.

                              SELLING SHAREHOLDERS

         We issued the shares of common stock covered by this prospectus in a private placement on June 19, 2001. The following table sets forth, to our knowledge, certain information about the selling shareholders as of June 19, 2001.

         We do not know when or in what amounts a selling shareholder may offer shares for sale. The selling shareholders may not sell any or all of the shares offered by this prospectus. Because the selling shareholders may sell all or some of the shares offered by this prospectus, and because there are currently no agreements, arrangements or understandings with respect to the sale of any of the shares, we cannot estimate the number of shares that will be held by the selling shareholders after completion of the offering. For purposes of this table, however, we have assumed that, after completion of the offering, none of the shares covered by this prospectus will be held by the selling shareholders.


                                                           SHARES OF COMMON                                   SHARES OF COMMON
                                                       STOCK BENEFICIALLY OWNED                           STOCK TO BE BENEFICIALLY
                                                           PRIOR TO OFFERING        NUMBER OF SHARES      OWNED AFTER THE OFFERING
                                                       ------------------------      OF COMMON STOCK      ------------------------
          NAME OF SELLING SHAREHOLDER(1)               NUMBER        PERCENTAGE       BEING OFFERED       NUMBER        PERCENTAGE
          ------------------------------               ------        ----------     ----------------      -------       ----------

SAFECO Common Stock Trust--
   SAFECO Growth Opportunities Fund..............     1,150,000          4.2%          1,150,000               --            *

SAFECO Resource Series Trust--
   Growth Opportunities Portfolio................       550,000          2.0             550,000               --            *

SEI Institutional Managed Trust..................       429,000          1.5             429,000               --            *

Vulcan Ventures Inc..............................       900,147          3.2             400,000          500,147          1.8%

Prudential Small Company Fund, Inc...............       297,400          1.1             272,000           25,400            *

SEI Institutional Investments Trust..............       258,100            *             258,100               --            *

Prudential Insurance Company of
   America VCA-6.................................       139,700            *             128,000           11,700            *

Ascension Health Daughters of
   Charity Fund P................................        67,700            *              67,700               --            *

Marin County Employment
   Retirement Association........................        59,700            *              59,700               --            *

ProMed Partners, L.P.............................       120,300            *              46,700           73,600            *

Goldman Sachs GMMS, LLC..........................        41,600            *              41,600               --            *


Undiscovered Managers Small Cap
   Growth Fund...................................        40,800            *                 40,800              --            *

Deutsche Asset Management Health
   Sciences Fund I, Ltd..........................        84,700            *                 38,300          46,400            *

Les Schwab Profit Sharing
   Retirement Trust..............................        37,200            *                 37,200              --            *

Alfred I. DuPont Testamentary Trust..............        35,500            *                 35,500              --            *

Portland General Holdings, Inc.
   Pension Plan Trust............................        14,400            *                 14,400              --            *

The Nemours Foundation...........................         9,900            *                  9,900              --            *

Portland General Holdings, Inc.
   Employees' Benefit Trust, Fund II.............         3,700            *                  3,700              --            *

The Collins Foundation...........................         2,400            *                  2,400              --            *

-------------

* Less than one percent

(1) The term "selling shareholders" includes donees, pledgees, transferees or other successors-in-interest selling shares received after the date of this prospectus from a selling shareholder as a gift, pledge, partnership distribution or other non-sale related transfer.

         None of the selling shareholders has had a material relationship with us within the past three years.

                PRICE RANGE OF COMMON STOCK AND DIVIDEND POLICY

COMMON STOCK INFORMATION

         Our common stock has been traded on the Nasdaq National Market under the symbol "AGIX" since August 9, 2000. Prior to that time, there was no public market for our common stock. The following table sets forth, for the period indicated, the range of high and low closing sale prices for our common stock as reported on the Nasdaq National Market.


                                                                                                         COMMON STOCK
                                                                                                       ----------------
QUARTERLY PERIOD                                                                                       HIGH         LOW
                                                                                                       ----         ---
Quarter ended September 30, 2000 (commencing August 9, 2000)..................................      $ 11.50      $  7.88
Quarter ended December 31, 2000...............................................................         9.00         4.38
Quarter ended March 31, 2001..................................................................         7.56         4.95
Quarter ended June 30, 2001 (through June 26, 2001)...........................................         7.79         4.44

         As of June 19, 2001, there were approximately 211 holders of record. On June 26, 2001, the closing sale price of our common stock as quoted on Nasdaq National Market was $5.87 per share.

DIVIDEND POLICY

         We have never declared or paid any dividends on our capital stock. We currently intend to retain all of our future earnings, if any, to finance our operations and do not anticipate paying any cash dividends on our capital stock in the foreseeable future.

                                 CAPITALIZATION

         The following table sets forth our capitalization at March 31, 2001:

         -        on an actual basis;

         - on a pro forma basis to reflect the sale of 3,585,000 shares of common stock in a private placement on June 19, 2001 at a price of $5.75 per share, and our receipt of the estimated net proceeds of approximately $18.8 million from the sale of the shares.

         You should read the following table in conjunction with our financial statements and related notes included in this prospectus.


                                                                                    MARCH 31, 2001
                                                                            ---------------------------------
                                                                               ACTUAL             PRO FORMA
                                                                            ------------         ------------
         Shareholders' equity:
           Preferred stock, no par value: Authorized --
             5,000,000 shares........................................       $         --         $         --
           Common stock, no par value:
           Authorized -- 100,000,000 shares;
             issued and outstanding -- 23,978,755 shares
             (27,563,755 shares pro forma)...........................        103,183,998          122,009,438
           Warrants..................................................            225,713              225,713
           Deferred stock compensation...............................         (4,672,314)          (4,672,314)
           Accumulated deficit.......................................        (46,739,032)         (46,739,032)
           Accumulated other comprehensive income....................              3,016                3,016
                                                                            ------------         ------------
                   Total shareholders' equity........................       $ 52,001,381         $ 70,826,821
                                                                            ============         ============

         The information in the table above does not include:

         - shares of our common stock issuable upon exercise of options outstanding under our benefit plans, of which 2,706,935 were outstanding at June 19, 2001, with a weighted average exercise price of $1.99 per share;

         - shares of our common stock available for future grant or issuance under our benefit plans, of which 2,517,665 were available at June 19, 2001; and

         - shares of our common stock issuable upon exercise of outstanding warrants, of which 250,290 were outstanding at June 19, 2001, with a weighted average exercise price of $3.40 per share.

                                    DILUTION

         This offering is for sales of stock by our existing shareholders on a continuous or delayed basis in the future. Sales of common stock by shareholders will not result in a change to the net tangible book value per share before and after the distribution of shares by the selling shareholders. There will be no change in net tangible book value per share attributable to cash payments made by purchasers of the shares being offered. Prospective investors should be aware, however, that the market price of our shares may not bear any rational relationship to net tangible book value per share.

                            SELECTED FINANCIAL DATA

         The selected financial data set forth below should be read in conjunction with our financial statements and the related notes and "Management's Discussion and Analysis of Financial Condition and Results of Operations," included in this prospectus. The statement of operations data for the years ended December 31, 1998, 1999 and 2000 and the balance sheet data as of December 31, 1999 and 2000, are derived from, and qualified by reference to, our audited financial statements included elsewhere in this prospectus. The statement of operations data for the years ended December 31, 1996 and 1997, and the balance sheet data as of December 31, 1996, 1997 and 1998 are derived from our audited financial statements that do not appear in this prospectus. The historical results are not necessarily indicative of the operating results to be expected in the future.

         Unaudited pro forma basic and diluted net loss per share have been calculated assuming the conversion of all outstanding preferred stock into common stock, as if the shares had converted immediately upon their issuance.


                                                                                                            THREE MONTHS ENDED
                                                        YEAR ENDED DECEMBER 31,                                 MARCH 31,
                              ----------------------------------------------------------------------   --------------------------
                                 1996           1997          1998           1999           2000          2000           2001
                              -----------   -----------   ------------   ------------   ------------   -----------   ------------
                                                                                                              (UNAUDITED)

STATEMENT OF OPERATIONS
  DATA:
Revenues:
  License fees .............  $        --   $        --   $         --   $    555,556   $  3,333,333   $   833,333   $    833,333
  Research and
    development ............           --            --             --        791,653      4,826,370     1,257,947        597,089
                              -----------   -----------   ------------   ------------   ------------   -----------   ------------
        Total revenues .....           --            --             --      1,347,209      8,159,703     2,091,280      1,430,422
Operating expenses:
  Research and development,
    exclusive of $23,649,
    $1,856,932, $449,906 and
    $244,498 for the years ended
    December 31, 1999 and 2000
    and the three months
    ended March 31, 2000 and 2001,
    respectively, reported
    below as amortization of
    deferred stock
    compensation ...........    1,776,891     4,656,478      8,954,904      9,041,345     12,815,788     2,885,640      3,571,888
  General and administrative,
    exclusive of $61,831,
    $6,115,796, $1,521,932 and
    $550,319 for the years ended
    December 31, 1999 and 2000
    and the three months ended
    March 31, 2000 and 2001,
    respectively, reported
    below as amortization of
    deferred stock
    compensation............      548,766       988,230      1,573,807      2,593,017      3,035,559       786,362        948,651
  Amortization of deferred
    stock compensation .....           --            --             --         85,480      7,972,728     1,971,838        794,817
                              -----------   -----------   ------------   ------------   ------------   -----------   ------------
        Total operating
          expenses .........    2,325,657     5,644,708     10,528,711     11,719,842     23,824,075     5,643,840      5,315,356
                              -----------   -----------   ------------   ------------   ------------   -----------   ------------
Operating loss .............   (2,325,657)   (5,644,708)   (10,528,711)   (10,372,633)   (15,664,372)   (3,552,560)    (3,884,934)
Net interest income
  (expense) ................      277,563       485,392       (205,130)       (60,617)     1,714,850       157,767        784,306
                              -----------   -----------   ------------   ------------   ------------   -----------   ------------
Net loss ...................  $(2,048,094)  $(5,159,316)  $(10,733,841)  $(10,433,250)  $(13,949,522)  $(3,394,793)  $ (3,100,628)
                              ===========   ===========   ============   ============   ============   ===========   ============

Basic and diluted net loss
  per share ................  $     (1.10)  $     (2.25)  $      (4.45)  $      (4.27)  $      (1.30)  $     (1.29)  $      (0.13)
Shares used in computing
  basic and diluted net loss
  per share ................    1,869,246     2,292,966      2,409,948      2,443,237     10,747,773     2,635,816     23,939,682
Pro forma basic and diluted
   net loss per share......                                                             $      (0.72)  $     (0.21)  $      (0.13)
 Shares used in computing pro
   forma basic and diluted
   net loss per share......                                                               19,343,445    16,332,556     23,939,682

         The following table contains a summary of our balance sheet on an actual basis at December 31, 1996, 1997, 1998, 1999 and 2000; and at March 31, 2001.


                                                                     DECEMBER 31,
                                        ----------------------------------------------------------------------   MARCH 31,
                                            1996         1997           1998           1999           2000         2001
                                        ------------ ------------  -------------  -------------  ------------- ------------
                                                                                                                (UNAUDITED)
       BALANCE SHEET DATA:
       Cash and cash equivalents.....   $11,404,142   $ 6,925,364  $  3,683,423   $ 13,409,450   $ 26,463,070  $ 41,759,963
       Short-term investments........            --            --            --             --     27,518,169     9,000,841
       Working capital (deficiency)..    11,330,250     6,108,938    (4,259,366)     9,651,239     52,422,951    49,890,715
       Total assets..................    11,965,284     7,612,796     5,341,816     15,717,214     57,598,951    54,211,243
       Long-term obligations, less
         current portion.............       270,950       281,636       163,262         61,854         84,907        42,766
       Redeemable convertible
         preferred stock and warrants    14,654,604    14,654,626    14,950,624     39,193,366             --            --
       Deferred compensation.........            --            --            --     (1,809,680)    (5,930,880)   (4,672,314)
       Accumulated deficit...........    (3,362,475)   (8,521,791)  (19,255,632)   (29,688,882)   (43,638,404)  (46,739,032)
       Total common shareholders'
         equity (deficit)............    (3,177,653)   (8,240,444)  (18,973,881)   (29,288,600)    54,271,686    52,001,381


                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

         The following discussion should be read in conjunction with our financial statements and related notes included in this prospectus.

OVERVIEW

         Since our operations began in 1994, we have been focused on the discovery and development of novel drugs for the treatment of chronic inflammatory diseases. Based on our proprietary v-protectant technology platform, we have advanced two drug candidates into development, and are progressing on a number of other pre-clinical programs. AGI-1067 is our v-protectant candidate that is most advanced in clinical development. We recently announced encouraging preliminary results of a Phase II clinical trial, CART-1, that assessed in 305 patients the safety and effectiveness of AGI-1067 for treatment of post-angioplasty restenosis. An analysis of the results indicated that six months after angioplasty, the blood vessels of patients who received AGI-1067 had remained more widely open, measured as greater luminal diameters of their coronary arteries, than those who received placebo. In March 2001, we commenced a Phase I clinical trial to assess the safety and tolerability of AGIX-4207. AGIX-4207 is our second v-protectant clinical candidate, a novel oral agent being developed for the treatment of the signs and symptoms of rheumatoid arthritis.

         To date, we have devoted substantially all of our resources to research and development. We have not derived any commercial revenues from product sales and, excluding the effect of certain license fees of a non-recurring nature received in connection with entering into an exclusive license agreement, expect to incur significant losses in most years prior to deriving any such product revenue. We have incurred significant losses since we began operations in 1994 and, as of March 31, 2001, had an accumulated deficit of $46.7 million. There can be no assurance if or when we will become profitable. We expect to continue to incur significant operating losses over the next several years as we continue to incur increasing research and development costs. We expect that losses will fluctuate from quarter-to-quarter and that these fluctuations may be substantial. Our ability to achieve profitability depends upon our ability, alone or with others, to complete the successful development of our product candidates, to obtain required regulatory clearances, and to manufacture and market our future products.

         In October 1999 we entered into an exclusive licensing agreement with Schering-Plough covering our lead compound, AGI-1067. Under terms of the agreement, Schering-Plough obtained exclusive worldwide rights to AGI-1067 and related compounds. Schering-Plough is responsible for all costs of development and commercialization. Schering-Plough paid us an initial licensing fee and will pay milestone fees upon achievement of development, regulatory and commercial milestones.

         On August 14, 2000, we completed an initial public offering of 6,000,000 shares of common stock at a price of $8.00 per share. All of the 6,000,000 shares were issued and sold. We granted the underwriters a 30-day option to purchase up to an additional 900,000 shares of common stock to cover over-allotments. The over-allotment option was exercised for the entire 900,000 shares on September 13, 2000.

RESULTS OF OPERATIONS

COMPARISON OF THE THREE MONTH PERIODS ENDED MARCH 31, 2001 AND 2000

  Revenues

         Total revenues were $1.4 million for the three months ended March 31, 2001, compared to $2.1 million in the first quarter of 2000. Revenues of $833,333 in the first quarter of 2001 and 2000 were attributable to licensing fees from the exclusive license agreement signed in October 1999 with Schering-Plough. This amount represents the earned portion of the $5.0 million initial license fee, which is being amortized over 18 months. Research and development revenues related to the license agreement were $597,089 for the three-month period ended March 31, 2001 and $1.3 million for the three months ended March 31, 2000. The variance of $660,858 is due to lower billings related to our Phase II clinical study, which concluded in April 2001.

  Expenses

         Research and Development. Research and development expenses were $3.6 million for the three months ended March 31, 2001, compared to $2.9 million for the three months ended March 31, 2000. The increase of $686,248, or 24%, reflects the planned expansion of our internal research and development capabilities, higher costs associated with the AGIX-4207 clinical trials and pre-clinical costs related to our other product development programs.

         General and Administrative. General and administrative expenses were $948,651 for the three months ended March 31, 2001, compared to $786,362 for the three months ended March 31, 2000. The increase of $162,289, or 21%, was primarily due to higher professional fees and the addition of administrative personnel to support the continued growth of our research and development efforts.

         Amortization of Deferred Stock Compensation. In 2000 and 1999, we recorded non-cash deferred stock compensation totaling approximately $14.0 million for options granted with exercise prices below the deemed fair value for financial reporting purposes of our common stock on their respective grant dates. Amortization of deferred stock compensation was $794,817 for the three months ended March 31, 2001, compared to $2.0 million for the three months ended March 31, 2000. This deferred stock compensation is being amortized using the graded vesting method, which results in higher amortization in the earlier years.

  Net Interest Income

         Net interest income was $784,306 for the three months ended March 31, 2001 as compared to net interest income of $157,767 for the three months ended March 31, 2000. The increase in net interest income was due to an increased level of investments with funds received from our initial public offering.


COMPARISON OF YEARS ENDED DECEMBER 31, 2000 AND 1999

  Revenues

         Total revenues were $8.2 million for the twelve months ended December 31, 2000, compared to $1.3 million in 1999. Revenues of $3.3 million and $555,556 in 2000 and 1999, respectively, were attributable to licensing fees from the exclusive license agreement signed in October 1999 with Schering-Plough. This amount represents the earned portion of the $5.0 million initial licensing fee that is being amortized over 18 months. Research and development revenues from our development activities on AGI-1067 were $4.8 million and $791,653 in 2000 and 1999, respectively.

  Expenses

         Research and Development. Research and development expenses, excluding amortization of deferred stock compensation, were $12.8 million for the twelve months ended December 31, 2000, compared to $9.0 million for the twelve months ended December 31, 1999. The increase of $3.8 million, or 42%, reflects the continued expansion of our internal research and development capabilities, pre-clinical costs related to AGIX-4207, a novel compound being developed for the treatment of rheumatoid arthritis, and other product development programs.

         General and Administrative. General and administrative expenses, excluding amortization of deferred stock compensation, were $3.0 million for the twelve months ended December 31, 2000, compared to $2.6 million for the twelve months ended December 31, 1999. The increase of $442,542, or 17%, was primarily due to increases in facility costs, personnel costs in administration departments and professional fees.

         Amortization of Deferred Stock Compensation. For the twelve months ended December 31, 2000, we recorded non-cash deferred stock compensation of approximately $12.1 million for options granted with exercise prices below the deemed fair value for financial reporting purposes of our common stock on their respective grant dates. This deferred stock compensation is being amortized using the graded vesting method. Amortization of deferred stock compensation was $8.0 million for the twelve months ended December 31, 2000, of which $1.9 million was attributable to research and development expenses and $6.1 million was attributable to general and administrative expenses. There was $85,480 of amortization of deferred stock compensation for the twelve months ended December 31, 1999.

  Net Interest Income (Expense)

         Net interest income was $1.7 million for the twelve months ended December 31, 2000 as compared to net interest expense of $60,617 for the twelve months ended December 31, 1999. The increase in net interest income was due to an increased level of invested funds from the initial public offering proceeds, as well as the elimination of interest expense related to a bridge loan, which was converted to preferred stock in April 1999.

  Income Taxes

         As of December 31, 2000, we had net operating loss carryforwards and research and development credit carryforwards of $35.6 million and $1.2 million, respectively, available to offset future regular and alternative taxable income. The net operating loss carryforwards and the research and the development credit carryforwards will expire between 2010 and 2021. The maximum annual use of the net operating loss carryforwards is limited in situations where changes occur in our stock ownership. Because of our lack of earnings history, the resulting deferred tax assets have been fully offset by a valuation allowance. The utilization of the loss and credit carryforwards to reduce future income taxes will depend on our ability to generate sufficient taxable income prior to the expiration of the net operating loss carryforwards and research and development credit carryforwards. We have not yet completed full analysis of Internal Revenue Code Section 382 limitations on the cumulative net operating loss carryforward. However, we do not expect the annual limitations to prevent utilization of the net operating loss carryforward due to significant increases in value indicated by the successive issuances of preferred stock. If a change in ownership has occurred, there will be an annual limitation; however, we do not expect this limitation to result in a loss of the deferred tax benefit.

COMPARISON OF YEARS ENDED DECEMBER 31, 1999 AND 1998

  Revenues

         Total revenues were $1.3 million in 1999, compared to none in 1998. Revenues of $555,556 in 1999 were attributable to licensing fees from the exclusive license agreement signed in October 1999 with Schering-Plough. This amount represents the earned portion of the $5.0 million initial license fee that is being amortized over 18 months. Research and development revenues related to the exclusive license agreement signed with Schering-Plough were $791,653 in 1999.

  Expenses

         Research and Development. Research and development expenses were $9.0 million for the years ended December 31, 1999 and 1998. Research and development expenses in 1999 were higher than 1998 by $86,441, or 1%, reflecting slightly higher costs associated with the AGI-1067 clinical trials. These increased costs principally involved payments to third party contractors.

         General and Administrative. General and administrative expenses for the years ended December 31, 1999 and 1998 were $2.6 million and $1.6 million, respectively. The $1.0 million, or 63%, increase in 1999 compared to 1998 was due primarily to an increase in administrative personnel to support our expanded research and development and licensing programs, and to the costs of relocating to a larger scientific and administration facility.

         Amortization of Deferred Stock Compensation. In 1999 we recorded non-cash deferred stock compensation of approximately $1.9 million for options granted with exercise prices below the deemed fair value for financial reporting purposes of our common stock on their respective grant dates. Amortization of deferred stock compensation was $85,480 in 1999. Of such amount, $23,649 was attributable to research and development expenses and $61,831 was attributable to general and administrative expenses. There was no amortization of deferred stock compensation in 1998.

  Net Interest (Expense) Income

         Net interest expense was $60,617 and $205,130 for the years ended December 31, 1999 and 1998, respectively. The $144,513, or 70%, decrease in expense in 1999 as compared to 1998 was attributable to an increase in the amount of cash available for investing from the sale of Series C convertible preferred stock and conversion of a bridge loan to preferred stock in April 1999.

  Income Taxes

         As of December 31, 1999, we had net operating loss carryforwards and research and development credit carryforwards of $24.9 million and $1.1 million, respectively, available to offset future regular and alternative taxable income.

LIQUIDITY AND CAPITAL RESOURCES

         On June 19, 2001, we received approximately $18.8 million in net proceeds from the sale of shares of common stock in a private placement to new and existing shareholders.

         We have financed our operations primarily through private placements of preferred stock, and in August 2000, we completed an initial public offering of 6.9 million shares of our common stock that raised net proceeds of $49.4 million. At March 31, 2001, we had cash, cash equivalents and short-term investments of $50.8 million, compared with $54.0 million at December 31, 2000, $13.4 million at December 31, 1999 and $3.7 million at December 31, 1998. Working capital at March 31, 2001 was $49.9 million, compared to $52.4 million at December 31, 2000, $9.7 million at December 31, 1999 and a deficit of $4.3 million at December 31, 1998. The decrease in cash, cash equivalents, short-term investments and working capital during the quarter ended March 31, 2001 is primarily due to the use of funds in operating activities. The increase in cash, cash equivalents, short-term investments and working capital for the years ended December 31, 2000 and 1999 was due to the receipt of proceeds from our initial public offering and the sale of preferred stock.

         Net cash used in operating activities was $2.9 million for the three months ended March 31, 2001, and $8.8 million, $6.7 million and $9.1 million for the years ended December 31, 2000, 1999 and 1998, respectively. The use of cash in the quarter ended March 31, 2001 was principally due to a reduction in accounts receivable related to Schering-Plough billings. The uses of cash in 2000 compared to 1999 were primarily to fund net losses excluding non-cash charges. The decrease in cash used in 1999 compared to 1998 was due to receipt of a $5.0 million initial license fee from Schering-Plough.

         Net cash provided by investing activities was $18.2 million for the three months ended March 31, 2001. Net cash used in investing activities was $28.2 million, $1.1 million and $62,586 for the years ended December 31, 2000, 1999 and 1998, respectively. Net cash provided by investing activities during the quarter ended March 31, 2001 consisted primarily of the sales of short-term investments, with the proceeds reinvested in cash equivalents. Net cash used in investing activities during 2000 was due to the purchase of short-term investments, equipment and leasehold improvements. Net cash used in investing activities during 1999 and 1998 was primarily for the purchase of equipment and leasehold improvements.

         Net cash used in financing activities was $24,532 for the three months ended March 31, 2001. Net cash provided by financing activities was $50.1 million, $17.5 million and $5.9 million for the years ended December 31, 2000, 1999 and 1998, respectively. Net cash used in financing activities during the quarter ended March 31, 2001 consisted primarily of payments on capital lease obligations offset by the exercise of common stock options. Net cash provided by financing activities in 2000 consisted primarily of proceeds from our initial public offering and the exercise of preferred stock warrants and common stock options. Net cash provided by financing activities during the preceding periods consisted primarily of proceeds from the sale of preferred stock and, in 1998, proceeds from the bridge loan.

         Based upon the current status of our product development and commercialization plans, we believe that our existing cash and cash equivalents will be adequate to satisfy our capital needs for at least the next 12 months. However, our actual capital requirements will depend on many factors, including:

         -        the status of product development;

         - the time and cost involved in conducting clinical trials and obtaining regulatory approvals;

         -        filing, prosecuting and enforcing patent claims;

         -        competing technological and market developments; and

         - our ability to market and distribute our future products and establish new licensing agreements.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ON MARKET RISK

         The primary objective of our investment activities is to preserve principal while at the same time maximizing the income we receive from our investments without significantly increasing risk. Some of the securities that we invest in may have market risk. This means that a change in prevailing interest rates may cause the fair value of the principal amount of the investment to fluctuate. For example, if we hold a security that was issued with a fixed interest rate at the then-prevailing rate and the prevailing interest rate later rises, the fair value of the principal amount of our investment will probably decline. To minimize this risk, we intend to continue to maintain our portfolio of cash equivalents and short-term investments in a variety of securities, including commercial paper, money market funds, and government and non-government debt securities. The average duration of all of our investments has generally been less than one year. Due to the short-term nature of these investments, we believe we have no material exposure to interest rate risk arising from our investments.

                                    BUSINESS

OVERVIEW

         AtheroGenics is an emerging pharmaceutical company focused on the discovery, development and commercialization of novel drugs for the treatment of chronic inflammatory diseases, such as atherosclerosis, rheumatoid arthritis and asthma. We designed our lead product candidate, AGI-1067, to benefit patients with coronary artery disease, which is atherosclerosis of the blood vessels of the heart. Atherosclerosis is a common disease that results from inflammation and the buildup of plaque in arterial blood vessel walls. In October 1999 we entered into a worldwide exclusive license agreement with Schering-Plough to develop and commercialize AGI-1067. In May 2001, we completed testing AGI-1067 in a Phase II clinical trial for the prevention and treatment of restenosis, the recurrence of narrowing of the coronary arteries following angioplasty in patients with coronary artery disease.

         We have developed a proprietary vascular-protectant, or v-protectant, technology platform to discover drugs for the treatment of chronic inflammation. Our first v-protectants are drug candidates that block the production of proteins that are necessary to initiate and maintain inflammation. For example, one of these proteins, VCAM-1, binds to white blood cells that accumulate at the site of inflammation and directs these cells in their migration from the bloodstream into the tissue. We believe that v-protectants can suppress chronic inflammation by blocking production of VCAM-1 without undermining the body's ability to protect itself against infection.

         AGI-1067 is our v-protectant candidate that is most advanced in clinical development. We recently announced encouraging preliminary results of a Phase II clinical trial, CART-1, that assessed in 305 patients the safety and effectiveness of AGI-1067 for the treatment of post-angioplasty restenosis. An analysis of the results indicated that six months after angioplasty, the blood vessels of patients who received AGI-1067 had larger openings, measured as luminal diameters of their coronary arteries, than those who received placebo. Our Phase II clinical trial program follows our successful completion of seven Phase I clinical trials comprising more than 150 men and women.

         In March 2001, we commenced a Phase I clinical trial to assess the safety and tolerability of AGIX-4207 in healthy volunteers. AGIX-4207 is our second v-protectant clinical candidate, a novel oral agent being developed for the treatment of the signs and symptoms of rheumatoid arthritis.

         We have identified other potential v-protectant product candidates to treat asthma, exacerbation of rheumatologic diseases and solid organ transplant rejection. We are evaluating these v-protectant product candidates to choose lead product candidates for clinical development. We plan to develop these v-protectants rapidly and may seek regulatory fast track status to expedite development and commercialization. We will continue to expand upon our v-protectant technology platform using functional genomics to identify novel therapeutic gene targets. Functional genomics is the process by which one uses scientific models and techniques to discover and modify genes, measure the consequences of the modifications, and reliably determine the function of those genes.

INFLAMMATION AND DISEASE

         Inflammation is a normal response of the body to protect tissues from infection, injury or disease. The inflammatory response begins with the production and release of chemical agents by cells in the infected, injured or diseased tissue. These agents cause redness, swelling, pain, heat and loss of function. Inflamed tissues generate additional signals that recruit white blood cells to the site of inflammation. White blood cells destroy any infective or injurious agent, and remove cellular debris from damaged tissue. This inflammatory response usually promotes healing but, if uncontrolled, may become harmful.

         The inflammatory response can be either acute or chronic. Acute inflammation lasts at most only a few days. The treatment of acute inflammation, where therapy includes the administration of aspirin and other non-steroidal anti-inflammatory agents, provides relief of pain and fever for patients. In contrast, chronic inflammation lasts weeks, months or even indefinitely and causes tissue damage. In chronic inflammation, the inflammation becomes the problem rather than the solution to infection, injury or disease. Chronically inflamed tissues continue to generate signals that attract white blood cells from the bloodstream. When white blood cells migrate from the bloodstream into the tissue they amplify the inflammatory response. This chronic inflammatory response can break down healthy tissue in a misdirected attempt at repair and healing. Diseases characterized by chronic inflammation include, among others:

         -        atherosclerosis, including coronary artery disease;

         -        restenosis;

         -        rheumatoid arthritis;

         -        asthma; and

         -        solid organ transplant rejection.

         Atherosclerosis is a common disease that results from inflammation and the buildup of plaque in arterial blood vessel walls. Plaque consists of inflammatory cells, cholesterol and cellular debris. Atherosclerosis, depending on the location of the artery it affects, may result in a heart attack or stroke. There are currently no medications available for physicians to treat directly the underlying chronic inflammation of atherosclerosis.

         Atherosclerosis of the blood vessels of the heart is called coronary artery disease or heart disease. Treatment for coronary artery disease often progresses to therapeutic procedures, including angioplasty or bypass surgery, to re-establish an effective blood supply to the heart. Angioplasty corrects the blockage by the inflation of a balloon delivered by catheter, with or without the placement of a stent, a small cylindrical mesh device, at the site of the obstructing plaque. After angioplasty, the artery opened by the procedure often re-narrows. Significant re-narrowing may cause angina, a heart attack, or require a repeat angioplasty. Inflammation plays an important role in this re-narrowing, called restenosis. We are currently unaware of any medical treatment for restenosis.

         Rheumatoid arthritis is a chronic inflammatory disease of the joints. Rheumatoid arthritis is marked by stiffness, pain, limitations to activity and the destruction of joints, including knees and wrists. Present therapy of rheumatoid arthritis includes non-steroidal anti-inflammatory drugs, corticosteroids, and drugs designed to slow the progression of disease, termed disease modifying anti-rheumatic drugs (DMARDs). DMARDs include drugs that were originally designed to treat cancer, such as methotrexate. DMARDs have serious side effects. Recently, two new DMARDs developed by other companies, Enbrel(R) (etanercept) and Remicade(R) (infliximab) have been shown to improve the signs and symptoms of patients with rheumatoid arthritis. These drugs prove that blocking the activity of tumor necrosis factor, a molecule that stimulates a broad range of cellular activities implicated in the inflammation process, improves rheumatoid arthritis, but both drugs must be injected and both increase the risk of severe infection.

         Asthma is a common chronic inflammatory disease of the bronchial tubes, which are the airways in the lungs. Asthma is marked by episodic airway attacks that are caused by many stresses, including allergy, cold air, ozone or exercise. Asthma therapy has concentrated on the use of inhaled corticosteroids to reduce chronic inflammation and bronchodilators to provide symptomatic relief. Asthmatic patients, however, continue to experience flare-ups, or exacerbations, that are not prevented or effectively treated by these medicines.

         There is a wide variety of other chronic inflammatory diseases and conditions, such as solid organ transplant rejection. Physicians regularly use anti-inflammatory agents, such as aspirin, other non-steroidal anti-inflammatory drugs and corticosteroids, alone or in combination with immuno-suppressants, to treat these diseases. However, these diseases may suddenly flare due to either the tissue inflammation that underlies them or bacteria that take advantage of the suppressed immune response induced by present therapies. Treatments for the underlying disease have major side effects and are not completely effective for these inflammatory exacerbations. For example, systemic corticosteroids cause major side effects including high blood pressure, adult-onset diabetes, cataracts, brittle bones and increased risk of infection.

         Many physicians are only now becoming aware of the key role of chronic inflammation in diverse diseases such as atherosclerosis and asthma for which existing anti-inflammatory treatments are incomplete and limited in use. As more physicians recognize that a wide range of chronic diseases are inflammatory in nature, we believe that these physicians will require safer and more effective anti-inflammatory treatments. We believe that one of these therapeutic approaches will be the administration of drugs designed to block the migration of white blood cells through blood vessel walls into inflamed tissues unless the inflammation is due to infection.

V-PROTECTANT TECHNOLOGY

         We have developed a proprietary v-protectant technology platform for the treatment of chronic inflammatory diseases. This platform is based on the work of our scientific co-founders R. Wayne Alexander, M.D., Ph.D., and Russell
M. Medford, M.D., Ph.D. In 1993, Drs. Alexander and Medford discovered a novel mechanism within arterial blood vessel walls that could control the excessive accumulation of white blood cells without affecting the body's ability to fight infection. V-protectant technology exploits the observation that the endothelial cells that line the interior wall of the blood vessel play an active role in recruiting white blood cells from the blood to the site of chronic inflammation. V-protectants are drugs that block two harmful effects of oxygen and other similar molecules, collectively called oxidants. Scientists have known for some time that some oxidants can damage cells, but have recently determined that these same oxidants may also act as signals to modify gene activity inside cells. This change in gene activity leads to the production of proteins that initiate or maintain inflammation. The protein products of these cells, including VCAM-1, attract white blood cells to the site of chronic inflammation. We believe that an excess number of VCAM-1 molecules on the surface of cells is a disease state. We also believe that AGI-1067 and other v-protectants can act as anti-oxidants and can block the specific type of inflammation caused by oxidants acting as signals. We believe that v-protectants will provide this anti-inflammatory benefit without undermining the body's ability to protect itself against infection.


                    V-PROTECTANTS BLOCK ACTIVATION OF VCAM-1
                        IN CELLS THAT LINE BLOOD VESSELS

                              ACTIVATION OF VCAM-1

                                    [PHOTO]

                              INHIBITION OF VCAM-1

                                    [PHOTO]

    1 INFLAMMATORY AGENT ATTACHES TO CELL SURFACE RECEPTOR

    2 RECEPTOR CHANGES GENERATE OXIDANT SIGNALS INSIDE CELL

    3 OXIDANT SIGNALS STIMULATE GENE TO PRODUCE VCAM-1

    4 CELL PRODUCES VCAM-1 PROTEINS

    5 VCAM-1 MIGRATES TO CELL SURFACE

    6 WHITE BLOOD CELLS ATTACH TO VCAM-1 ON CELL SURFACE

BUSINESS STRATEGY

         Our objective is to become a leading pharmaceutical company focused on discovering, developing and commercializing novel drugs for the treatment of chronic inflammatory diseases. The key elements of our strategy include the following:

         - Develop AGI-1067 in collaboration with Schering-Plough. We have entered into an exclusive license agreement with Schering-Plough to develop and commercialize our lead product candidate, AGI-1067, for the treatment of atherosclerosis. The collaboration will seek initially to develop AGI-1067 for the treatment and prevention of restenosis and the progression of atherosclerosis in patients with coronary artery disease who undergo angioplasty.

         - Extend our v-protectant technology platform into additional therapeutic areas that address unmet medical needs. We believe that our v-protectants have the potential for treating a wide variety of other inflammatory diseases and clinical conditions. These indications include rheumatoid arthritis, asthma, solid organ transplant rejection and other diseases. We recently commenced a Phase I clinical trial with a v-protectant compound, AGIX-4207, for the treatment of rheumatoid arthritis.

         - Create value rapidly through innovative drug discovery coupled with innovative drug development. We intend to use our capabilities to identify scientific breakthroughs in inflammation and move these rapidly through pre-clinical testing to clinical trials. We intend to use our development expertise to minimize the time required to commercialize our discoveries in functional genomics, which links genetics to drug research, and medicinal and combinatorial chemistry, which are techniques to identify novel drug candidates with pre-defined activities.

         - Expand our clinical product candidate portfolio. In addition to our existing discovery programs, we intend to acquire rights to other product candidates and technologies that complement our existing product candidate lines or that enable us to capitalize on our scientific and clinical development expertise. We plan to expand our product candidate portfolio by in-licensing or acquiring product candidates, technologies or companies.

         - Commercialize our products. We plan to collaborate with large pharmaceutical companies to commercialize products that we develop to target patient or physician populations in broad markets. In contrast, we plan to develop a sales force to commercialize those of our products that we develop to target patient or physician populations in narrow markets.

PRODUCTS

         The table below summarizes our therapeutic programs, their target indication or disease, development status and commercial strategy.

               THERAPEUTIC PROGRAM          DISEASE/INDICATION        DEVELOPMENT STATUS(1)     COMMERCIAL STRATEGY
           --------------------------     ----------------------     -----------------------    --------------------
           LEAD V--PROTECTANTS
              AGI-1067                    Restenosis                 Phase II clinical trial    Exclusive license to
                                                                                                Schering-Plough

              AGIX-4207                   Rheumatoid arthritis       Phase I clinical trial     Collaboration
           --------------------------     ----------------------     -----------------------    --------------------

           OTHER V--PROTECTANTS
              AGI-series, intravenous     Exacerbations of           Compound selection         Collaboration
                                            rheumatological
                                            diseases

              AGI-series, oral            Solid organ transplant     Compound selection         Internal
                                            rejection

              Oral product candidate      Chronic asthma             Research                   Collaboration
           --------------------------     ----------------------     -----------------------    --------------------

           OTHER PROGRAMS
              Functional genomics         Inflammatory diseases      Research
           --------------------------     ----------------------     -----------------------    --------------------

           DIAGNOSTICS
              OXYKINE(R) assay            Atherosclerosis            Clinical testing           Collaboration
           --------------------------     ----------------------     -----------------------    --------------------

(1) References to compound selection mean the process by which we are selecting a lead product candidate for clinical development.

         We have established therapeutic programs for product development using product candidates we select from among our compound libraries. These programs seek to exploit the value of the products early and to expand their use broadly. We are developing our lead compound, AGI-1067, and related compounds in collaboration with Schering-Plough. We are also progressing with the development of our internally discovered compound, AGIX-4207, as an agent to treat the signs and symptoms of rheumatoid arthritis.

         We continue to test compounds from among our compound libraries to identify back-up and follow-up product candidates. We are also pursuing novel discovery targets in chronic inflammation.

         AGI-1067

         AGI-1067, our lead v-protectant product candidate, is a small molecule that patients take orally once per day. In pre-clinical testing, AGI-1067 demonstrated the following three biological properties that we believe will benefit patients with atherosclerosis:

         - AGI-1067 blocks production of VCAM-1. We believe that decreased VCAM-1 production will diminish atherosclerosis and restenosis.

         - AGI-1067 is a potent anti-oxidant. AGI-1067 protects LDL cholesterol from converting into a harmful inflammatory agent.

         - AGI-1067 lowers LDL cholesterol. LDL cholesterol lowering reduces the risk of developing atherosclerosis.

         According to the American Heart Association, more than 12 million people in the United States have coronary artery disease, including approximately 1.1 million who have heart attacks every year. In order to make a definitive diagnosis in patients with suspected coronary artery disease, a specially trained cardiologist or radiologist performs a diagnostic procedure called angiography in which the cardiologist injects dye through an intravenous catheter to image the coronary arteries. Angiography can reveal coronary artery disease that may require an invasive procedure. Physicians perform this invasive procedure, called angioplasty, more than one million times annually worldwide. This procedure consists of placing a balloon-tipped catheter into the coronary artery and mechanically re-opening the blood vessel by expanding the balloon under very high pressure. In addition, cardiologists may opt to treat some of these coronary artery blockages by inserting a stent to keep the blood vessel open after the cardiologist removes the catheter.

         Angioplasty does not cure coronary artery disease, nor does it treat the underlying chronic inflammation. In fact, angioplasty induces an inflammatory response that contributes to its failure in approximately 30 percent of patients who undergo the procedure. This process of re-narrowing, or post-angioplasty restenosis, is a major clinical problem that limits the effectiveness of the procedure. Restenosis following balloon angioplasty occurs due to local damage to the coronary artery. The development of stents and the ongoing research and development activities with respect to catheter improvement have not eradicated the problem of restenosis, but have introduced the new problem of in-stent restenosis which is particularly difficult to treat. In-stent restenosis occurs when the cells that surround the stent proliferate and fill the opening of the vessel.

         Our initial development target is post-angioplasty restenosis. More significantly, we believe that AGI-1067 may treat all areas of the coronary artery susceptible to atherosclerosis in a way that cannot be achieved with any existing therapy.

         We have completed pre-clinical testing in multiple species to establish the therapeutic properties of AGI-1067. Our pre-clinical results indicated that, dosed orally, AGI-1067 blocked VCAM-1 production, blocked damage from oxidants and prevented atherosclerosis. In addition, AGI-1067 reduced LDL cholesterol comparably to and in combination with statins, which are widely used cholesterol-lowering drugs. In recent testing, AGI-1067 lowered "bad" cholesterol, increased "good" cholesterol and blocked atherosclerosis in a year-long pre-clinical model of progression of atherosclerosis.

         Based upon our successful completion of pre-clinical testing, we studied AGI-1067 in seven Phase I clinical trials comprising more than 150 men and women, including healthy volunteers and patients up to the age of 85, to assess tolerability and potential for interaction with other drugs. In the course of these seven studies we gave AGI-1067 in combination with other drug classes commonly used in patients with atherosclerosis. In these seven clinical trials, six of which we conducted under the Investigational New Drug application for cholesterol lowering, some subjects reported mild nausea during the first few doses of AGI-1067, but the nausea abated


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

while they continued to take the drug. Overall, the subjects tolerated AGI-1067 well, with no dose or use-limiting side effects. These clinical trial results, which showed that patients tolerated AGI-1067 well alone and in combination with other drugs, supported our progress to Phase II clinical trials.

         We recently announced encouraging preliminary results of our Phase II clinical trial, CART-1, that assessed in 305 patients the safety and effectiveness of AGI-1067 for the treatment of post-angioplasty restenosis. An analysis of the results indicated that six months after angioplasty, the blood vessels of patients who received AGI-1067 had greater luminal diameters of their coronary arteries than those who received placebo. This improvement showed a statistically significant dose response. At the highest dose of AGI-1067, the increase in the size of the target blood vessel was similar to that achieved with probucol, the active control drug in CART-1, which has been shown in previous clinical studies to reduce restenosis rates significantly following angioplasty without the use of a stent.

         We have formed a joint management committee with Schering-Plough to oversee all aspects of development and commercialization of AGI-1067. The committee consists of equal numbers of AtheroGenics and Schering-Plough representatives. Under direction of the joint management committee, we expect to manage aspects of clinical and pre-clinical development work for AGI-1067.

         AGIX-4207

         Rheumatoid arthritis is a common auto-immune disease that affects joints and arterial blood vessels. According to the Arthritis Foundation, there are 2.1 million people with rheumatoid arthritis in the United States. Rheumatoid arthritis and related diseases cost the U.S. economy more than $65 billion annually in direct and indirect costs. Approximately 70 percent of patients with rheumatoid arthritis are young and middle-aged women.

         Physicians treat rheumatoid arthritis in a stepwise fashion, starting with the occasional to regular use of anti-inflammatory agents such as aspirin or ibuprofen, and proceeding to treatment with DMARDs, which can potentially be toxic. The newer DMARDs target the modulation of tumor necrosis factor, tissue repair and proliferation. The recent successful introduction of new drugs for rheumatoid arthritis has highlighted both the market potential and the size and scope of the unmet medical need of these patients. These drugs are partially effective, but must be injected according to a schedule and may cause serious side effects. AGIX-4207 is a selective modulator of tumor necrosis factor induced genes and is being tested as an oral medication, taken once a day. This selective nature of AGIX-4207 may decrease chronic inflammation in rheumatoid arthritis with fewer side effects. In March 2001, we commenced a Phase I clinical trial to assess the safety and tolerability of AGIX-4207 in healthy volunteers.

         Treatment of patients with rheumatoid arthritis progresses from pain reliever to increasingly toxic immuno-suppressants, called disease modifiers. If we achieve positive clinical trial results, we will evaluate our v-protectant for the treatment of patients who are receiving moderate disease modifying therapy to determine whether AGIX-4207 will permit decreasing the use of toxic drugs while maintaining the patient's clinical status.

         We are developing an orally-dosed, v-protectant drug candidate to treat moderate to severe rheumatoid arthritis in patients who have shown an incomplete or inadequate response to other DMARD therapy. We are also developing an intravenously-dosed, v-protectant drug candidate to treat exacerbations of rheumatologic diseases. An exacerbation is a sudden worsening of the patient's arthritis or condition that usually requires hospitalization and intensive therapy.

         AGI-Series for Post-Transplant Chronic Solid Organ Rejection

         We are developing an orally-dosed, v-protectant drug candidate to treat chronic solid organ transplant rejection. Patients' immune systems recognize transplanted organs as foreign and therefore reject them. Acute rejection occurs soon after transplantation, while chronic rejection may take years. Recent industry sources report there are approximately 200,000 organ transplant recipients in the United States who are at risk of chronic transplant rejection. Chronic rejection is a major factor contributing to organ shortage. Physicians treat these patients with powerful immuno-suppressants to block all immune and inflammatory reactions that could cause solid organ rejection. These therapies, however, may place patients at increased risk for infection. The vascular protection provided by our product candidates may protect solid organs from rejection beyond the first year without increasing the risk of infection.

         We have identified v-protectant product candidates for oral administration to patients who have received transplants. We are evaluating these small molecules based on development criteria such as potency, stability and ease of formulation. We will use these criteria and results from comprehensive pre-clinical studies that are under way to choose a lead product candidate for clinical development that targets chronic solid organ transplant rejection. We plan to apply to the FDA for fast track status for this product candidate as an adjunct to current transplant therapy, which includes immuno-suppressant and anti-inflammatory drugs.

         AGI-Series for Respiratory Diseases

         According to the American Lung Association, asthma afflicts more than 17 million adults and children in the United States. From 1980 to 1994, the prevalence of this disease increased by over 75%. Asthma morbidity and mortality continue to rise in spite of massive public health efforts. According to the American Lung Association, in 1998 the combined direct and indirect costs of asthma in the United States is approximately $11.3 billion annually. Current therapies that target the underlying disease include corticosteroids and several classes of drugs that relieve symptoms but are not effective for chronic inflammation. None of these drugs, including inhaled corticosteroids, are particularly effective for treating exacerbation of asthma, which remains a major unmet medical problem. We believe that v-protectants may reduce the inflammation associated with chronic asthma and with the acute exacerbation of asthma, and may be useful in the treatment of up to 1.8 million patients annually who develop acute exacerbations of asthma and seek emergency room treatment in the United States.

         We are evaluating classes of chemical compounds as potential treatments for asthma and other respiratory diseases. We will evaluate these components for regular treatment of chronic respiratory diseases or for exacerbations. We will test our compounds for delivery by the oral, intravenous or inhaled route of administration.

         Diagnostic Assay Program

         Based on our v-protectant technology platform, we have designed a simple and proprietary blood test that measures a circulating blood marker for atherosclerosis. We plan to conduct tests on human blood samples to establish whether this new marker, called OXYKINE(R), is an accurate and useful diagnostic tool. We believe OXYKINE(R) will allow physicians to determine whether a patient has active and progressive atherosclerosis and whether the disease is responding to medical therapy. We are not aware of any diagnostic tools that meet this profile.

RESEARCH PROGRAM

         We have built a robust research program using our demonstrated expertise in functional genomics, molecular biology, cell biology, physiology, pharmacology, medicine, biochemistry, and analytical and synthetic chemistry and bioengineering.

Our research program has three main objectives:

         - To discover and develop v-protectants with enhanced potency and improved therapeutic properties. We are synthesizing novel compounds and testing them in a variety of biochemical and cell-based assays to discover and develop new, small molecule v-protectants. We believe that these v-protectants will have improved therapeutic properties and applicability across a wide range of chronic inflammatory diseases. We have identified a novel series of highly potent v-protectants.

         - To identify novel anti-inflammatory therapeutic targets utilizing functional genomics. One part of our drug discovery platform is a set of techniques that connects our knowledge of genes, which code for proteins, to agents that modify gene activity. This collection of methods, called functional genomics, enables us to select targets efficiently. Our target for therapy may be the gene, the protein, another substance in the body that links to the protein, or the agent that induces the change. For example, oxidants are agents that induce changes in gene activity. We believe our functional genomics program will enable us to identify novel genes and their protein products that are critical to the chronic inflammatory process. We plan to progress these genes and proteins into targets for novel classes of drugs.

         - To develop new classes of v-protectant drugs based on the novel therapeutic targets identified by our functional genomics program. We are identifying enzymes and other molecular targets that either control or are controlled by oxidant signals. These discoveries will enable our chemists to synthesize the next generation of v-protectants. We intend to use these enzymes and other molecular targets for both internal efforts and as strategic collaboration assets.

PATENTS AND INTELLECTUAL PROPERTY

         We have established a patent portfolio of owned and in-licensed patents that cover our lead v-protectant compounds and their use, as well as methods for regulating the fundamental biological pathway involved in the production of the inflammatory protein, VCAM-1. It is our goal to pursue both broad and specific patent protection in the key areas of our research and development both in the United States and internationally, and to identify value-added exclusive in-licensing opportunities.

         The patent approval process in the United States progresses through several steps from filing an application, through review of the application by the U.S. Patent and Trademark Office, and, if the application is allowed, to an issued patent. There is a similar regulatory process in most non-U.S. countries. As of June 1, 2001, we own three U.S. patents, nine pending U.S. applications, three pending international applications filed under the Patent Cooperation Treaty and 56 associated non-U.S. patent filings, which, if issued, will expire from 2012 to 2022. In addition, we hold licenses from Emory University to 11 U.S. patents and 16 associated non-U.S. patent filings expiring on or before 2014. We purchased one of the U.S. patents that we own in an agreement with Dr. Sampath Parthasarathy, a member of our Scientific Advisory Board. We believe the cost of this agreement to us is immaterial.

         We have license agreements with Emory University and The Regents of the University of California covering aspects of our technology. These agreements obligate us to make milestone payments upon attainment of agreed-upon goals and royalty payments on sale of licensed products and technology. The licenses with Emory University and The Regents of the University of California also require us to be diligent in commercializing the licensed technologies within certain time periods.

         Under our license agreement with Emory University, Emory University granted to us an exclusive license to make, use and sell methods and products covered by certain patents and patent applications owned by Emory University relating generally to the treatment and diagnosis of VCAM-1 related diseases. The license agreement requires us to make royalty payments to Emory University based on certain percentages of net revenue we derive from sales of products covered by the licensed patents or patent applications, and from sublicensing of the licensed patents or patent applications. The license agreement also requires us to make milestone payments to Emory University upon the occurrence of certain product development events. Milestone payments for AGI-1067 could total $250,000 if all milestone objectives are met. We must indemnify Emory University for all claims and/or losses caused or contributed to by AtheroGenics arising out of our use of the license. We have procured commercial general liability insurance in specified amounts customary in the industry naming Emory University as an insured.

         The Emory license agreement will terminate when all patent rights licensed under the agreement expire. Emory University may terminate the agreement if, after Emory gives notice to us, we fail to make a payment, we fail to render progress reports, we incur specified financial problems, we decide to no longer develop licensed products under the agreement, or we breach a material term of the agreement. We may terminate the agreement upon advance notice to Emory, or if Emory University violates certain material terms of the agreement.

         Under our license agreement with The Regents of the University of California, we received a license to make, use and sell diagnostic and therapeutic methods and products using monoclonal antibodies in atherosclerosis and other diseases, which are claimed in applicable patent applications owned by The Regents of the University of California in the U.S. and Canada. We must make milestone payments to The Regents of the University of California upon occurrence of various product development events of up to $45,000 for each therapeutic application and $35,000 for each diagnostic application. In addition, we must pay to The Regents of the University of California a percentage of the net revenue we receive from the sale of products covered by the patents and patent applications and from our sublicensing the licensed patents and patent applications. The Regents of the University of California may terminate the agreement upon proper notice for violation of material terms of the agreement. The agreement expires in 2018, when the last patent covered by the license expires. We may terminate the agreement at any time upon prior notice to The Regents of the University of California. We must indemnify The Regents of the University of California for all losses and claims arising out of our use of the license. In addition, we have procured commercial liability insurance in specified amounts customary in the industry naming the University of California as an insured.

         AGI-1067 Patent Portfolio

         Our patent coverage on AGI-1067 is based on patent filings that we own and patent filings exclusively licensed from Emory University. We own one issued patent, U.S. Patent No. 5,262,439, which expires in 2012, and related filings in Japan, Canada and Europe that generically cover the compound AGI-1067 as a member of a class of related compounds. We own another patent, U.S. Patent No. 6,147,250, that covers through 2018 the specific compound AGI-1067 and its use to treat VCAM-1 mediated diseases including, among others, atherosclerosis, post-angioplasty restenosis and coronary artery disease. We also own U.S. Patent No. 6,121,319, which covers the use of a class of compounds closely related to AGI-1067 to treat VCAM-1 mediated diseases. Applications corresponding to U.S. Patent No. 6,147,250 and U.S. Patent No. 6,121,319 have also been filed in 20 non-U.S. patent offices. The patents that we have exclusively licensed from Emory University include the use of a substance that inhibits a class of oxidant signals to treat diseases mediated by VCAM-1.

         AGIX-4207 Patent Portfolio

         Our patent coverage on AGIX-4207 is based on patent filings that we own and patent filings exclusively licensed from Emory University. We own one U.S. patent application, and 20 associated non-U.S. patent filings which describe AGIX-4207 and its use to treat rheumatoid arthritis, other inflammatory conditions and other disorders mediated by VCAM-1. Any patents issuing from this application will expire in 2018.

         Other V-Protectant Compounds

         Certain patent applications in the United States and non-U.S. countries cover the use of a number of compounds identified in our research program to act as v-protectants, and specifically for use in treating cardiovascular and inflammatory disease. Some of these compounds are novel and some represent new uses for known compounds. In addition we have exclusively licensed patents from Emory University that cover the use of a class of compounds which act as v-protectants.

         Our patent position, like that of many pharmaceutical companies, is uncertain and involves complex legal and factual questions for which important legal principles are unresolved or unclear. We may not develop or obtain rights to products or processes that are patentable. Even if we do obtain patents, they may not adequately protect the technology we own or in-license. In addition, others may challenge, seek to invalidate, infringe or circumvent any patents we own or in-license, and rights we receive under those patents may not provide competitive advantages to us.

         Our commercial success will depend in part on our ability to manufacture, use, sell and offer to sell our product candidates and proposed product candidates without infringing patents or other proprietary rights of others. We may not be aware of all patents or patent applications that may impact our ability to make, use or sell any of our product candidates or proposed product candidates. For example, U.S. patent applications are confidential while pending in the Patent and Trademark Office, and patent applications filed in non-U.S. countries are often first published six months or more after filing. Further, we may not be aware of published or granted conflicting patent rights. Any conflicts resulting from patent applications and patents of others could significantly reduce the coverage of our patents and limit our ability to obtain meaningful patent protection. If others obtain patents with conflicting claims, we may be required to obtain licenses to these patents or to develop or obtain alternative technology. We may not be able to obtain any licenses or other rights to patents, technology or know-how necessary to conduct our business as described in this prospectus. Any failure to obtain such licenses or other rights could delay or prevent us from developing or commercializing our product candidates and proposed product candidates, which would adversely affect our business.

         Litigation or patent interference proceedings may be necessary to enforce any of our patents or other proprietary rights, or to determine the scope and validity or enforceability of the proprietary rights of others. The defense and prosecution of patent and intellectual property claims are both costly and time consuming, even if the outcome is favorable to us. Any adverse outcome could subject us to significant liabilities, require us to license disputed rights from others, or require us to cease selling our future products.

         Trademarks

         The U.S. Patent and Trademark Office issued a Certificate of Registration for the trademark OXYKINE on April 10, 2001. The Patent and Trademark Office issued a Certificate of Registration for the trademark AATHEROGENICS and DESIGN on November 7, 2000 and issued one for the trademark AGI on September 19, 2000.

EXCLUSIVE LICENSE AGREEMENT WITH SCHERING-PLOUGH

         In October 1999, we entered into a worldwide exclusive license agreement with Schering-Plough. This agreement consists of contracts with two Schering-Plough affiliates. Under the agreement we granted to Schering-Plough an exclusive license under our patents and know-how to make, use and sell AGI-1067 and other specified compounds for the treatment of restenosis, coronary artery disease and atherosclerosis. During the term of the agreement with Schering-Plough, we will not develop or commercialize outside the agreement any compound for the treatment or prevention of restenosis, coronary artery disease or atherosclerosis.


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

         Schering-Plough paid us an initial nonrefundable licensing fee of $5,000,000 upon signing the agreement and has assumed responsibility for all costs going forward associated with the development, manufacturing and commercialization of products containing AGI-1067 and any other licensed compound. Further, Schering-Plough will make certain payments to us upon achievement of clinical and regulatory milestones. Schering-Plough will also pay us a royalty on all net sales of licensed products and will pay us fees associated with the achievement of certain annual sales levels. Schering-Plough's total direct payments to us for the initial indication of restenosis, excluding royalties and development costs, could reach $189 million during the term of the agreement. The amount and timing of any milestone and royalty payments, however, are subject to events, many of which are beyond our control and the achievement of which we cannot assure.

         The agreement will terminate when the last patent right which is subject to the agreement expires. Schering-Plough may terminate the agreement at any time upon 60 days prior written notice to us. We may terminate the agreement upon the failure of Schering-Plough to meet certain development milestones. Either party may terminate the agreement upon proper notice of certain uncured material violations of the agreement. In addition, either party may terminate the agreement on a product-by-product basis if Schering-Plough ceases commercialization of a licensed product. Finally, either party may terminate the agreement if the other party incurs specified financial problems. Upon certain material breaches of the agreement by AtheroGenics, Schering-Plough may either terminate the agreement, continue the agreement with future milestone payments materially reduced by a specified percentage, or continue the agreement with future royalty payments reduced by a specified percentage. Should either party terminate the agreement, AtheroGenics will have the right to purchase Schering-Plough's remaining inventory of licensed products at a specified amount.

MANUFACTURING

         We have entered into an arrangement with a third party manufacturer for the supply of AGI-1067 bulk drug substance and another third party manufacturer for the formulated drug product. Our exclusive license agreement with Schering-Plough grants them the right to manufacture AGI-1067 for late-stage clinical trials and commercialization. Schering-Plough has assumed responsibility for manufacturing and formulating AGI-1067. Schering-Plough has extensive experience in manufacturing pharmaceutical products.

         The supplier of the bulk drug substance for AGI-1067 operates under current Good Manufacturing Practice guidelines using cost-effective and readily available materials and reliable processes. The starting material used in the manufacturing process of AGI-1067 is probucol, which was once widely used in North America as a cholesterol-lowering agent, but has since been withdrawn from the North American market due to lack of efficacy. Under the terms of our contract, our bulk drug supplier is committed to manufacture sufficient quantities to support development activities for the foreseeable future.

         After manufacture, a third party supplier formulates AGI-1067 into the drug product under current Good Manufacturing Practice guidelines. We anticipate that this supplier will be able to provide sufficient formulated drug product to complete our ongoing and currently planned clinical trials.

         We plan to establish manufacturing agreements with third parties that comply with Good Manufacturing Practice guidelines for bulk drug substance and oral or intravenous formulations of our other v-protectant product candidates, including AGIX-4207.

SALES AND MARKETING

         Under our exclusive license agreement for AGI-1067, Schering-Plough will handle exclusively, or sublicense, on a worldwide basis, sales, marketing and distribution of AGI-1067 for any therapeutic indication. Schering-Plough has extensive experience in marketing pharmaceutical products.

         We plan to collaborate with large pharmaceutical companies to commercialize product candidates other than AGI-1067 which are for patient or physician populations in broad markets. We believe that collaborating with large companies that have significant marketing and sales capabilities provides for optimal penetration into broad markets, particularly those areas that are highly competitive. In contrast, we plan to develop a sales force to commercialize the products targeted at patient and physician populations in narrow markets. By using our own sales and marketing organization, we believe we can retain a higher percentage of the profits generated from the sale of our products.

COMPETITION

         We believe pharmaceutical companies and research institutions will increase their efforts to define and exploit emerging concepts about vascular cell biology and oxidant signals for drug discovery programs relating to chronic inflammation. Many of these


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

companies and institutions have targeted indications that overlap significantly with our targets and have substantially greater resources than we do. They may, therefore, succeed in commercializing products before we do that compete with us on the basis of efficacy, safety and price.

         Our ability to compete is predicated on four related factors:

         - First, our scientists and their collaborators have pioneered the basic discoveries and research methodologies linking oxidant signals to vascular cell inflammation. These discoveries and research methodologies form the foundation for our proprietary drug discovery programs relating to chronic inflammation.

         - Second, our scientific expertise, coupled with our expertise in clinical drug development, has enabled us to be the first company to conduct clinical trials of an orally-administered, small molecule v-protectant. We believe that our current Phase II clinical trials demonstrate that we are maintaining this important first-to-clinic competitive advantage.

         - Third, we expect that our exclusive license agreement with Schering-Plough will allow us to sustain and extend our competitive advantage.

         - Fourth, we believe our scientific, development and licensing expertise strongly positions us to acquire promising technologies and products discovered outside AtheroGenics.

         Our initial target for drug development is restenosis. We are aware of two orally-dosed drugs that have shown efficacy in prevention of restenosis in clinical trials. One of these drugs, Tranilast, is currently in a worldwide Phase III clinical trial sponsored by GlaxoSmithKline. The rationale for this clinical trial is based on efficacy in a limited Phase II clinical trial in Japan. However, another major pharmaceutical company previously discontinued Tranilast development during Phase II in the United States as a treatment of asthma due to significant human liver toxicity. The second drug, Lorelco, decreased the rate of restenosis in a North American clinical trial undertaken by an independent investigator. This trial confirmed and extended results from Japan, where Lorelco is still marketed. However, Aventis SA previously withdrew Lorelco from North American markets as a lipid-lowering drug due to lack of efficacy. We believe that a rare but potentially fatal side effect makes Lorelco's return to the marketplace highly unlikely. In addition, we are aware that Amylin Pharmaceuticals Inc. has recently begun Phase I clinical trials to evaluate a compound as a treatment to prevent restenosis after vascular repair procedures. Amylin has reported that in animal studies this compound reduced low-density lipids in blood serum, but not high-density lipids, to inhibit lipoprotein oxidation, and to inhibit cell adhesion molecules in vascular cells. In addition to these drugs and this product candidate, some physicians advocate the use of anti-oxidant vitamins, short courses of radiation delivered directly to coronary arteries, or the use of specially designed catheters or improved angioplasty techniques to decrease the incidence or severity of restenosis.

         In addition to the drugs and devices that may compete with AGI-1067 in the treatment of restenosis, there are a number of other drugs and compounds in development for other indications that we target. A number of companies are pursuing drugs that control aspects of the immune system across the range of diseases that we target. For example, Genentech, Inc. in collaboration with Tanox, Inc. and Novartis AG is developing a novel injectable asthma therapy based on delivery of an anti-IgE monoclonal antibody, which targets the allergic component of chronic asthma. Drugs that target tumor necrosis factor, including Enbrel(R) (etanercept) and Remicade(R) (infliximab) are approved to treat rheumatoid arthritis.

GOVERNMENTAL REGULATION

         We plan to develop prescription-only drugs for the foreseeable future. The FDA is the regulatory agency that is charged with the protection of people in the United States who take prescription medicines. Every country has a regulatory body with a similar mandate. In addition, the European Union has vested centralized authority in the European Medicines Evaluation Agency and Committee on Proprietary Medicinal Products to standardize review and approval across member nations.

         Regulatory agencies have established guidelines and regulations for the drug development process. This process involves several steps. First, the drug company must generate sufficient pre-clinical data to support initial human testing. In the United States, the drug company must submit an Investigational New Drug application prior to human testing. The Investigational New Drug application contains adequate data on product candidate chemistry, toxicology and metabolism and, where appropriate, animal research testing to support initial safety evaluation in humans. In addition, the drug company provides to the FDA a clinical plan, including proposed use and testing in subjects comprising healthy volunteers and patients.

        Clinical trials for a new product candidate usually proceed through four phases:

         - Phase I clinical trials explore safety, blood levels, metabolism and the potential for interaction with other drugs. Phase I typically proceeds from healthy volunteers into patients with the target disease and comprises up to approximately 200 total subjects.

         - Phase II clinical trials establish a dose for future testing and marketing in an adequate number of patients with the target disease. The clinical trials may include hundreds of patients who have the target disease and who are receiving a range of background medications. In addition, Phase II clinical trials verify the mechanisms of action proposed pre-clinically.

         - Phase III clinical trials usually include two adequate and well controlled studies in the target population. For most chronic diseases, drug companies study a few thousand patients to assure a broadly applicable assessment of safety and efficacy.

                  At the successful conclusion of Phase III, drug companies may submit a product license application, called a New Drug Application in the United States. Upon accepting the submission, the FDA or non-U.S. regulatory authorities review the file for completeness, accuracy and adherence to regulations. These authorities may use internal and external consultants and may convene an expert committee to advise on the safety, effectiveness and usefulness of the proposed new product candidate prior to final regulatory judgment. The final step to registration is approval of the package insert or label that defines what the drug company may promote to physicians who use the new drug.

         - Phase IV clinical trials support marketing of the drug for its approved indication. Phase IV clinical trials generate data to allow promotion of the new drug in comparison with other approved drugs and to support healthcare economics claims. In addition, every pharmaceutical company is responsible for post-marketing surveillance for safety in the marketplace.

         We must meet regulatory standards prior to exposing subjects to any candidate drug product. We remain responsible for any of these development activities whether we perform them internally or contract them to a third party. The FDA may audit us or our third party contractors at any time to ascertain compliance with standards. The FDA may halt all ongoing work if it determines that we or our contractors have deviated significantly from these standards. These standards include:

         - Good Manufacturing Practices, which govern process chemistry, formulation, labeling and handling of a drug throughout its life cycle;

         - Good Laboratory Practices, which govern the use of a drug in animal studies to support establishment of safety or the disposition and metabolism of the administered drug and handling of human or other biological samples for drug assays; and

         - Good Clinical Practices, which govern the exposure of human subjects under our protocols. Good Clinical Practices set standards for the constitution and activities of institutional review boards that are charged with assuring that the appropriate person gives informed consent prior to study participation and protect patients whether they receive an experimental drug, an approved drug, or an inactive look-alike called a placebo.

         Advertising is subject to FDA approval in the United States and national review elsewhere. In addition, state and local governments and other federal agencies may control marketing if the drug substance, formulation, package, intended use or disposal is subject to local regulation.

         The FDA has expanded its expedited review process in recognition that certain severe or life-threatening diseases and disorders have only limited treatment options. Fast track designation expedites the development process but places greater responsibility on the drug company during Phase IV clinical trials. The drug company may request fast track designation for one or more indications at any time during the Investigational New Drug application process, and the FDA must respond within 60 days. Fast track designation allows the drug company to develop product candidates and to request an accelerated or priority review of the New Drug Application based on clinical effectiveness in a smaller number of patients. If the FDA accepts the submission as a priority review, the time for New Drug Application review and approval is reduced from one year to six months. We plan to request fast track designation as appropriate for internal drug development programs.

EMPLOYEES

         As of June 19, 2001, we had 78 full-time employees, including 60 in research and development. The employee group includes 21 Ph.D.s, seven M.D.s and 18 employees with Masters degrees. We believe that our employee relations are good.

FACILITIES

         Our scientific and administration facility encompasses approximately 27,000 square feet in Alpharetta, Georgia. We lease our facility pursuant to a long-term lease agreement that expires in 2009 and our aggregate commitment under this long-term, non-cancelable lease is approximately $8.5 million. This lease may be extended at our option to 2019.

LEGAL PROCEEDINGS

         We are not currently a party to any legal proceedings.

ADVISORY BOARDS

         We have established advisory boards to provide guidance and counsel on aspects of our business. These boards are convened once a year and individual members are contacted as required. Members of these boards provide input on product research and development strategy, education and publication plans. The advisory board members are paid an annual stipend and receive options for common stock for their services, and are reimbursed for expenses in connection with attendance at advisory board meetings. The names and members of these boards are as follows:

SCIENTIFIC ADVISORY BOARD
  R. Wayne Alexander, M.D., Ph.D., Chairman....................      Professor and Chairman of the Department of
                                                                        Medicine, Emory University School of Medicine
  Victor J. Dzau, M.D..........................................      Chairman, Department of Medicine, Harvard
                                                                        Medical School
  David Harrison, M.D..........................................      Professor of Medicine, Division of Cardiology,
                                                                        Emory University School of Medicine
  Dennis Liotta, Ph.D..........................................      Professor of Chemistry and Vice President of
                                                                        Research, Emory University School of
                                                                        Medicine
  Robert M. Nerem, Ph.D........................................      Parker H. Petit Professor and Director,
                                                                        Bioengineering and Bioscience, Georgia
                                                                        Institute of Technology
  Sampath Parthasarathy, Ph.D..................................      Professor, Department of Gynecology and
                                                                        Obstetrics, Emory University School of
                                                                        Medicine
  Robert D. Rosenberg, M.D., Ph.D..............................      Professor of Biology, Massachusetts Institute
                                                                        of Technology and Professor of Medicine,
                                                                        Harvard Medical School
CLINICAL ADVISORY BOARD
  William Virgil Brown, M.D....................................      Professor of Medicine, Director of Division of
                                                                        Atherosclerosis & Lipid Metabolism, Emory
                                                                        University School of Medicine
  Harvey M. Golomb, M.D........................................      Professor and Chairman, Department of
                                                                        Medicine, and Director, Section of
                                                                        Hematology/Oncology, The University of
                                                                        Chicago
  Joseph L. Witzum, M.D........................................      Professor of Medicine, University of
                                                                        California at San Diego

                                   MANAGEMENT

EXECUTIVE OFFICERS, KEY EMPLOYEES AND DIRECTORS

         The following table sets forth certain information regarding our executive officers, key employees and directors as of June 19, 2001:

              NAME                                           AGE    POSITION
              ----                                           ---    --------
              Russell M. Medford, M.D., Ph.D.........        46     President, Chief Executive Officer and
                                                                      Director
              Mitchell Glass, M.D....................        49     Senior Vice President of Strategic Drug
                                                                      Development
              Mark P. Colonnese......................        45     Vice President of Finance and Administration,
                                                                      Chief Financial Officer and Secretary
              Judith R. Jaeger, M.D..................        52     Vice President of Clinical Development and
                                                                      Regulatory Affairs
              Martin A. Wasserman, Ph.D..............        59     Vice President of Discovery Research and
                                                                      Chief Scientific Officer
              Michael A. Henos (1)...................        51     Chairman of the Board of Directors
              R. Wayne Alexander, M.D., Ph.D.........        60     Director
              Vaughn D. Bryson (2)...................        63     Director
              T. Forcht Dagi, M.D. (2)...............        52     Director
              Arthur M. Pappas (1)...................        53     Director
              William A. Scott, Ph.D. (1)............        61     Director
              Stephen G. Sudovar (2).................        55     Director

---------------

(1) Member of the Compensation Committee.

(2) Member of the Audit Committee.

         Russell M. Medford, M.D., Ph.D. is our scientific co-founder, President and Chief Executive Officer and has served as a member of our board of directors since our inception in 1993. Dr. Medford has been our President and Chief Executive Officer since 1995 after serving as Executive Vice President from 1993 to 1995. Since 1989, Dr. Medford has held a number of academic appointments at the Emory University School of Medicine, most recently as Associate Professor of Medicine and Director of Molecular Cardiology. Dr. Medford is a molecular cardiologist whose research has focused on the molecular basis of cardiovascular disease and holds 11 U.S. patents. Dr. Medford currently serves on advisory committees to the National Heart, Lung and Blood Institute of the National Institutes of Health and was recently selected as an inaugural Fellow of the Council on Basic Cardiovascular Sciences of the American Heart Association. Dr. Medford serves on the Board of Trustees of EmTech Biotechnology Development, Inc. and is a director of privately held Inhibitex, Inc. Dr. Medford received a B.A. from Cornell University, and an M.D. with Distinction and a Ph.D. in molecular and cell biology from the Albert Einstein College of Medicine. Dr. Medford completed his residency in internal medicine at the Beth Israel Hospital and his fellowship in cardiology at the Brigham and Women's Hospital and Harvard Medical School, where he also served on the faculty of Medicine.

         Mitchell Glass, M.D. was promoted to Senior Vice President of Strategic Drug Development of AtheroGenics in January 2001. He had previously served as our Vice President of Clinical Development and Regulatory Affairs since 1997. From 1995 to 1996, Dr. Glass served as Vice President and Director of Cardiopulmonary Clinical Research, Development and Medical Affairs at SmithKline Beecham PLC. From 1988 to 1995, Dr. Glass held various positions at ICI Pharmaceuticals PLC, subsequently Zeneca PLC, where he was responsible for developing the pulmonary therapeutics group. From 1985 to 1987, Dr. Glass served as an attending physician in Pulmonary Medicine and Critical Care at Graduate Hospital while maintaining a teaching position at the University of Pennsylvania. From 1981 to 1984, Dr. Glass was a postdoctoral Fellow and Research Associate in Pulmonary Medicine and Respiratory Physiology at the University of Pennsylvania. Dr. Glass received B.A. and M.D. degrees from the University of Chicago and completed his residency in internal medicine and clinical fellowship in Pulmonary Medicine at Presbyterian, University of Pennsylvania Medical Center.

         Mark P. Colonnese has served as our Vice President of Finance & Administration and Chief Financial Officer since 1999. Prior to joining us, Mr. Colonnese was at Medaphis Corporation from 1997 to 1998, serving most recently as Senior Vice President and Chief

Financial Officer. Previously, Mr. Colonnese was Vice President of Finance and Chief Financial Officer and a member of the executive committee at aaiPharma Inc., a pharmaceutical development company, from 1993 to 1997. Mr. Colonnese served on the board of directors of Endeavor Pharmaceuticals, Inc. from 1994 to 1997. From 1983 to 1993, Mr. Colonnese held a number of executive and management positions at Schering-Plough Corporation, culminating as Senior Director of Planning and Business Analysis. Mr. Colonnese holds an M.B.A. from Fairleigh Dickinson University and a B.S. magna cum laude from Ithaca College.

         Judith R. Jaeger, M.D. joined AtheroGenics in January 2001 as Vice President of Clinical Development and Regulatory Affairs. Prior to joining AtheroGenics, she served as a clinical consultant to the pharmaceutical industry and other clients from 1999 to 2000. From 1983 to 1998, Dr. Jaeger held several positions at Boehringer Ingelheim Pharmaceuticals, Inc., serving most recently as Director of Immunology Clinical Research. She had responsibility for clinical research activities ranging from pre-clinical through post-marketing. Her clinical research activities were focused in Pulmonary Therapeutics and in Immunology, where her work was primarily in the area of cell adhesion molecules. Dr. Jaeger received her B.S. degree with Honors from the University of Wisconsin where she was elected to Phi Beta Kappa, and received her M.D. degree from New York University. She completed her residency in internal medicine as well as a Fellowship in Pulmonary Disease at Montefiore Medical Center in the Bronx, New York, where she also served as an Emergency Department attending physician and Clinical Instructor in Medicine. Dr. Jaeger is a Diplomate of both the American Board of Internal Medicine and the Subspecialty Board of Pulmonary Diseases, and a Fellow of the American College of Chest Physicians.

         Martin A. Wasserman, Ph.D. joined AtheroGenics in April 2001 as Vice President of Discovery Research and Chief Scientific Officer. Prior to joining AtheroGenics, Dr. Wasserman was the Vice President and Senior Distinguished Scientist in the Respiratory and Rheumatoid Arthritis Disease Group within the U.S. Drug Innovation and Approval Organization (R&D) at Aventis Pharmaceuticals, Inc., from 1995 to 2001. He was Director of Bronchopulmonary Research at Hoffmann-LaRoche, Inc. from 1992 to 1995. From 1989 to 1991, Dr. Wasserman was Director of Biomedical Evaluation at the Bristol-Myers Squibb Pharmaceutical Research Institute. Dr. Wasserman has a B.S. in Pharmacy from Rutgers University College of Pharmacy, and received an M.A. and Ph.D. in Pharmacology and Toxicology from the University of Texas Medical Branch in addition to being honored with the Distinguished Alumus Award. Dr. Wasserman is presently on the faculty of Seton Hall University School of Graduate Medical Education as Professor of Internal Medicine and holds three additional Adjunct Professorships at The University of Medicine and Dentistry of New Jersey, Rutgers University College of Pharmacy and Philadelphia College of Pharmacy and Sciences. He is on the editorial boards of several journals and has published numerous articles in the areas of pulmonary, immunology, inflammation, cardiovascular, renal and gastrointestinal research.

         Michael A. Henos has served as chairman of our board of directors since 1994 and was our Chief Financial Officer from 1994 to 1999. From 1991 to the present, Mr. Henos has served as managing general partner of Alliance Technology Ventures, L.P., a venture capital firm with $250 million under management which principally invests in southeastern technology startup companies. Mr. Henos has served as a general partner with Aspen Ventures, a $150 million early stage venture capital partnership from 1986 to the present. Mr. Henos previously served as a vice president of 3i Ventures Corporation, the predecessor of Aspen Ventures, from 1986 to 1991. From 1984 to 1986, Mr. Henos served as a healthcare consultant with Ernst & Young, specializing in venture financing of startup medical technology companies. Before joining Ernst & Young, Mr. Henos served in a variety of operating management positions and co-founded and served as Chief Executive Officer of ProMed Technologies, Inc. Mr. Henos previously served as a director of KeraVision, Inc.

         R. Wayne Alexander, M.D., Ph.D. is our scientific co-founder and has served as a member of our board of directors since our inception in 1993. Dr. Alexander has been a Professor of Medicine since 1988 and Chairman of the Department of Medicine of Emory University School of Medicine and Emory University Hospital since 1999. From 1988 to 1999, Dr. Alexander served as the Director of the Division of Cardiology at the Emory University School of Medicine and Emory University Hospital. Prior to his appointment at Emory University School of Medicine, Dr. Alexander served as Associate Professor of Medicine at Harvard Medical School from 1982 to 1988. Dr. Alexander received his Ph.D. in physiology from Emory University and his M.D. from Duke University School of Medicine. Dr. Alexander completed his residency in internal medicine at the University of Washington and completed his fellowship in cardiology at Duke University.

         Vaughn D. Bryson has served as a consultant to us since 1996 and a member of our board of directors since February 2000. Mr. Bryson is President of Life Science Advisors, a consulting firm focused on assisting biopharmaceutical and medical device companies in building shareholder value. Mr. Bryson was a 32-year employee of Eli Lilly & Company and served as President and Chief Executive Officer of Eli Lilly from 1991 to 1993. Mr. Bryson was Executive Vice President of Eli Lilly from 1986 until 1991 and served as a member of Eli Lilly's board of directors from 1984 until his retirement in 1993. Mr. Bryson was Vice Chairman of Vector Securities International from 1994 to 1996. He is also a director of Amylin Pharmaceuticals Inc., Ariad Pharmaceuticals Inc., Chiron Corporation and Quintiles Transnational Corp. Mr. Bryson received a B.S. degree in Pharmacy from the University of North Carolina and completed the Sloan Program at the Stanford University Graduate School of Business.

         T. Forcht Dagi, M.D., M.P.H., F.A.C.S., F.C.C.M. has served as a member of our board of directors since 1999. Dr. Dagi joined Cordova Ventures, LLP, a venture firm with over $250 million under management, as a Managing Partner in 1996. Prior to joining Cordova, Dr. Dagi served as director and principal of Access Partners, an early stage biotechnology fund. Dr. Dagi serves as a director of the following privately-held companies: AviGenics, Inc., Inhibitex, Inc., Cogent Neuroscience, Inc., Encelle, Inc., iPhysicianNet Inc., Merix Biosciences, Inc. and Xanthon, Inc. Dr. Dagi received an A.B. from Columbia College, an M.D. from the Johns Hopkins School of Medicine, an M.P.H. from the Johns Hopkins School of Hygiene and Public Health, an M.T.S. from Harvard University, and an M.B.A. in finance and strategic planning from the Wharton School of the University of Pennsylvania. Dr. Dagi was trained in neurosurgery and neurophysiology at the Massachusetts General Hospital and Harvard Medical School, where he was a Neuroresearch Foundation Fellow. Dr. Dagi is a diplomat of American Board of Neurological Surgeons and a Fellow of both the American College of Surgeons and the College of Critical Care Medicine.

         Arthur M. Pappas has served as a member of our board of directors since June 1995. Mr. Pappas is Chairman and Chief Executive Officer of A. M. Pappas & Associates, LLC, an international advisory services, investment and venture company that works with life science companies, products and related technologies. Prior to founding A. M. Pappas & Associates in 1994, Mr. Pappas was a director on the main board of Glaxo Holdings plc with executive responsibilities for operations in Asia Pacific, Latin America, and Canada. In this capacity, Mr. Pappas was Chairman and Chief Executive of Glaxo Far East
(Pte) Ltd. and Glaxo Latin America Inc., as well as Chairman of Glaxo Canada Inc. Mr. Pappas has held various senior executive positions with Abbott Laboratories International Ltd., Merrell Dow Pharmaceuticals and the Dow Chemical Company, in the United States and internationally. Mr. Pappas is a director of Quintiles Transnational Corp., Valentis Inc., Embrex, Inc., and privately held ArgoMed, Inc., EBM Solutions, Inc., Elitra Pharmaceuticals and Incellico, Inc. Mr. Pappas received a B.S. in Biology from Ohio State
University and an M.B.A. in Finance from Xavier University.

         William A. Scott, Ph.D. has served as a member of our board of directors since 1997 and in a consulting role as our Vice President of Research from May 2000 to May 2001. Dr. Scott was Chief Executive Officer and a member of the board of directors of Physiome Sciences, Inc., a company that specializes in the design of computer models of human organs, from 1997 to 1999. From 1983 to 1996, Dr. Scott held numerous positions at the Bristol-Myers Squibb Research Institute, most recently as Senior Vice President of Drug Discovery from 1990 until 1996. Dr. Scott has served as an Adjunct Professor at the Rockefeller University since 1983 and as an Associate Dean and Associate Professor at Rockefeller University. Dr. Scott is currently a director of Variagenics, Inc. and Deltagen, Inc.

         Stephen G. Sudovar joined our board of directors in June 2001. Mr. Sudovar has served as President and Chief Executive Officer of EluSys Therapeutics, Inc., a biopharmaceutical company focused on treatments for blood-borne diseases, since 1999. From 1997 to until joining EluSys Therapeutics, Mr. Sudovar served as President of Roche Laboratories, Inc., a U.S. division of Hoffmann-LaRoche. From 1988 to 1996, Mr. Sudovar held a number of executive and management positions at Roche Laboratories, Inc. From 1977 to 1988, Mr. Sudovar was President, Chief Executive Officer and Chairman of Pracon, Inc., a healthcare consulting and communications firm that he founded. Earlier in his career Mr. Sudovar was selected by the President's Commission on Personnel Exchange to participate in the President's Executive Interchange Program. As a Presidential appointee, he worked as Deputy Administrator for planning evaluation and legislation for the Environmental Protection Agency. He received a special recognition award from the President of the United States for his work at the agency. Mr. Sudovar received his B.S. from St. Peter's College and M.B.A. from Fairleigh Dickinson University.

BOARD COMPOSITION

         Pursuant to our amended and restated articles of incorporation and amended and restated bylaws, our board of directors is divided into three classes, with each director serving a three-year term (after the initial term). Directors are elected to serve until they resign or are removed, or are otherwise disqualified to serve, or until their successors are elected and qualified. A director elected to fill a board vacancy serves until the expiration of the term of the directorship filled. Due to two vacancies in Class I, Mr. Bryson is currently the only Class I director and will hold office until the 2004 annual meeting of shareholders. The directors of Class II, Dr. Alexander, Dr. Dagi, Dr. Scott and Mr. Sudovar, hold office until the 2002 annual meeting of shareholders. The directors of Class III, Mr. Henos, Dr. Medford and Mr. Pappas, hold office until the 2003 annual meeting of shareholders. Executive officers are elected by and serve at the discretion of our board of directors. No family relationships exist among any of our directors or executive officers.

BOARD COMMITTEES

         We have established an audit committee, a compensation committee and a science committee.

         Audit Committee. The audit committee, which consists of Mr. Bryson, Dr. Dagi and Mr. Sudovar, is responsible for nominating our independent auditors for approval by the board of directors and reviewing the scope, results and costs of the audits and other services provided by our independent auditors.

         Compensation Committee. The compensation committee, which consists of Mr. Henos, Mr. Pappas and Dr. Scott, reviews and approves the compensation and benefits for our executive officers, administers our 1995 Stock Option Plan, 1997 Equity Ownership Plan and 2001 Equity Ownership Plan, and makes recommendations to the board of directors regarding such matters and matters relating to board compensation.

         Science Committee. The science committee, which consists of Drs. Alexander and Scott, is responsible for providing guidance to us on science-related matters.

DIRECTOR COMPENSATION

         In September 2000, we began paying fees to directors who were not employees of AtheroGenics in the amount $1,000 for each board meeting attended in person, $500 for each committee meeting attended in person and $250 for each teleconference in which they participated. As of March 2001, the board of directors increased the directors' compensation to $2,000 for each board meeting attended in person, $750 for each committee meeting attended in person and $500 for each teleconference in which they participated. Upon initial election each non-employee board member will be granted a non-qualified stock option to acquire up to 20,000 shares of common stock. The exercise price will be equal to the fair market value of our common stock on the date of grant and the option will vest one-third at the time of election and one-third on each of the first and second anniversaries of election. These directors also receive annually non-qualified stock options having an aggregate value of $30,000 using the Black Scholes model. In addition, we reimburse all of our directors for ordinary and necessary travel expenses to attend board and committee meetings.

         In connection with joining our board of directors in February 2000, we entered into a four-year consulting agreement with Mr. Bryson pursuant to which he will assist management in assessing growth opportunities and strategic direction. Our board of directors has agreed to pay Mr. Bryson for his consulting services a non-qualified stock option to acquire up to 20,000 shares of common stock with an exercise price equal to the fair market value of our common stock on the date of grant. The option vests 25% on the first anniversary of the date of grant and approximately 2% per month thereafter.

         On May 11, 2000, we entered into a consulting agreement with Dr. Scott, a member of our board of directors, to engage him to serve as Vice President of Research for a period of up to six months. We extended the consulting agreement for an additional six months. Under the agreement, we paid Dr. Scott $900 per day onsite, plus we awarded him 1,000 shares of common stock for each month of service. The agreement expired on May 11, 2001. We awarded Dr. Scott a total of 13,000 shares of common stock under the agreement.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

         None of our executive officers serves as a member of the board of directors or compensation committee of any entity that has one or more of its executive officers serving as a member of our board of directors or compensation committee.

EXECUTIVE COMPENSATION

         The following table summarizes the compensation paid to or earned during the year ended December 31, 2000 and 1999 by our Chief Executive Officer and each of our other most highly compensated executive officers whose total salary and bonus exceeded $100,000 for services rendered to us in all capacities during 2000 and 1999. The executive officers listed in the table below are referred to as the "named executive officers."

                           SUMMARY COMPENSATION TABLE

                                                                                                  LONG-TERM
                                                                                                 COMPENSATION
                                                                                                  SECURITIES
                                                                  ANNUAL COMPENSATION         UNDERLYING OPTIONS          ALL
                                                     FISCAL      ----------------------           (NUMBER OF             OTHER
NAME AND PRINCIPAL POSITION                           YEAR        SALARY         BONUS             SHARES)          COMPENSATION(1)
---------------------------                          ------      --------      --------       ------------------    ---------------
Russell M. Medford, M.D., Ph.D...................     2000       $237,000      $150,000            590,000              $ 4,992
   President and Chief Executive                      1999        237,000            --            300,000                4,990
   Officer
Mitchell Glass, M.D..............................     2000        229,129        20,000            155,000                8,657(2)
   Senior Vice President of Strategic                 1999        210,000            --             20,000               27,508(2)
   Drug Development
Mark P. Colonnese................................     2000        190,000        75,000            160,000                5,250
   Vice President of Finance and                      1999        182,083        30,000            140,000                3,681(3)
   Administration
   Chief Financial Officer and Secretary
Don Kirksey, Ph.D. (5)...........................     2000        175,000        10,000             90,000                5,250
   Vice President of Business and                     1999        175,000            --             50,000               44,914(4)
   Corporate Development

---------------

(1) Includes for each named executive officer a 401(k) plan matching contribution by us for 2000 and 1999, respectively, in the amounts of $4,992 and $4,990 for Dr. Medford; $5,250 and $1,420 for Mr. Colonnese and $5,250 and $1,312 for Dr. Kirksey.

(2)      Represents reimbursement for personal travel.

(3)      Includes $2,256 for consulting services prior to employment.

(4)      Represents reimbursement for moving and relocation expenses.

(5) Dr. Kirksey resigned as Vice President of Business and Corporate Development as of May 11, 2001.

                  OPTION GRANTS IN YEAR ENDED DECEMBER 31, 2000

         The following table sets forth information concerning the individual grants of stock options to each of the named executive officers during the fiscal year ended December 31, 2000. All options were granted under our 1997 Equity Ownership Plan. Each option has a ten-year term, subject to earlier termination if the optionee's service with us terminates. Options vest at the rate of 25% on the first anniversary of the vesting commencement date and 1/48th monthly thereafter in 36 installments. Prior to our initial public offering in August 2000, options were granted with the exercise prices equal to the fair value on the date of grant as determined by our board of directors, primarily through the use of independent valuations. Following the initial public offering, all options were granted with exercise prices equal to the fair market value on the date of the grant.


                                                     INDIVIDUAL GRANT
                                       ------------------------------------------
                                       NUMBER OF SECURITIES      PERCENT OF TOTAL
                                            UNDERLYING           OPTIONS GRANTED        EXERCISE
                                              OPTIONS              TO EMPLOYEES          PRICE            EXPIRATION
NAME                                        GRANTED (#)         IN FISCAL YEAR(1)        ($/SH)              DATE
----                                   --------------------     -----------------       --------          ----------
Russell M. Medford, M.D., Ph.D ...            500,000                 32.0%                0.38             1/28/10
                                               90,000                  5.8                 5.00            12/29/10

Mitchell Glass, M.D ..............            120,000                  7.7                 0.38             1/28/10
                                               35,000                  2.2                 5.00            12/29/10

Mark P. Colonnese ................            125,000                  8.0                 0.38             1/28/10
                                               35,000                  2.2                 5.00            12/29/10

Don Kirksey, Ph.D ................             85,000                  5.4                 0.38             1/28/10
                                                5,000                  0.3                 5.00            12/29/10
                                              -------
                                              995,000
                                              =======

                                           POTENTIAL REALIZABLE VALUE
                                            AT ASSUMED ANNUAL RATES
                                          OF STOCK PRICE APPRECIATION
                                                FOR OPTION TERM(2)
                                       ----------------------------------
NAME                                       5%                      10%
----                                   -----------            -----------
Russell M. Medford, M.D., Ph.D ...     $ 6,325,579            $10,184,970
                                           283,003                717,184

Mitchell Glass, M.D ..............       1,518,139              2,444,393
                                           110,057                278,905

Mark P. Colonnese ................       1,581,395              2,546,242
                                           110,057                278,905

Don Kirksey, Ph.D ................       1,075,348              1,731,445
                                            15,722                 39,844
                                       -----------            -----------
                                       $11,019,300            $18,221,888
                                       ===========            ===========

---------------

(1) In 2000, we granted options to employees to purchase an aggregate of 1,563,850 shares of common stock.

(2) Amounts represent hypothetical gains that could be achieved for the respective options if exercised at the end of the option term. These gains are based on assumed rates of stock price appreciation of 5% and 10% compounded annually from the date the respective options were granted to their expiration date. The 5% and 10% assumed rates of appreciation are used in accordance with the rules of the SEC. With regard to the options expiring January 28, 2010 that were granted at $.38 per share, we applied the initial public offering price of $8.00 per share as the deemed per share market price at the time of grant. With regard to the options expiring December 29, 2010 that were granted at $5.00 per share, we applied the fair market value of $5.00 per share. These assumptions are not intended to forecast future appreciation of our stock price. The potential realizable value computation does not take into account federal or state income tax consequences of option exercises or sales of appreciated stock. The actual gains, if any, on the stock option exercises will depend on the future performance of the common stock, the optionee's continued employment through applicable vesting periods and the date on which the options are exercised and the underlying shares are sold.

        AGGREGATE OPTION EXERCISES IN FISCAL YEAR ENDED DECEMBER 31, 2000
                           AND YEAR-END OPTION VALUES

         The following table sets forth option exercises by the named executive officers during the 2000 fiscal year, including the aggregate value of gains on the date of exercise. The table also sets forth (i) the number of shares covered by options (both exercisable and unexercisable) as of December 31, 2000 and (ii) the respective value for "in-the-money" options, which represents the positive spread between exercise price of existing options and the fair market value of AtheroGenics' common stock at December 31, 2000.

                                                                         NUMBER OF SECURITIES
                                                          VALUE         UNDERLYING UNEXERCISED            VALUE OF UNEXERCISED
                                        NUMBER OF      REALIZED OF            OPTIONS AT                  IN-THE-MONEY OPTIONS
                                          SHARES         SHARES           DECEMBER 31, 2000                 DECEMBER 31, 2000
                                       ACQUIRED ON     ACQUIRED ON    ---------------------------    ------------------------------
NAME                                     EXERCISE      EXERCISE(1)    EXERCISABLE   UNEXERCISABLE    EXERCISABLE      UNEXERCISABLE
----                                   -----------     -----------    -----------   -------------    -----------      -------------
Russell M. Medford, M.D., Ph.D ...            --       $       --       340,000         650,000       $1,607,710       $2,601,290
Mitchell Glass, M.D ..............        51,700          398,090        90,800         162,500          424,360          592,050
Mark P. Colonnese ................        44,400          341,880        49,850         205,750          231,729          794,891
Don Kirksey, Ph.D ................        35,000          269,500        50,750         154,250          236,680          696,020
                                         -------       ----------       -------       ---------       ----------       ----------
                                         131,100       $1,009,470       531,400       1,172,500       $2,500,479       $4,684,251
                                         =======       ==========       =======       =========       ==========       ==========

---------------

(1) Value realized of shares acquired on exercise was calculated using the initial public offering price of $8.00 per share.

EMPLOYEE BENEFIT PLANS

1995 Stock Option Plan

         As of June 19, 2001, a total of 267,800 shares of common stock were reserved for issuance under our 1995 Stock Option Plan, or 1995 Plan, 250,000 of which were subject to outstanding options. The 1995 Plan provides for the grant of options to which Internal Revenue Code ss.422, relating generally to incentive stock options and other options, does not apply. The 1995 Plan provides for granting stock options to our directors, employees, consultants and contractors. The 1995 Plan is administered by our board of directors. Subject to the provisions of the 1995 Plan, the board of directors has the authority and sole discretion to determine and designate those persons to whom options are granted, the option price of the shares covered by any options granted, the manner in and conditions under which options are exercisable, including any limitations or restrictions thereon, and the time or times at which options shall be granted. Our board of directors may not grant any options under the 1995 Plan more than ten years after June 13, 1995, its date of adoption. The maximum term of options granted under the 1995 Plan is ten years. Unless terminated earlier in accordance with the provisions of the 1995 Plan, the 1995 Plan will terminate upon the later of:

         - the complete exercise or lapse of the last outstanding option, or

         -        the last date upon which options may be granted under the 1995
                  Plan.

1997 Equity Ownership Plan

         As of June 19, 2001, a total of 2,956,800 shares of common stock were reserved for issuance under our 1997 Equity Ownership Plan, or 1997 Plan, of which options to purchase an aggregate of 2,456,935 shares were outstanding and 499,865 shares were available for future grant. The 1997 Plan provides for the grant of incentive stock options within the meaning of Section 422 of the Internal Revenue Code, nonqualified stock options, shares of restricted stock, stock appreciation rights and performance awards to our employees, directors, consultants and advisors, or to alternate grantees affiliated with our directors if certain conditions are met. Incentive stock options may be granted only to our employees. The 1997 Plan is administered by our board of directors or its designee(s). Subject to the provisions of the 1997 Plan, the administrator has the authority to determine:

         -        to whom awards will be granted,

         -        the time when awards may be granted,

         -        the number of shares to be covered by an award,

         -        when an award becomes vested or exercisable,

         - the exercise price of an award, which price, in the case of incentive stock options, shall not be less than the fair market value of our common stock on the date of grant or, in the case of incentive stock options granted to employees who own, directly or indirectly, more than 10% of our total combined voting power, 110% of the fair market value of our common stock on the date of grant, and

         - any restrictions or conditions on the shares subject to awards.

         The maximum term of incentive stock options granted under the 1997 Plan is ten years or five years in the case of an optionee who owns more than 10% of our common stock. Our board of directors may terminate the 1997 Plan at any time, provided that no termination without the consent of the holder of an award shall adversely affect the rights of the participant under the award.

2001 Equity Ownership Plan

         In April 2001, we established the 2001 Equity Ownership Plan, or 2001 Plan. A total of 2,000,000 shares are reserved for issuance under the 2001 Plan. As of June 19, 2001, no options have been granted and no shares have been issued under the 2001 Plan. The 2001 Plan provides for the grant of incentive stock options within the meaning of Section 422 of the Internal Revenue Code, nonqualified stock options, shares of restricted stock and stock appreciation rights to our employees, directors, consultants and advisors, or alternate grantees affiliated with our directors if certain conditions are met. Incentive stock options may be granted only to our employees. The 2001 Plan is administered by our board of directors or its designee(s). Subject to the provisions of the 2001 Plan, the administrator has the authority to determine:

         -        to whom awards will be granted,

         -        the time when awards may be granted,

         -        the number of shares to be covered by an award,

         -        when an award becomes vested or exercisable,

         - the exercise price of an award, which price, in the case of incentive stock options, shall not be less than the fair market value of our common stock on the date of grant or, in the case of incentive stock options granted to employees who own, directly or indirectly, more than 10% of our total combined voting power, 110% of the fair market value of our common stock on the date of grant, and

         - any restrictions or conditions on the shares subject to awards.

         The maximum term of incentive stock options granted under the 2001 Plan is ten years or five years in the case of an optionee who owns more than 10% of our common stock. Our board of directors may terminate the 2001 Plan at any time, provided that no termination without the consent of the holder of an award shall adversely affect the rights of the participant under the award.

401(k) Plan

         We have established a tax-qualified employee savings and retirement plan, or 401(k) Plan. Under the 401(k) Plan, eligible participating employees may elect to contribute up to 15% of their salary, up to the maximum amount of tax deferred contribution allowed by the Internal Revenue Code. The 401(k) Plan permits us to make discretionary matching contributions. During 2000 we matched 50% of employees' contributions, up to a maximum of 6% of employees' annual base compensation. The 401(k) Plan is intended to qualify under Section 401 of the Internal Revenue Code so that contributions by employees or by us to the 401(k) Plan, and income earned on plan contributions, are not taxable to employees until withdrawn from the 401(k) Plan, and so that our contributions will be deductible by us when made. The trustee under the 401(k) Plan, at the direction of each participant, invests the assets of the 401(k) Plan in any number of investment options.

EMPLOYMENT AGREEMENTS

         We have entered into an employment agreement with Dr. Medford, our President and Chief Executive Officer, dated as of March 1, 2001.

         Our employment agreement with Dr. Medford has an initial term of three years, commencing on the effective date of the agreement. The initial term extends automatically for one year on the second anniversary of the effective date of the agreement and on each anniversary thereafter, unless, prior to such anniversary, either party gives notice that it wishes to terminate the agreement at the end of the then current employment term. The agreement provides for a base salary of not less than $275,000 per year and annual incentive compensation to be determined by our board of directors in its discretion. However, for the first year of the agreement, the target annual incentive compensation is $104,500, or 38% of base salary. Our board of directors will grant annually to Dr. Medford, subject to availability, additional stock or stock options having a value of at least 60% of Dr. Medford's then current base salary. The employment agreement provides Dr. Medford with a one-time allowance for financial and tax planning assistance in a lump sum payment not to exceed $25,000. The employment agreement also provides Dr. Medford with a one-time signing bonus of $20,000.

         If we terminate Dr. Medford's employment agreement other than for cause or we choose not to extend the agreement, or if Dr. Medford terminates the agreement as a result of a constructive discharge or a change of control of AtheroGenics, we must pay Dr. Medford an amount equal to two times the sum of his then current base salary and the pro rata portion of his target annual incentive compensation for the year in which the termination occurs. In the event that Dr. Medford voluntarily resigns or is discharged for cause, he will receive no special severance benefits or compensation. Dr. Medford's employment agreement also has post-termination noncompetition and nonsolicitation provisions which prohibit him from competing with AtheroGenics or soliciting its customers or employees for one year following his termination.

                              CERTAIN TRANSACTIONS

         Since January 1, 1998, we have engaged in the following transactions with our directors, officers and 5% shareholders and affiliates of our directors, officers and 5% shareholders:

         In January 1995, we entered into a license agreement with Emory University. Under the terms of this agreement, Emory granted to us an exclusive right and license to make, use and sell products utilizing inventions claimed in several patents developed by employees of Emory. The Emory employees who developed the licensed patents include Russell M. Medford, M.D., Ph.D., our President, Chief Executive Officer and director, R. Wayne Alexander, M.D., Ph.D., our Secretary and a member of our board of directors, and Sampath Parthasarathy, Ph.D., a member of our scientific advisory board. The license agreement requires us to make royalty payments to Emory based on certain percentages of net revenue we derive from sales of products utilizing inventions claimed in the licensed patents and from sublicensing of the licensed patents. The license agreement also provides for milestone payments to Emory upon the occurrence of certain events relating to the development of products utilizing the licensed patents. Drs. Alexander, Medford and/or Margaret K. Offermann, M.D., Ph.D., Dr. Medford's wife, will receive a portion of our payments to Emory under the license agreement. We paid a signing fee to Emory upon the execution of this agreement and an additional amount for achievement of the first milestone under the agreement. We are required to pay Emory royalties upon sales of products utilizing the patent technology and milestone payments totaling $250,000, if all sales and milestone objections are met. We have not made any other royalty or milestone payments to Emory under this agreement to date.

         We are a party to a sponsored research agreement with Emory dated October 14, 1996. Under the terms of this agreement, Emory agrees to collaborate with us and furnish the facilities necessary to carry out a specified research program. As discussed above, some of our directors and executive officers are employees of Emory. We have paid approximately $300,000 to Emory pursuant to this agreement.

         In August 1998 we consummated a bridge financing in which we issued an aggregate of $6,000,000 principal amount notes bearing interest at a rate per annum equal to the prime rate as published in The Wall Street Journal plus 2%. At that time we also issued warrants exercisable for shares of our Series B convertible preferred stock covering an aggregate of 10% of the original principal amount of the notes to the purchasers of the notes. We issued $150,000 principal amount notes with the same terms to additional investors in February 1999. In April 1999 we issued warrants exercisable for shares of our Series C convertible preferred stock covering an aggregate of 10% of the original principal amount of the notes to the participants in the bridge financing as consideration for extending the maturity of the notes. The notes and a portion of the accrued interest on the notes were converted into 2,140,357 shares of our Series C convertible preferred stock in April 1999. The investors in this financing consisted principally of the holders of our convertible preferred stock. These investors included shareholders Alliance Technology Ventures, L.P. and related entities, as well as Arthur M. Pappas, a member of our board of directors. Russell M. Medford, our President and Chief Executive Officer and a member of our board of directors, is a Special Limited Partner of Alliance, Michael A. Henos, Chairman of our board of directors, is the General Partner of Alliance.

         In July 1999, we entered into a sublease agreement for office space with ATV Management Corp., which was amended effective January 1, 2001. Unless otherwise extended, this lease will expire in July 2002. Michael A. Henos, Chairman of our board of directors, is the President and sole shareholder of ATV Management. The agreement provides for ATV Management Corp. to pay approximately $3,300 per month to us. This monthly lease payment is substantially equivalent to our monthly lease payment for equivalent space. To date, we have received approximately $120,000 from ATV Management pursuant to this agreement.

         In April, May and August of 1999, we issued an aggregate of 5,899,999 shares of Series C convertible preferred stock at a price of $3.00 per share. Investors in this financing included shareholders Alliance and its related entities, referred to above, and 5% shareholder William Blair Capital Partners VI, L.P.

                             PRINCIPAL SHAREHOLDERS

         The following table sets forth certain information provided to us by each of the following as of June 19, 2001 regarding their beneficial ownership of our common stock:

         - each person who is known by us to beneficially own more than 5% of our common stock;

         -        our named executive officers;

         -        each of our directors; and

         -        all of our directors and executive officers as a group.

         Beneficial ownership is determined in accordance with the rules of the SEC and includes voting and investment power with respect to the securities. Except as indicated by footnote, and subject to applicable community property laws, the persons and entities named in the table below have sole voting and sole investment power with respect to the shares set forth opposite such person's or entity's name.

         Shares of common stock subject to options or warrants currently exercisable or exercisable within 60 days after June 19, 2001 are deemed outstanding for purposes of computing the percentage ownership of the person holding such options or warrants, but are not deemed outstanding for purposes of computing the percentage ownership of any other person. Unless otherwise indicated, the address for each of the individuals listed in the table is c/o AtheroGenics, Inc., 8995 Westside Parkway, Alpharetta, Georgia 30004.

                                                                                                    COMMON STOCK
                                                                                                 BENEFICIALLY OWNED
                                                                                            ----------------------------
                                                                                              NUMBER             PERCENT
                                                                                                OF                  OF
BENEFICIAL OWNER                                                                              SHARES              CLASS
----------------                                                                            ---------            -------
Entities affiliated with BVF Partners, L.P......................................            2,372,900(1)           8.6%
  227 West Monroe Street, Suite 4800
  Chicago, Illinois 60606

Wellington Management Company, LLP..............................................            2,317,400(2)           8.4%
  75 State Street
  Boston, Massachusetts 02109

Entities affiliated with William Blair Capital Partners VI, L.P.................            1,666,667(3)           6.0%
  232 West Adams Street
  Chicago, Illinois 60606

Russell M. Medford, M.D., Ph.D..................................................            1,113,452(4)           4.0%
R. Wayne Alexander, M.D., Ph.D..................................................              739,900(5)           2.7%
Michael A. Henos................................................................              707,944(6)           2.6%
Mitchell Glass, M.D.............................................................              180,300(7)             *
Mark P. Colonnese...............................................................              132,550(8)             *
Vaughn D. Bryson................................................................               77,032(9)             *
William A. Scott, Ph.D..........................................................               54,000(10)            *
T. Forcht Dagi, M.D.............................................................               40,542(11)            *
Arthur M. Pappas................................................................               14,230                *
Judith R. Jaeger, M.D...........................................................                   --                *
Stephen G. Sudovar..............................................................                   --                *
Martin A. Wasserman, Ph. D......................................................                   --                *
All directors and executive officers as a group (12 persons)....................            3,059,950             10.7%

---------------

*        Less than one percent (1%) of outstanding shares.

(1) Includes 763,000 shares held by Biotechnology Value Fund, L.P.; 452,600 shares held by Biotechnology Value Fund II, L.P.; 1,047,300 shares held by BVF Investments, L.L.C.; and 110,000 shares held by certain managed accounts for which BVF Partners L.P. is the investment manager. BVF Partners is the general partner of Biotechnology Value Fund, L.P. and Biotechnology Value Fund II, L.P., and is the manager of BVF Investments, L.L.C. As such, BVF Partners shares voting and investment power over the shares beneficially owned by those entities and the managed accounts. BVF Inc. is the general partner of BVF Partners, and as such, also shares voting and investment power over the shares.

(2) Wellington Management Company, LLP, in its capacity as an investment advisor, has shared voting and investment power with regard to 2,030,400 shares and shared dispositive power with regard to all 2,317,400 shares, all of which are held of record by clients of Wellington Management Company.

(3) Arda Minocherhomjee, Managing Director of William Blair Capital Partners, LLC, the general partner of William Blair Capital Partners VI, L.P., exercises voting and investment power over these shares.

(4) Includes 454,000 shares subject to options exercisable within 60 days and 100,000 shares owned by Medford Future Fund, LLLP, a family limited partnership of which Dr. Medford is the general partner. As such, Dr. Medford exercises voting and investment power over these shares.

(5)      Includes 139,000 shares subject to options exercisable within 60 days.

(6) Includes 351,718 shares owned by Alliance Technology Ventures, L.P. and affiliated entities. Mr. Henos is Managing General Partner of Alliance and the affiliated entities. As such, Mr. Henos shares voting and investment power over the shares owned by Alliance.

(7)      Includes 128,600 shares subject to options exercisable within 60 days.

(8)      Includes 88,150 shares subject to options exercisable within 60 days.

(9)      Includes 17,000 shares subject to options exercisable within 60 days.

(10)     Includes 41,000 shares subject to options exercisable within 60 days.

(11) Includes 4,180 shares owned by Cordova Technology I, L.L.C., of which Dr. Dagi is president and a managing member and 17 shares owned by Cordova Technology Partners, L.P., of which Dr Dagi is both a limited partner and a member of the general partner. As such, Dr. Dagi has voting and investment power over the shares owned by Cordova Technology I and Cordova Technology Partners. The shares indicated also include 12,000 shares subject to options exercisable by Dr. Dagi within 60 days.

                          DESCRIPTION OF CAPITAL STOCK

GENERAL

         Our Fourth Amended and Restated Articles of Incorporation authorize the issuance of up to 100 million shares of common stock, no par value, and five million shares of preferred stock, no par value, the rights and preferences of which may be established from time to time by our board of directors. As of June 19, 2001, 27,709,948 shares of common stock were issued and outstanding and no shares of preferred stock were issued and outstanding.

         The description set forth below provides a summary of our capital stock and describes some of the provisions of our Fourth Amended and Restated Articles of Incorporation and Third Amended and Restated Bylaws, in addition to provisions of other agreements with our shareholders. The following summary is qualified in its entirety by reference to our Fourth Amended and Restated Articles of Incorporation and Third Amended and Restated Bylaws, copies of which have been filed as exhibits to or are incorporated by reference in the registration statement of which this prospectus is a part.

COMMON STOCK

         Holders of our common stock have unlimited voting rights. Each shareholder is entitled to one vote for each share on all matters to be voted upon by the shareholders. There are no cumulative voting rights and no preemptive or conversion rights. There are no redemption or sinking fund provisions available to the common stock. Holders of our common stock are entitled to receive dividends share for share on a pro rata basis when, as and if declared by the board of directors out of funds legally available therefor. In the event of a liquidation, dissolution or winding up of AtheroGenics, holders of common stock will be entitled to share ratably in all assets remaining after payment of liabilities of AtheroGenics.

PREFERRED STOCK

         Our board of directors is authorized, subject to any limitations prescribed by law, without shareholder approval, to issue from time to time up to an aggregate of five million shares of preferred stock, in one or more series, each series to have such rights and preferences, including voting rights, dividend rights, conversion rights, redemption privileges and liquidation preferences as our board of directors determines. The rights of the holders of common stock will be subject to, and may be adversely affected by, the rights of holders of any preferred stock that may be issued in the future. Issuance of preferred stock, while providing desirable flexibility in connection with possible acquisitions and other corporate purposes, could have the effect of making it more difficult for a third party to acquire, or of discouraging a third party from attempting to acquire, a majority of our outstanding voting stock. We currently have no shares of preferred stock outstanding and we have no present plans to issue any shares of preferred stock.

WARRANTS

         We have issued and outstanding warrants to purchase an aggregate of 250,290 shares of our capital stock. In February 1996 and October 1997 we issued to Phoenix Leasing Incorporated warrants to purchase 12,500 shares of Series B convertible preferred stock at an exercise price of $3.00 per share, which are exercisable until August 2005. Upon the completion of our initial public offering, these warrants converted into the right to purchase 12,500 shares of common stock at the same price per share. In July 1998, we issued to Cousins Properties, Inc. a warrant to purchase 50,000 shares of Series B-1 convertible preferred stock at an exercise price of $5.00 per share, which is exercisable until January 2009. Upon the completion of our initial public offering, this warrant converted into the right to purchase 50,000 shares of common stock at the same price per share. In August 1998, we issued to certain investors warrants to purchase 205,002 shares of Series B convertible preferred stock at an exercise price of $3.00 per share, which are exercisable until August 19, 2008. Upon the completion of our initial public offering, these warrants converted into the right to purchase 205,002 shares of common stock at the same price per share. In April 1999, we issued to certain investors warrants to purchase 200,001 shares of Series C convertible preferred stock at an exercise price of $3.00 per share, which are exercisable until December 31, 2008. Upon the completion of our initial public offering, these warrants converted into the right to purchase 200,001 shares of common stock at the same price per share.

REGISTRATION RIGHTS

         Demand Registration. According to the terms of the Amended and Restated Master Rights Agreement dated as of October 31, 1995, as amended, certain holders of common stock and warrants to acquire additional shares of common stock have the right to require us to effect a registration of their stock on Form S-1, Form S-2, Form SB-1 or Form SB-2 so that those shares may be resold to the public. To demand a registration, the holders having such registration rights must propose to dispose of at least 20% of the common stock subject to registration or the anticipated aggregate offering price must be at least $15,000,000. If such a request is made, then we must use our best efforts to effect the registration. We only have to file two registration statements requested in this manner.

         In addition, the holders of common stock having registration rights may require us to effect a registration of their stock of Form S-3 at any time that we are eligible to file a registration on that form if those shareholders making the request propose to dispose of shares at an aggregate offering price of at least $1,000,000 in the offering.

         We may delay filing a demand registration if the statement would become effective within 180 days of an underwritten registration statement filed by us. We may also defer the filing of a demand registration for a period of up to 90 days once in any 12-month period.

         Piggyback Registration. In addition, if we register any securities for sale in a public offering, other than a registration relating solely to employee benefit plans, a registration relating solely to a Rule 145 transaction, or a registration on any form that does not include substantially the same information as would be required in a registration statement covering secondary sales of stock, holders of demand registration rights will have the right to include their shares in the registration statement.

         Piggyback registration rights are subject to conditions and limitations, including the right of the underwriters of an underwritten offering to limit the number of shares of common stock to be included in the registration. We are generally required to bear the expenses of all registrations, except underwriting discounts and commissions. The Master Rights Agreement also contains our commitment to indemnify the holders of registration rights for losses attributable to statements or omissions by us incurred in connection with registrations under the agreement.

         Additional Registration Rights. Pursuant to a common stock purchase agreement dated as of June 19, 2001, we granted registration rights with respect to 3,585,000 shares of our common stock sold in a private placement. This prospectus is a part of the registration statement filed with the SEC to register the resale of these shares. We are obligated to keep the registration statement effective until the earlier of :

         -        June 19, 2003;

         - As to any selling shareholder, the date on which that selling shareholder may sell all of the shares covered by this prospectus held by that shareholder without restriction by the volume limitations of Rule 144(e) under the Securities Act; or

         - Such time as all of the shares covered by this prospectus have been sold:

                  - Pursuant to and in accordance with the registration statement,

                  - To or through a broker or dealer or underwriter in a public distribution or public securities transaction, and/or

                  - in a transaction exempt from the registration requirements of Section 4(1) under the Securities Act so that any and all restrictions on the shares are removed upon the completion of the sale.

EFFECTS OF CERTAIN PROVISIONS OF OUR ARTICLES OF INCORPORATION, BYLAWS AND GEORGIA LAW

         Classified Board and Removal of Directors. Our articles of incorporation provide for our board of directors to be elected initially to staggered one, two and three year terms and, thereafter, for three year terms. In addition, members of our board of directors may only be removed for cause. The classification of directors, together with the limitation on the removal of directors, has the effect of making it more difficult for shareholders to change the composition of our board of directors.

         Shareholder Action; Special Meeting of Shareholders. Our shareholders may not take action, outside of a duly called annual or special meeting, by less than unanimous consent. Our bylaws further provide that special meetings of our shareholders may be called only upon the request of the holders of not less than 75% of the shares then outstanding and entitled to vote.

         Advance Notice Requirements for Shareholder Proposals and Director Nominations. Our bylaws provide that any shareholder proposals must be provided to us in writing at least 120 days before the date of our previous year's proxy statement, as provided in Rule 14a-8 under the Exchange Act. Director nominations must be provided to us in writing at least 60 days before the date of an annual meeting of shareholders or, in the case of a special meeting of shareholders, at least 60 days prior to such meeting or the tenth day following the day on which public announcement is made of the date of the meeting. Our bylaws also specify requirements as to form and content of a shareholder's notice. Such provisions may preclude shareholders from bringing matters before the shareholders at an annual or special meeting.

         Anti-takeover Provisions and Georgia Law. The Georgia Business Corporation Code, or Georgia Code, generally restricts a corporation from entering into certain business combinations with an interested shareholder, which is defined as any person or entity that is the beneficial owner of at least 10% of a company's voting stock, or its affiliates, for a period of five years after the date on which the shareholder became an interested shareholder, unless:

         - the transaction is approved by the board of directors of the corporation prior to the date the person became an interested shareholder;

         - the interested shareholder acquires 90% of the corporation's voting stock in the same transaction in which it exceeds 10%; or

         - subsequent to becoming an interested shareholder, the shareholder acquires 90% of the corporation's voting stock and the business combination is approved by the holders of a majority of the voting stock entitled to vote on the transaction.

         The fair price provisions of the Georgia Code further restrict business combination transactions with 10% shareholders. These provisions require that the consideration paid for stock acquired in the business combination must meet specified tests that are designed to ensure that shareholders receive at least fair market value for their shares in the business combination.

         The interested shareholder and fair price provisions of the Georgia Code do not apply to a corporation unless the bylaws of the corporation specifically provide that these provisions are applicable to the corporation. We have elected to be covered by these provisions in our bylaws, provided, however, that, notwithstanding anything to the contrary in the provisions, the provisions shall not apply to any business combination with (1) any shareholder who was an interested shareholder as of the date we adopted our bylaws or (2) any person or entity that is at the time of that business combination wholly owned by such interested shareholder.

TRANSFER AGENT AND REGISTRAR

         The Transfer Agent and Registrar for our common stock is American Stock Transfer & Trust Company.

LISTING

         Our common stock is listed on the Nasdaq National Market under the symbol "AGIX."

                              PLAN OF DISTRIBUTION

         The term "selling shareholders" includes donees, pledgees, transferees or other successors-in-interest selling shares received after the date of this prospectus from a named selling shareholder as a gift, pledge, partnership distribution or other non-sale related transfer. The selling shareholders may offer all or part of the shares included in this prospectus from time to time in one or more types of transactions, which may include block transactions, on applicable exchanges or automated interdealer quotation systems, in negotiated transactions, through put or call options transactions relating to the shares offered by this prospectus, through short sales or a combination of such methods of sale. These sales may be made at fixed prices that may be changed, at market prices prevailing at the time of sale, at prices related to the prevailing market prices or at negotiated prices. Each selling shareholder will act independently of us in making decisions with respect to the timing, manner and size of each sale. The selling shareholders may resell their shares by one or more of the following methods:

         - purchases by a broker-dealer as principal and resale by such broker-dealer for its own account pursuant to this prospectus;

         - a cross or block trade in which the broker or dealer engaged by a selling shareholder will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

         - purchases by a broker or dealer as principal and resale by such broker or dealer for its account;

         - an exchange distribution in accordance with the rules of such exchange;

         - ordinary brokerage transactions and transactions in which the broker solicits purchasers;

         -        negotiated transactions;

         -        options transactions;

         - short sales or borrowing, returns and reborrowings of the shares pursuant to stock loan agreements to settle short sales;

         - pledge and hedging transactions with broker-dealers or other financial institutions;

         - delivery in connection with the issuance of securities by issuers, other than us, that are exchangeable for (whether on an optional or mandatory basis), or payable in, such shares (whether such securities are listed on a national securities exchange or otherwise) or pursuant to which such shares may be distributed; and

         -        a combination of any such methods of sale or distribution.

         In effecting sales, brokers or dealers engaged by a selling shareholder may arrange for other brokers or dealers to participate in such sales. Brokers or dealers may receive commissions or discounts from a selling shareholder or from the purchasers in amounts to be negotiated immediately prior to the sale. A selling shareholder may also sell the shares in accordance with Rule 144 or Rule 144A under the Securities Act or pursuant to other exemptions from registration under the Securities Act.

         If the shares offered by this prospectus are sold in an underwritten offering, the underwriters may acquire them for their own account and may further resell these shares from time to time in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices determined at the time of sale. The names of the underwriters with respect to any such offering and the terms of the transactions, including any underwriting discounts, concessions or commissions and other items constituting compensation of the underwriters and broker-dealers, if any, will be set forth in a prospectus supplement relating to such offering. Any public offering price and any discounts, concessions or commissions allowed or reallowed or paid to broker-dealers may be changed from time to time. Unless otherwise set forth in a prospectus supplement, the obligations of the underwriters to purchase the shares will be subject to certain conditions precedent and the underwriters will be obligated to purchase all the shares specified in such prospectus supplement if any such shares are purchased. Brokers who borrow the shares to settle short sales of shares and who wish to offer and sell the shares under circumstances requiring use of the prospectus or making use of the prospectus desirable may use this prospectus. This prospectus may be amended and supplemented from time to time to describe a specific plan of distribution.

         From time to time the shareholders may engage in short sales, short sales against the box, puts, calls and other transactions in our shares, or derivatives thereof, and may sell and deliver the shares offered by this prospectus in connection with such transactions.

         We will not receive any of the proceeds from the sales of the shares by the shareholders pursuant to this prospectus. The selling shareholders will pay any expenses incurred by the selling shareholders for brokerage, accounting, tax or legal services or any other expenses incurred by the selling shareholders in disposing of the shares covered in this prospectus. We will bear all other costs, fees and expenses incurred in effecting the registration of the shares covered by this prospectus, including, but not limited to, all registration and filing fees, Nasdaq listing fees and expenses of our counsel and our accountants. Our common stock is listed for trading on the Nasdaq National Market, and the shares offered by this prospectus have been approved for quotation on Nasdaq.

         In order to comply with the securities laws of certain states, the selling shareholders may only sell the shares through registered or licensed brokers or dealers. In addition, in certain states, the selling shareholders may only sell the shares if they have been registered or qualified for sale in the applicable state or an exemption from the registration or qualification requirements of such state is available and is complied with.

         A selling shareholder, and any broker dealer who acts in connection with the sale of shares hereunder, may be deemed an underwriter within the meaning of Section 2(11) of the Securities Act, and any commissions received by them and profit on any resale of the shares as principal might be deemed underwriting discounts and commissions under the Securities Act. We have agreed to indemnify certain of the selling shareholders, underwriters and other participants in an underwriting or distribution of the shares and their directors, officers, employees and agents against certain liabilities including liabilities arising under the Securities Act. The selling shareholders may also agree to indemnify any broker-dealer that participates in transactions involving the sales of the shares against certain liabilities, including liabilities arising under the Securities Act. Because the selling shareholders may be deemed underwriters within the meaning of Section 2(11) of the Securities Act, the selling shareholders will be subject to the prospectus delivery requirements of the Securities Act.

         We have advised the selling shareholders that the anti-manipulation rules of Regulation M under the Exchange Act may apply to sales in the market and to the activities of the selling shareholders and their affiliates. In addition, we will make copies of this prospectus available to the selling shareholders for the purpose of satisfying the prospectus delivery requirements of the Securities Act.

         We are permitted to suspend the use of this prospectus in connection with the sales of shares by selling shareholders upon the happening of certain events. These include the existence of any fact that makes any statement of material fact made in this prospectus untrue or that requires the making of additions to or changes in this prospectus in order to make the statements herein not misleading. The suspension will continue until such time as we advise the selling shareholders that use of the prospectus may be resumed, in which case the period of time during which we are required to maintain the effectiveness of the registration statement shall be extended. AtheroGenics will bear the expense of preparing and filing the registration statement and all post-effective amendments.

         We have agreed with the selling shareholders to keep the registration statement of which this prospectus constitutes a part effective until the earlier of:

         -        June 19, 2003;

         - As to any selling shareholder, the date on which that selling shareholder may sell all of the shares covered by this prospectus held by that shareholder without restriction by the volume limitations of Rule 144(e) under the Securities Act; or

         - Such time as all of the shares covered by this prospectus have been sold:

         -        Pursuant to and in accordance with the registration statement,

         - To or through a broker or dealer or underwriter in a public distribution or public securities transaction, and/or

         -        in a transaction exempt from the registration requirements of
                  Section 4(1) under the Securities Act so that any and all restrictions on the shares are removed upon the completion of the sale.

                                  LEGAL MATTERS

         The validity of the shares of common stock offered hereby will be passed upon for us by Long Aldridge & Norman LLP, Atlanta, Georgia. As of the date of this prospectus, Long Aldridge & Norman LLP is the beneficial owner of 33,332 shares of our common stock.

                                     EXPERTS

         Ernst & Young LLP, independent auditors, have audited our financial statements at December 31, 2000 and 1999, and for each of the three years in the period ended December 31, 2000, as set forth in their report. We have included our financial statements in the prospectus and elsewhere in the registration statement in reliance on Ernst & Young LLP's report, given on their authority as experts in accounting and auditing.

         King & Spalding is our patent counsel. The statements in this prospectus under the captions "Our failure to adequately protect or enforce our intellectual property rights or secure rights to third party patents could materially adversely affect our proprietary position in the marketplace or prevent the commercialization of our products" in the risk factors section, and "Patents and Intellectual Property" in the business section have been reviewed and approved by King & Spalding, as experts in such matters. We have included these statements in reliance upon that review and approval.

                    WHERE YOU CAN FIND ADDITIONAL INFORMATION

         We file periodic reports, proxy statements and other information with the SEC. You may read and copy all or any portion of the documents we file at the SEC's public reference room at 450 Fifth Street, N.W., Washington, D.C. 20549, and at the regional offices of the SEC located at Seven World Trade Center, Suite 1300, New York, New York 10048 and Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. You can request copies of these documents, upon payment of a duplication fee, by writing to the SEC. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the SEC's public reference rooms. Also, the SEC maintains a World Wide Web site on the Internet at http://www.sec.gov that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC.

         This prospectus is part of a registration statement that we filed with the SEC. The registration statement contains more information than this prospectus regarding us and our common stock, including certain exhibits and schedules. You can obtain a copy of the registration statement from the SEC at the addresses listed above or from the SEC's web site.

                               ATHEROGENICS, INC.
                          INDEX TO FINANCIAL STATEMENTS

                                    CONTENTS

                                                                              PAGE
Report of Independent Auditors...........................................      F-2
Balance Sheets...........................................................      F-3
Statements of Operations.................................................      F-4
Statements of Redeemable Convertible Preferred Stock
  and Common Shareholders' Equity (Deficit)..............................      F-5
Statements of Cash Flows.................................................      F-6
Notes to Financial Statements............................................      F-7

                         REPORT OF INDEPENDENT AUDITORS

The Board of Directors and Shareholders
AtheroGenics, Inc.

         We have audited the accompanying balance sheets of AtheroGenics, Inc. as of December 31, 2000 and 1999, and the related statements of operations, redeemable convertible preferred stock and shareholders' equity (deficit) and cash flows for each of the three years in the period ended December 31, 2000. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

         We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

         In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of AtheroGenics, Inc. at December 31, 2000 and 1999, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2000, in conformity with accounting principles generally accepted in the United States.


                                         /s/ Ernst & Young LLP


Atlanta, Georgia
February 13, 2001

                               ATHEROGENICS, INC.
                                 BALANCE SHEETS

                                                                                                                 PRO FORMA
                                                                                                               SHAREHOLDERS'
                                                                            DECEMBER 31,          MARCH 31,      EQUITY AT
                                                                     -------------------------   -----------     MARCH 31,
                                                                        1999          2000          2001           2001
                                                                     -----------   -----------   -----------   ------------
                                                                                                 (UNAUDITED)    (UNAUDITED)
                                                               ASSETS
Current assets:
  Cash and cash equivalents ......................................   $13,409,450   $26,463,070   $41,759,963
  Short-term investments .........................................            --    27,518,169     9,000,841
  Accounts receivable ............................................       791,653     1,138,244       778,684
  Prepaid expenses, note receivable and other current assets .....        89,619       545,826       518,323
                                                                     -----------   -----------   -----------
        Total current assets .....................................    14,290,722    55,665,309    52,057,811
Equipment and leasehold improvements:
  Laboratory equipment ...........................................       904,599     1,352,692     1,360,538
  Leasehold improvements .........................................     1,137,868       966,869     1,210,472
  Computer and office equipment ..................................       168,899       476,276       667,140
  Construction in progress .......................................       124,730       131,185        25,819
                                                                     -----------   -----------   -----------
                                                                       2,336,096     2,927,022     3,263,969
  Less accumulated depreciation and amortization .................     1,101,463     1,152,028     1,260,514
                                                                     -----------   -----------   -----------
                                                                       1,234,633     1,774,994     2,003,455
Long-term note receivable ........................................       191,859       158,648       149,977
                                                                     -----------   -----------   -----------
        Total assets .............................................   $15,717,214   $57,598,951   $54,211,243
                                                                     ===========   ===========   ===========

                                         LIABILITIES, REDEEMABLE CONVERTIBLE PREFERRED STOCK
                                                 AND SHAREHOLDERS' EQUITY (DEFICIT)
Current liabilities:
  Accounts payable................................................   $   679,142   $   504,991   $   326,082
  Accrued liabilities.............................................       246,286       517,312       521,515
  Accrued compensation............................................        39,314       640,975       427,834
  Accrued development costs.......................................       240,000       342,210       491,174
  Current portion of capitalized lease obligation.................       101,408       125,759       122,713
  Current portion of deferred revenues............................     3,333,333     1,111,111       277,778
                                                                     -----------   -----------   -----------
        Total current liabilities.................................     4,639,483     3,242,358     2,167,096
Long-term portion of capitalized lease obligation.................        61,854        84,907        42,766
Long-term portion of deferred revenues............................     1,111,111            --            --
Redeemable convertible preferred stock:
  Series A, $1 par and liquidation value:
  Authorized -- 1,000,000 shares; issued and
    outstanding -- 1,000,000 shares at December 31, 1999..........     1,000,000            --            --    $        --
  Series B, $3 par and liquidation value:
  Authorized -- 4,804,382 shares; issued and
    outstanding -- 4,586,815 shares at December 31, 1999..........    13,704,499            --            --             --
  Series C, $3 par and liquidation value:
  Authorized -- 8,500,000 shares; issued and
    outstanding -- 8,057,022 shares at December 31, 1999..........    24,006,992            --            --             --
  Preferred stock, no par value:  Authorized -- 5,000,000 shares
    at December 31, 2000 and March 31, 2001.......................            --            --            --             --
  Preferred stock warrants........................................       481,875            --            --             --
Shareholders' equity (deficit):
  Common stock, no par value:
  Authorized -- 21,100,000 shares at December 31, 1999 and
    100,000,000 shares at December 31, 2000 and March 31, 2001;
    issued and outstanding -- 2,536,543, 23,909,295 and 23,978,755 shares at December 31, 1999, 2000 and March 31, 2001,
    respectively (27,563,755 shares pro forma)....................     2,209,962   103,608,655   103,183,998    122,009,438
  Warrants........................................................            --       225,713       225,713        225,713
  Deferred stock compensation.....................................    (1,809,680)   (5,930,880)   (4,672,314)    (4,672,314)
  Accumulated deficit.............................................   (29,688,882)  (43,638,404)  (46,739,032)   (46,739,032)
  Accumulated other comprehensive income..........................            --         6,602         3,016          3,016
                                                                     -----------   -----------   -----------    -----------
        Total shareholders' equity (deficit)......................   (29,288,600)   54,271,686    52,001,381     70,826,821
                                                                     -----------   -----------   -----------
        Total liabilities, redeemable convertible
          preferred stock and shareholders' equity (deficit)......   $15,717,214   $57,598,951   $54,211,243
                                                                     ===========   ===========   ===========

   The accompanying notes are an integral part of these financial statements.

                               ATHEROGENICS, INC.
                            STATEMENTS OF OPERATIONS

                                                                                                           THREE MONTHS ENDED
                                                                      YEAR ENDED DECEMBER 31,                   MARCH 31,
                                                           ------------------------------------------   ---------------------------
                                                               1998           1999           2000           2000           2001
                                                           ------------   ------------   ------------   ------------   ------------
                                                                                                                (UNAUDITED)
Revenues:
  License fees ..........................................  $         --   $    555,556   $  3,333,333   $    833,333   $    833,333
  Research and development ..............................            --        791,653      4,826,370      1,257,947        597,089
                                                           ------------   ------------   ------------   ------------   ------------
         Total revenues .................................            --      1,347,209      8,159,703      2,091,280      1,430,422
Operating expenses:
  Research and development,
    exclusive of $23,649, $1,856,932, $449,906 and
    $244,498 for the years ended December 31, 1999 and
    2000 and the three months ended March 31, 2000 and
    2001, respectively, reported below as amortization of
    deferred stock compensation .........................     8,954,904      9,041,345     12,815,788      2,885,640      3,571,888
  General and administrative,
    exclusive of $61,831, $6,115,796, $1,521,932 and
    $550,319 for the years ended December 31, 1999 and
    2000 and the three months ended March 31, 2000 and
    2001, respectively, reported below as amortization of
    deferred stock compensation .........................     1,573,807      2,593,017      3,035,559        786,362        948,651
  Amortization of deferred stock compensation ...........            --         85,480      7,972,728      1,971,838        794,817
                                                           ------------   ------------   ------------   ------------   ------------
         Total operating expenses .......................    10,528,711     11,719,842     23,824,075      5,643,840      5,315,356
                                                           ------------   ------------   ------------   ------------   ------------
Operating loss ..........................................   (10,528,711)   (10,372,633)   (15,664,372)    (3,552,560)    (3,884,934)
Net interest (expense) income ...........................      (205,130)       (60,617)     1,714,850        157,767        784,306
                                                           ------------   ------------   ------------   ------------   ------------
Net loss ................................................  $(10,733,841)  $(10,433,250)  $(13,949,522)  $ (3,394,793)  $ (3,100,628)
                                                           ============   ============   ============   ============   ============
Net loss per share -- basic and diluted .................  $      (4.45)  $      (4.27)  $      (1.30)  $      (1.29)  $      (0.13)
                                                           ============   ============   ============   ============   ============
Weighted average shares outstanding -- basic and
  diluted ...............................................     2,409,948      2,443,237     10,747,773      2,635,816     23,939,682
                                                           ============   ============   ============   ============   ============
Pro forma net loss per share -- basic and diluted .......                                $      (0.72)  $      (0.21)  $      (0.13)
                                                                                         ============   ============   ============
Pro forma weighted average shares outstanding -- basic
  and diluted ...........................................                                  19,343,445     16,332,556     23,939,682
                                                                                         ============   ============   ============

   The accompanying notes are an integral part of these financial statements.

                               ATHEROGENICS, INC.
            STATEMENTS OF REDEEMABLE CONVERTIBLE PREFERRED STOCK AND
                     COMMON SHAREHOLDERS' EQUITY (DEFICIT)

                                                                   REDEEMABLE CONVERTIBLE PREFERRED STOCK
                                            ---------------------------------------------------------------------------------------
                                                       SERIES A                    SERIES B                        SERIES C
                                            ----------------------------  ----------------------------  ---------------------------
                                               SHARES         AMOUNT         SHARES         AMOUNT         SHARES         AMOUNT
                                            -------------  -------------  -------------  -------------  ------------- -------------
BALANCE AT JANUARY 1, 1998 ................     1,000,000  $   1,000,000      4,570,149  $  13,654,501             -- $          --
Issuance of stock for exercise of
  stock options at $.30 per share .........            --             --             --             --             --            --
Issuance of 50,000 Series B-1
  convertible preferred stock
  warrants in relation to
  building agreement ......................            --             --             --             --             --            --
Issuance of 200,001 Series B convertible
  preferred stock warrants in relation
  to bridge loan agreement ................            --             --             --             --             --            --
Issuance of stock for legal services
  at $3 per share .........................            --             --         16,666         49,998             --            --
Net loss ..................................            --             --             --             --             --            --
                                            -------------  -------------  -------------  -------------  ------------- -------------

BALANCE AT DECEMBER 31, 1998 ..............     1,000,000      1,000,000      4,586,815     13,704,499             --            --
Issuance of stock for exercise of
  stock options at $.10 to $.30
  per share ...............................            --             --             --             --             --            --
Issuance of stock at $3 per share,
  net of issuance cost of $164,074 ........            --             --             --             --      5,899,999    17,535,923
Issuance of 205,002 Series C convertible
  preferred stock warrants in relation to
  extension of bridge loan agreement ......            --             --             --             --             --            --
Issuance of stock for the conversion of
  the bridge loan and accrued interest
  at $3 per share .........................            --             --             --             --      2,140,357     6,421,071
Issuance of stock for legal services
  at $3 per share .........................            --             --             --             --         16,666        49,998
Deferred stock compensation related to
  stock option grants .....................            --             --             --             --             --            --
Amortization of deferred stock
  compensation ............................            --             --             --             --             --            --
Net loss ..................................            --             --             --             --             --            --
                                            -------------  -------------  -------------  -------------  ------------- -------------
BALANCE AT DECEMBER 31, 1999 ..............     1,000,000      1,000,000      4,586,815     13,704,499      8,057,022    24,006,992
Issuance of stock for exercise of
  stock options at $.30 to $.38 per share .            --             --             --             --             --            --
Issuance of stock for services ............            --             --             --             --             --            --
Issuance of stock upon exercise of
  stock warrants ..........................            --             --        109,159        459,558        106,106       433,239
Issuance of common stock, net of issuance
  cost of $5,770,749 ......................            --             --             --             --             --            --
Deferred stock compensation related to
  stock option grants .....................            --             --             --             --             --            --
Amortization of deferred stock compensation            --             --             --             --             --            --
Preferred stock conversion ................    (1,000,000)    (1,000,000)    (4,695,974)   (14,164,057)    (8,163,128)  (24,440,231)
Preferred stock warrant conversion ........            --             --             --             --             --            --
Net loss ..................................            --             --             --             --             --            --
Unrealized gain on available-for-sale
  securities ..............................            --             --             --             --             --            --
                                            -------------  -------------  -------------  -------------  ------------- -------------
Comprehensive loss ........................            --             --             --             --             --            --
                                            -------------  -------------  -------------  -------------  ------------- -------------
BALANCE AT DECEMBER 31, 2000 ..............            --             --             --             --             --            --
Issuance of stock for exercise of
  stock options at $.30 to $.38 per share .            --             --             --             --             --            --
Issuance of stock for services ............            --             --             --             --             --            --
Deferred stock compensation related
  to forfeited stock options ..............            --             --             --             --             --            --
Amortization of deferred stock compensation            --             --             --             --             --            --
Net loss ..................................            --             --             --             --             --            --
Unrealized loss on available-for-sale
  securities ..............................            --             --             --             --             --            --
                                            -------------  -------------  -------------  -------------  ------------- -------------
Comprehensive loss ........................            --             --             --             --             --            --
                                            -------------  -------------  -------------  -------------  ------------- -------------
BALANCE AT MARCH 31, 2001 (UNAUDITED) .....            --  $          --             --  $          --             -- $          --
                                            =============  =============  =============  =============  ============= =============

                                                                        SHAREHOLDERS' EQUITY (DEFICIT)
                                                           --------------------------------------------------------
                                             PREFERRED            COMMON STOCK                         DEFERRED
                                               STOCK       ---------------------------                   STOCK
                                              WARRANTS        SHARES         AMOUNT        WARRANTS   COMPENSATION
                                            -------------  ------------- -------------  ------------- -------------
BALANCE AT JANUARY 1, 1998 ................ $         125      2,409,030 $     281,347  $          -- $          --
Issuance of stock for exercise of
  stock options at $.30 per share .........            --          1,345           404             --            --
Issuance of 50,000 Series B-1
  convertible preferred stock
  warrants in relation to
  building agreement ......................         4,000             --            --             --            --
Issuance of 200,001 Series B convertible
  preferred stock warrants in relation
  to bridge loan agreement ................       242,000             --            --             --            --
Issuance of stock for legal services
  at $3 per share .........................            --             --            --             --            --
Net loss ..................................            --             --            --             --            --
                                            -------------  ------------- -------------  ------------- -------------

BALANCE AT DECEMBER 31, 1998 ..............       246,125      2,410,375       281,751             --            --
Issuance of stock for exercise of
  stock options at $.10 to $.30
  per share ...............................            --        126,168        33,051             --            --
Issuance of stock at $3 per share,
  net of issuance cost of $164,074 ........            --             --            --             --            --
Issuance of 205,002 Series C convertible
  preferred stock warrants in relation to
  extension of bridge loan agreement ......       235,750             --            --             --            --
Issuance of stock for the conversion of
  the bridge loan and accrued interest
  at $3 per share .........................            --             --            --             --            --
Issuance of stock for legal services
  at $3 per share .........................            --             --            --             --            --
Deferred stock compensation related to
  stock option grants .....................            --             --     1,895,160             --    (1,895,160)
Amortization of deferred stock
  compensation ............................            --             --            --             --        85,480
Net loss ..................................            --             --            --             --            --
                                            -------------  ------------- -------------  ------------- -------------
BALANCE AT DECEMBER 31, 1999 ..............       481,875      2,536,543     2,209,962             --    (1,809,680)
Issuance of stock for exercise of
  stock options at $.30 to $.38 per share .            --        602,650       185,788             --            --
Issuance of stock for services ............            --         11,000        85,438             --            --
Issuance of stock upon exercise of
  stock warrants ..........................      (256,162)            --            --             --            --
Issuance of common stock, net of issuance
  cost of $5,770,749 ......................            --      6,900,000    49,429,251             --            --
Deferred stock compensation related to
  stock option grants .....................            --             --    12,093,928             --   (12,093,928)
Amortization of deferred stock compensation            --             --            --             --     7,972,728
Preferred stock conversion ................            --     13,859,102    39,604,288             --            --
Preferred stock warrant conversion ........      (225,713)            --            --        225,713            --
Net loss ..................................            --             --            --             --            --
Unrealized gain on available-for-sale
  securities ..............................            --             --            --             --            --
                                            -------------  ------------- -------------  ------------- -------------
Comprehensive loss ........................            --             --            --             --            --
                                            -------------  ------------- -------------  ------------- -------------
BALANCE AT DECEMBER 31, 2000 ..............            --     23,909,295   103,608,655        225,713    (5,930,880)
Issuance of stock for exercise of
  stock options at $.30 to $.38 per share .            --         66,460        20,655             --            --
Issuance of stock for services ............            --          3,000        18,437             --            --
Deferred stock compensation related
  to forfeited stock options ..............            --             --      (463,749)            --       463,749
Amortization of deferred stock compensation            --             --            --             --       794,817
Net loss ..................................            --             --            --             --            --
Unrealized loss on available-for-sale
  securities ..............................            --             --            --             --            --
                                            -------------  ------------- -------------  ------------- -------------
Comprehensive loss ........................            --             --            --             --            --
                                            -------------  ------------- -------------  ------------- -------------
BALANCE AT MARCH 31, 2001 (UNAUDITED) ..... $          --     23,978,755 $ 103,183,998  $     225,713 $  (4,672,314)
                                            =============  ============= =============  ============= =============

                                                    SHAREHOLDERS' EQUITY (DEFICIT)
                                            --------------------------------------------
                                                            ACCUMULATED
                                                              OTHER           TOTAL
                                             ACCUMULATED   COMPREHENSIVE   SHAREHOLDERS'
                                               DEFICIT        INCOME      EQUITY (DEFICIT)
                                            -------------  -------------  ---------------
BALANCE AT JANUARY 1, 1998 ................ $  (8,521,791) $          --  $  (8,240,444)
Issuance of stock for exercise of
  stock options at $.30 per share .........            --             --            404
Issuance of 50,000 Series B-1
  convertible preferred stock
  warrants in relation to
  building agreement ......................            --             --             --
Issuance of 200,001 Series B convertible
  preferred stock warrants in relation
  to bridge loan agreement ................            --             --             --
Issuance of stock for legal services
  at $3 per share .........................            --             --             --
Net loss ..................................   (10,733,841)            --    (10,733,841)
                                            -------------  -------------  -------------

BALANCE AT DECEMBER 31, 1998 ..............   (19,255,632)            --    (18,973,881)
Issuance of stock for exercise of
  stock options at $.10 to $.30
  per share ...............................            --             --         33,051
Issuance of stock at $3 per share,
  net of issuance cost of $164,074 ........            --             --             --
Issuance of 205,002 Series C convertible
  preferred stock warrants in relation to
  extension of bridge loan agreement ......            --             --             --
Issuance of stock for the conversion of
  the bridge loan and accrued interest
  at $3 per share .........................            --             --             --
Issuance of stock for legal services
  at $3 per share .........................            --             --             --
Deferred stock compensation related to
  stock option grants .....................            --             --             --
Amortization of deferred stock
  compensation ............................            --             --         85,480
Net loss ..................................   (10,433,250)            --    (10,433,250)
                                            -------------  -------------  -------------
BALANCE AT DECEMBER 31, 1999 ..............   (29,688,882)            --    (29,288,600)
Issuance of stock for exercise of
  stock options at $.30 to $.38 per share .            --             --        185,788
Issuance of stock for services ............            --             --         85,438
Issuance of stock upon exercise of
  stock warrants ..........................            --             --             --
Issuance of common stock, net of issuance
  cost of $5,770,749 ......................            --             --     49,429,251
Deferred stock compensation related to
  stock option grants .....................            --             --             --
Amortization of deferred stock compensation            --             --      7,972,728
Preferred stock conversion ................            --             --     39,604,288
Preferred stock warrant conversion ........            --             --        225,713
Net loss ..................................   (13,949,522)            --    (13,949,522)
Unrealized gain on available-for-sale
  securities ..............................            --          6,602          6,602
                                            -------------  -------------  -------------
Comprehensive loss ........................            --             --    (13,942,920)
                                            -------------  -------------  -------------
BALANCE AT DECEMBER 31, 2000 ..............   (43,638,404)         6,602     54,271,686
Issuance of stock for exercise of
  stock options at $.30 to $.38 per share .            --             --         20,655
Issuance of stock for services ............            --             --         18,437
Deferred stock compensation related
  to forfeited stock options ..............            --             --             --
Amortization of deferred stock compensation            --             --        794,817
Net loss ..................................    (3,100,628)            --     (3,100,628)
Unrealized loss on available-for-sale
  securities ..............................            --         (3,586)        (3,586)
                                            -------------  -------------  -------------
Comprehensive loss ........................            --             --     (3,104,214)
                                            -------------  -------------  -------------
BALANCE AT MARCH 31, 2001 (UNAUDITED) ..... $ (46,739,032) $       3,016  $  52,001,381
                                            =============  =============  =============

The accompanying notes are an integral part of these financial statements.

                               ATHEROGENICS, INC.
                            STATEMENTS OF CASH FLOWS

                                                                                                           THREE MONTHS ENDED
                                                                 YEAR ENDED DECEMBER 31,                         MARCH 31,
                                                       --------------------------------------------    ----------------------------
                                                           1998            1999            2000            2000            2001
                                                       ------------    ------------    ------------    ------------    ------------
                                                                                                                (UNAUDITED)
OPERATING ACTIVITIES
Net loss ...........................................   $(10,733,841)   $(10,433,250)   $(13,949,522)   $ (3,394,793)   $ (3,100,628)
Adjustments to reconcile net loss
  to net cash used in operating activities:
  Depreciation and amortization ....................        250,095         279,823         420,192          99,115         108,486
  Amortization of deferred stock
    compensation ...................................             --          85,480       7,972,728       1,971,838         794,817
  Amortization of debt discount ....................        242,000         235,750              --              --              --
  Stock issued for services ........................         49,998          49,998          85,438              --          18,437
  Stock issued for interest ........................             --         271,071              --              --              --
  Changes in operating assets and
    liabilities:
    Accounts receivable ............................             --        (791,653)       (346,591)     (1,257,947)        359,560
    Prepaid expenses, note receivable
         and other current assets ..................     (1,158,470)        977,544        (422,996)       (426,557)         36,174
    Accounts payable ...............................        693,404        (770,411)       (174,151)       (120,062)       (178,909)
    Accrued liabilities ............................      1,554,022      (1,028,422)        974,897         217,157         (59,974)
    Deferred revenues ..............................             --       4,444,444      (3,333,333)       (833,333)       (833,333)
                                                       ------------    ------------    ------------    ------------    ------------
         Net cash used in operating
           activities ..............................     (9,102,792)     (6,679,626)     (8,773,338)     (3,744,582)     (2,855,370)
INVESTING ACTIVITIES
Purchases of equipment and
  leasehold improvements ...........................        (62,586)     (1,115,085)       (738,053)       (290,554)       (336,947)
(Purchases) sales of short-term investments ........             --              --     (27,511,567)             --      18,513,742
                                                       ------------    ------------    ------------    ------------    ------------
         Net cash (used in) provided by
            investing activities ...................        (62,586)     (1,115,085)    (28,249,620)       (290,554)     18,176,795
FINANCING ACTIVITIES
Proceeds of capital lease ..........................         99,984              --              --              --              --
Payments on capital lease ..........................       (180,951)       (198,236)       (175,906)        (82,573)        (45,187)
Proceeds from the issuance of
  preferred stock, Series C ........................             --      17,535,923              --              --              --
Proceeds from the issuance and
  exercise of preferred stock warrants .............        246,000              --         636,635         636,635              --
Proceeds from the issuance of
  common stock .....................................             --              --      49,429,251              --              --
Proceeds from the exercise of
  common stock options .............................            404          33,051         185,788          82,115          20,655
Proceeds from bridge loan
  financing, net of warrants .......................      5,758,000         150,000              --              --              --
                                                       ------------    ------------    ------------    ------------    ------------
         Net cash provided by (used in)
           financing activities ....................      5,923,437      17,520,738      50,076,578         636,177         (24,532)
                                                       ------------    ------------    ------------    ------------    ------------
(Decrease) increase in cash and
  cash equivalents .................................     (3,241,941)      9,726,027      13,053,620      (3,398,959)     15,296,893
Cash and cash equivalents at
  beginning of period ..............................      6,925,364       3,683,423      13,409,450      13,409,450      26,463,070
                                                       ------------    ------------    ------------    ------------    ------------
Cash and cash equivalents at end of
  period ...........................................   $  3,683,423    $ 13,409,450    $ 26,463,070    $ 10,010,491    $ 41,759,963
                                                       ============    ============    ============    ============    ============
SUPPLEMENTAL DISCLOSURES OF CASH
  FLOW INFORMATION
Interest paid ......................................   $     32,622    $     28,317    $     30,254    $      3,085    $     11,868
Equipment purchased under
  capitalized lease obligation .....................             --              --         222,500         222,500              --
Conversion of bridge loan and
  accrued interest to preferred loan ...............             --       6,421,071              --              --              --
Warrants issued for extension of
  bridge loan ......................................             --         235,750              --              --              --

   The accompanying notes are an integral part of these financial statements.

                               ATHEROGENICS, INC.
                          NOTES TO FINANCIAL STATEMENTS
               (INFORMATION PERTAINING TO THE THREE MONTH PERIODS
                   ENDED MARCH 31, 2000 AND 2001 IS UNAUDITED)

1. DESCRIPTION OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES

  Description of Business

         AtheroGenics, Inc. ("AtheroGenics") was incorporated on November 23, 1993 (date of inception) in the State of Georgia to focus on the discovery, development and commercialization of novel therapeutics for the treatment of chronic inflammatory diseases, such as heart disease (atherosclerosis), rheumatoid arthritis and asthma.

  Unaudited Interim Financial Statements

         The financial statements as of March 31, 2001 and for the three month periods ended March 31, 2000 and 2001 are unaudited and reflect all adjustments (consisting of normal recurring adjustments) which are, in the opinion of AtheroGenics' management, necessary for a fair presentation of financial position, results of operations and cash flows.

  Use of Estimates

         The preparation of the financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

  Cash and Cash Equivalents

         AtheroGenics considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents. AtheroGenics' cash equivalents consist primarily of money market accounts, commercial paper, government agency notes and corporate notes on deposit with several financial institutions and the carrying amounts reported in the balance sheets approximate their fair value.

  Short-Term Investments

         Management determines the appropriate classification of debt securities at the time of purchase and reevaluates such designation as of each balance sheet date. These investments are accounted for in accordance with Statement of Financial Accounting Standards ("SFAS") No. 115, Accounting for Certain Investments in Debt and Equity Securities ("SFAS 115"). AtheroGenics has classified all investments as available-for-sale. Available-for-sale securities are carried at fair value, with the unrealized gains and losses, net of tax, reported in a separate component of shareholders' equity. Realized gains and losses are included in investment income and are determined on a specific identification basis.

         Short-term investments consist of commercial paper, government agency notes and corporate notes that will mature between four and twelve months.

  Fair Value of Financial Instruments and Concentration of Credit Risk

         Financial instruments that subject AtheroGenics to concentration of credit risk consist primarily of cash, cash equivalents and short-term investments. Such assets are maintained by high quality credit, third party financial institution custodians. The carrying values reported in the balance sheet for cash, cash equivalents and short-term investments approximate their fair values.

  Accounts Receivable

         Accounts receivable consists of accounts receivable and unbilled receivables from Schering-Plough. Unbilled receivables were $791,653 as of December 31, 1999. As of December 31, 2000, accounts receivable was $956,649, while unbilled receivables were $181,595.

  Equipment and Leasehold Improvements

         Equipment and leasehold improvements are stated at cost. Depreciation of computer and lab equipment is computed using the straight-line method over the estimated useful lives of three and five years, respectively. Amortization of leasehold improvements is recorded over the shorter of: (a) the estimated useful lives of the related assets; or (b) the lease term.

  Revenue Recognition

         License fees, which are nonrefundable, are recognized when the related license agreements specify that no further efforts or obligations are required of AtheroGenics. AtheroGenics has committed to perform certain research and development activities as part of the license agreement; accordingly, the upfront license payment is being amortized over the anticipated time period to conduct such activities. Revenues under research and development arrangements are recognized as the research and development activities are performed pursuant to the terms of the related agreements (see Note 2 "License Agreement"). These revenues are billed quarterly and the related payments are not refundable. Revenues that have not been invoiced are reflected as unbilled receivables as described in the accounts receivable note above.

  Research and Development and Patent Costs

         Research and development costs, including all clinical trial expenses and expenditures related to obtaining patents, are charged to expense when incurred.

  Stock-Based Compensation

         AtheroGenics has elected to follow Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees ("APB 25"), in accounting for its stock-based employee compensation plans, rather than the alternative fair value accounting method provided for under SFAS No. 123, Accounting for Stock-Based Compensation ("SFAS 123"), as SFAS 123 requires the use of option-valuation models that were not developed for use in valuing employee stock options. AtheroGenics accounts for transactions in which services are received in exchange for equity instruments based on the fair value of such services received from non-employees, in accordance with SFAS 123 and Emerging Issues Task Force (EITF) Issue No. 96-18, Accounting for Equity Instruments that are Issued to Other than Employees for Acquiring, or in Conjunction with Selling, Goods or Services.

  Income Taxes

         The liability method is used in accounting for income taxes; deferred income assets and liabilities are determined based on differences between financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that are expected to be in effect when the differences are anticipated to reverse.

  Comprehensive Income

         AtheroGenics computes comprehensive income in accordance with SFAS No. 130, Reporting Comprehensive Income ("SFAS 130"). SFAS 130 establishes standards for the reporting and display of comprehensive income and its components in the financial statements. Comprehensive income (loss), as defined, includes all changes in equity during a period from non-owner sources, such as unrealized gains and losses on available-for-sale securities. Comprehensive loss was equal to net loss for the years ended December 31, 1998 and 1999 and was a net loss of $13,942,920 for the year ended December 31, 2000 as AtheroGenics reported an unrealized gain from available-for-sale securities of $6,602.

  Recently Issued Accounting Standards

         In June 1998, the Financial Accounting Standards Board issued SFAS No. 133, Accounting for Derivative Investments and Hedging Activities ("SFAS 133"). SFAS 133 establishes a new model for accounting for derivatives and hedging activities and supersedes several existing standards. SFAS 133, as amended by SFAS 137 and SFAS 138, is effective for all fiscal quarters of fiscal years beginning after June 15, 2000. The adoption of SFAS 133 did not have a material impact on its financial statements.

Reclassifications

         Certain prior year balances have been reclassified to conform with the current year presentation.

2. LICENSE AGREEMENT

         On October 22, 1999, AtheroGenics entered into an exclusive license agreement (the "Agreement"), consisting of contracts with each of Schering Corporation and Schering-Plough Ltd. (collectively, "Schering-Plough"). The Agreement provides for license fees and milestone payments to be made by Schering-Plough to AtheroGenics.

         In November 1999, under the terms of the Agreement, AtheroGenics received a $5,000,000 non-refundable license fee for the exclusive worldwide license to patent rights and licensor know-how held by AtheroGenics. AtheroGenics is amortizing the fee over 18 months, which is the period AtheroGenics is conducting development activities pursuant to the Agreement. Under the Agreement, AtheroGenics granted to Schering-Plough rights to develop, make, have made, import, export, use, distribute, market, promote, offer for sale and sell AGI-1067, AtheroGenics' lead product candidate, and specified compounds.

         Schering-Plough may choose to complete the development of the licensed product without additional help from AtheroGenics. To the extent that AtheroGenics performs additional research and development at Schering-Plough's request, AtheroGenics is to be paid for performing such research and development. AtheroGenics recognized research and development revenues of $791,653 and $4,826,370 during 1999 and 2000, and $1,257,947 and $597,089 during the three month periods ended March 31, 2000 and 2001, respectively, in relation to such requests.

3. NET LOSS PER SHARE

         Net loss per share has been computed according to SFAS No. 128, Earnings Per Share ("SFAS 128"), which requires disclosure of basic and diluted earnings per share. Basic earnings per share excludes any dilutive effects of options, shares subject to repurchase, warrants, and convertible securities. Diluted earnings per share includes the impact of potentially dilutive securities. AtheroGenics' potentially dilutive securities are antidilutive and, therefore, are not included in the computation of weighted average shares used in computing diluted loss per share. Following the guidance given by the SEC, common stock and preferred stock that has been issued or granted for nominal consideration prior to the anticipated effective date of the initial public offering must be included in the calculation of basic and diluted net loss per common share as if these shares had been outstanding for all periods presented. AtheroGenics has not issued or granted shares for nominal consideration since its formation.

         Basic and diluted pro forma net loss per share was computed by dividing the net loss by the weighted average number of shares of common stock outstanding plus the conversion of all outstanding convertible preferred stock into common stock, which occurred upon consummation of AtheroGenics' initial public offering, retroactive to the date of issuance.

         The following is a reconciliation of the numerator and denominator of basic and diluted net loss per share amounts:

                                                                                                 THREE MONTHS ENDED
                                                         YEAR ENDED DECEMBER 31,                       MARCH 31,
                                               -------------------------------------------    ----------------------------
                                                   1998            1999           2000           2000            2001
                                               -------------   ------------   ------------    ------------    ------------
         Basic and diluted:
           Net loss ........................   $ (10,733,841)  $(10,433,250)  $(13,949,522)   $ (3,394,793)   $ (3,100,628)
                                               =============   ============   ============    ============    ============
           Weighted average shares used
             in computing basic and
             diluted net loss per
             share .........................       2,409,948      2,443,237     10,747,773       2,635,816      23,939,682
                                               =============   ============   ============    ============    ============
           Basic and diluted net loss
             per share .....................   $       (4.45)  $      (4.27)  $      (1.30)   $      (1.29)   $      (0.13)
                                               =============   ============   ============    ============    ============

         Pro forma basic and diluted:
           Shares used above ...............                      2,443,237     10,747,773       2,635,816      23,939,692
           Pro forma adjustment to
             reflect weighted average
             effect of assumed conversion
             of preferred stock ............                                     8,595,672      13,696,740              --
                                                                              ------------    ------------    ------------
           Pro forma weighted average
             shares of common stock
             outstanding ...................                                    19,343,445      16,332,556      23,939,682
                                                                              ============    ============    ============
           Basic and diluted pro forma
             loss per share ................                                  $      (0.72)   $      (0.21)   $      (0.13)
                                                                              ============    ============    ============

         During all periods presented AtheroGenics had securities outstanding which could potentially dilute basic earnings per share in the future, but were excluded from the computation of diluted net loss per share, as their effect would have been antidilutive. These outstanding securities consist of the following at the dates indicated:

                                                                DECEMBER 31,                           MARCH 31,
                                               -------------------------------------------    ----------------------------
                                                   1998            1999          2000            2000            2001
                                               -------------   ------------   ------------    ------------    ------------
         Convertible (at one share
           for one share)
           preferred stock..................       5,586,815     13,643,837             --      13,859,102              --
         Options ...........................       1,235,875      1,785,325      2,858,175       2,789,475       2,909,215
         Warrants ..........................         262,501        467,503        250,290         250,290         250,290
                                               -------------   ------------   ------------    ------------    ------------
         Total .............................       7,085,191     15,896,665      3,108,465      16,898,867       3,159,505
                                               =============   ============   ============    ============    ============
         Weighted average exercise
           price of options per
           share ...........................   $        0.26   $       0.28   $       1.49    $       0.49    $       1.74
                                               =============   ============   ============    ============    ============
         Weighted average exercise
           price of warrants per
           share ...........................   $        3.38   $       3.21   $       3.40    $       3.40    $       3.40
                                               =============   ============   ============    ============    ============

4. BRIDGE LOAN

         AtheroGenics entered into a $6,000,000 bridge loan agreement on August 24, 1998 with various lenders, under which AtheroGenics had an obligation in the form of unsecured promissory notes (some of the lenders are also shareholders of AtheroGenics). The initial maturity date was December 31, 1998.

         AtheroGenics issued the lenders warrants for 205,002 shares of Series B Redeemable Convertible Preferred Stock. These warrants became exercisable January 1, 1999 for $3.00 per share and expire on August 19, 2008. The warrants have been valued at approximately $1.21 per share based on an independent appraisal, and the principal balance of the bridge loan payable has been discounted in an amount equal to such value. This discount was amortized as additional interest expense over the original term of the bridge loan.

         On February 24, 1999, the bridge loan was increased to $6,150,000. In addition, as an inducement to extend the loan maturity date from December 31, 1998 to April 30, 1999, AtheroGenics issued the lenders additional warrants to purchase 200,001 shares of Series C Redeemable Convertible Preferred Stock. These warrants became exercisable on April 13, 1999 for $3.00 per share and expire on December 31, 2008. The warrants have been valued at approximately $1.15 per share based on an independent appraisal, and the principal balance of the bridge loan payable was discounted in an amount equal to such value. This discount was amortized as additional interest expense over the extended term of the bridge loan.

         Accordingly, 205,002 shares of Series B Redeemable Convertible Preferred Stock and 200,001 shares of Series C Redeemable Convertible Preferred Stock were reserved for issuance under these warrants at December 31, 1999. During the year ended December 31, 2000, 217,213 of these warrants were exercised.

         On April 13, 1999, the promissory notes were converted to 2,050,000 shares of Series C Redeemable Convertible Preferred Stock. On the date of conversion, accrued interest totaling $382,799 was paid by a combination of $111,728 in cash and the issuance of

90,357 additional shares of Series C Redeemable Convertible Preferred Stock based on the fair values of such shares as determined by the most recent arms-length stock purchase transaction.

         The weighted average interest rate for the bridge loan for the period from January 1 through April 13, 1999 was 9.75%.

5. REDEEMABLE CONVERTIBLE PREFERRED STOCK

         The Series A, Series B, Series B-1 and Series C Redeemable Convertible Preferred Stock were convertible into common stock, at a conversion rate of one-to-one, upon certain qualifying conditions which include the completion of an underwritten public offering of AtheroGenics' common stock.

         On August 8, 2000, AtheroGenics' Registration Statement on Form S-1 was declared effective by the SEC. Immediately prior to the closing of AtheroGenics' initial public offering on August 14, 2000, all of the outstanding shares of convertible preferred stock automatically converted into 13,859,102 shares of common stock. Immediately following the automatic conversion of preferred stock, an amended and restated certificate of incorporation was filed. Under the amended and restated certificate of incorporation, AtheroGenics is authorized to issue 100,000,000 shares of common stock and 5,000,000 shares of preferred stock.

6. STOCK OPTIONS

         During 1995, AtheroGenics established a stock option plan (the "1995 Plan") which, as amended, provides that options to purchase AtheroGenics' common stock may be granted to employees, directors, consultants or contractors with exercise prices not less than 75% of the fair values of the shares on the dates of grant.

         The 1995 Plan, as amended, authorizes the grant of options for up to 1,264,084 shares of AtheroGenics' common stock, and as of December 31, 2000, AtheroGenics had reserved 267,800 shares of common stock for future issuance under the 1995 Plan. Options granted under the 1995 Plan vest over periods ranging from the date of grant to five years from that date. Under the terms of certain optionee restriction agreements, AtheroGenics may, if it chooses to do so, repurchase a declining percentage of shares issued pursuant the exercise of options during the five-year period following the grant date if the optionee's employment or affiliation with AtheroGenics is terminated. A summary of stock option activity under the 1995 Plan follows:

                                                                                                      WEIGHTED
                                                                                                      AVERAGE
                                                                          SHARES      PRICE RANGE      PRICE
                                                                         --------     -----------     --------
         Outstanding at January 1 and December 31, 1998.............      457,000      $ .10-.30      $  .20
            Exercised...............................................      (24,000)           .10         .10
            Canceled................................................      (17,800)           .30         .30
                                                                         --------
         Outstanding at December 31, 1999...........................      415,200        .10-.30         .20
            Exercised...............................................     (165,200)       .10-.30         .29
                                                                         --------
         Outstanding at December 31, 2000 and March 31, 2001........      250,000        .10-.30         .14
                                                                         ========

         The following table summarizes information concerning outstanding and exercisable options under the 1995 Plan as of December 31, 2000:

                          OPTIONS OUTSTANDING                                             OPTIONS EXERCISABLE
                          -------------------                                         ------------------------------
                                                WEIGHTED AVERAGE        WEIGHTED                         WEIGHTED
                               NUMBER              REMAINING            AVERAGE         NUMBER            AVERAGE
EXERCISE PRICE              OUTSTANDING              YEARS           EXERCISE PRICE   EXERCISABLE     EXERCISE PRICE
--------------              -----------         ----------------     --------------   -----------     --------------
$.10....................        200,000               4.62              $  .10          200,000          $  .10
 .30....................         50,000               5.61                 .30           23,000             .30
                            -----------                                                 -------
                                250,000               4.82                 .14          223,000             .14
                            ===========                                                 =======

         Effective July 30, 1997, AtheroGenics established an equity ownership plan (the "1997 Plan") whereby options to purchase AtheroGenics' common stock may be granted to employees, directors, consultants or advisors, or, in certain cases, alternate grantees who are affiliates of directors. The exercise prices for incentive stock options may not be less than the fair values of the shares on the dates of grant. The 1997 Plan authorizes the grant of options for up to 1,474,416 shares of AtheroGenics' common stock. On January 28, 2000, AtheroGenics' board of directors authorized an additional 2,250,000 shares to be issued under the 1997 Plan. As of December 31, 2000, AtheroGenics had reserved 3,172,453 shares of common stock for issuance under the 1997 Plan. The 1997 Plan allows for grants of non-qualified options, incentive stock options, stock appreciation rights, performance awards and shares of restricted stock. Non-qualified options granted under the 1997 Plan vest immediately for non-employees, but vest over a four-year period for employees. Under the terms of an equity ownership agreement, AtheroGenics may, if it chooses to do so, repurchase a declining percentage of shares issued pursuant the exercise of options during the four-year period following the grant date if the optionee's employment or affiliation with AtheroGenics is terminated. Incentive stock options generally vest over four years. The majority of the stock options granted under the 1997 Plan are incentive stock options.

         A summary of stock option activity under the 1997 Plan follows:

                                                                                                 WEIGHTED
                                                                                                 AVERAGE
                                                                     SHARES      PRICE RANGE      PRICE
                                                                  ----------     -----------     --------
         Outstanding at January 1, 1998......................        632,750     $       .30     $  .30
            Granted..........................................        151,500             .30        .30
            Exercised........................................         (1,345)            .30        .30
            Canceled.........................................         (4,030)            .30        .30
                                                                  ----------
         Outstanding at December 31, 1998....................        778,875             .30        .30
            Granted..........................................        748,000         .30-.31        .30
            Exercised........................................       (102,168)            .30        .30
            Canceled.........................................        (54,582)            .30        .30
                                                                  ----------
         Outstanding at December 31, 1999....................      1,370,125         .30-.31        .30
            Granted..........................................      1,797,850        .38-9.88       2.28
            Exercised........................................       (448,450)       .30-9.88        .50
            Canceled.........................................       (111,350)       .30-8.25        .67
                                                                  ----------
         Outstanding at December 31, 2000....................      2,608,175        .30-9.88       1.62
            Granted..........................................        135,000       5.75-6.56       6.40
            Exercised........................................        (69,460)       .30-6.56        .56
            Canceled.........................................        (14,500)       .31-5.00       1.33
                                                                  ----------
         Outstanding at March 31, 2001 (unaudited)...........      2,659,215        .30-9.88       1.89
                                                                  ==========


         The following table summarizes information concerning currently outstanding and exercisable options granted under the 1997 Plan as of December 31, 2000:

                                     OPTIONS OUTSTANDING                       OPTIONS EXERCISABLE
                       ------------------------------------------------    ------------------------------
                                     WEIGHTED AVERAGE      WEIGHTED                            WEIGHTED
                         NUMBER         REMAINING           AVERAGE           NUMBER           AVERAGE
EXERCISE PRICE         OUTSTANDING        YEARS          EXERCISE PRICE     EXERCISABLE     EXERCISE PRICE
--------------         -----------   ----------------    --------------     -----------     --------------
$       0.30 ......       677,675        7.68              $    .30           368,776          $   .30
        0.31 ......       285,650        8.94                   .31            80,100              .31
        0.38 ......     1,084,500        9.08                   .38           349,874              .38
 5.00 - 8.25 ......       536,650        9.77                  6.13            10,000             7.70
 8.63 - 9.88 ......        23,700        9.70                  9.35                --               --
                        ---------                                           ---------
                        2,608,175        8.85                  1.62           808,750              .43
                        =========                                           =========

         During 1999 and 2000, in connection with the grant of certain options to employees, AtheroGenics recorded non-cash deferred stock compensation of $1,895,160 and $12,093,928, respectively, representing the difference between the exercise price and the deemed fair value of AtheroGenics' common stock on the dates these stock options were granted. Deferred stock compensation is included as a reduction of shareholders' equity and is being amortized to expense using the graded vesting method. The graded vesting method provides for vesting of each portion of the overall award over its respective vesting period, and results in higher vesting in earlier years than straight-line vesting. During 1999 and 2000, AtheroGenics recorded amortization of deferred stock compensation of $85,480 and $7,972,728, respectively. At December 31, 2000, AtheroGenics had a total of approximately $5,930,880 remaining to be amortized over the corresponding vesting period of each respective option, generally four years. Such amortization will approximate $3,330,000 in 2001, $1,841,000 in 2002, $744,000 in 2003, and $16,000 in 2004. During the first quarter of 2001, deferred stock compensation was reduced by $463,749 related to forfeited options.

         Pro forma information regarding net income is required by SFAS 123, which also requires that the information be determined as if AtheroGenics had accounted for the employee stock options granted subsequent to December 31, 1994 under the fair value method. The fair value for these options (which are granted with an exercise price equal to fair market value as determined by the board of directors on the grant date) was estimated at the date of grant using the minimum value method with the following weighted average assumptions for 1998, 1999 and 2000: risk-free interest rates of 4.65%, 5.75% and 6.36%, respectively; no dividend yield; and a weighted average expected life of the options of five years. For the period following AtheroGenics' initial public offering, the Black-Scholes option valuation model was used to calculate the fair value of options granted. This method included the above assumptions as well as the estimated volatility of the common stock.

         For purposes of pro forma disclosures, the estimated fair values of the options are amortized to expense over the options' vesting periods. The weighted average fair values of options granted during 1998, 1999 and 2000 equal $0.06, $2.54 and $1.16, respectively. Pro forma net loss and net loss per share are as follows:

                                                                        YEAR ENDED DECEMBER 31,
                                                         --------------------------------------------------
                                                              1998              1999              2000
                                                         -------------     -------------     --------------
Pro forma net loss...................................    $ (10,744,826)    $ (10,503,993)    $ (14,151,546)
Pro forma net loss per share (basic and diluted).....            (4.45)            (4.30)            (1.32)

7.  INVESTMENTS

         Short-term investments consist of debt securities classified as available-for-sale and have maturities greater than 90 days and less than twelve months from the date of acquisition. AtheroGenics has invested primarily in commercial paper, all of which have a minimum investment rating of A1/P1, and government agency notes. AtheroGenics had no realized gains or losses from the sale of investments for the period ended December 31, 2000. The following table summarizes unrealized gains and losses on AtheroGenics' investments:

                                                               AVAILABLE-FOR-SALE SECURITIES
                                                ------------------------------------------------------------
                                                                    GROSS          GROSS         ESTIMATED
                                                 AMORTIZED       UNREALIZED      UNREALIZED        FAIR
                                                   COST             LOSS            GAIN           VALUE
                                                ------------     ----------      ----------     ------------
Commercial paper...........................     $ 17,946,593     $       --      $       --     $ 17,946,593
Government agency notes....................        6,541,175             --           3,641        6,544,816
Corporate notes............................        3,023,799             --           2,961        3,026,760
                                                ------------     ----------      ----------     ------------
December 31, 2000..........................     $ 27,511,567     $       --      $    6,602     $ 27,518,169
                                                ============     ==========      ==========     ============

         All available-for-sale securities held at December 31, 2000 will mature during 2001.

8. INCOME TAXES

         At December 31, 2000, AtheroGenics had net operating loss carryforwards and research and development credit carryforwards of $35,587,480 and $1,241,809, respectively, for income tax purposes, which both begin to expire in 2010. The significant components of the deferred tax assets are:

                                                        DECEMBER 31,
                                               ------------------------------
                                                   1999             2000
                                               -------------    -------------
Net operating loss carryforwards............   $   9,445,008    $  12,763,242
Deferred revenue............................       1,688,889          422,222
Research credits............................       1,111,891        1,241,809
Other.......................................              --        1,090,289
                                               -------------    -------------
Total deferred tax assets...................      12,245,788       15,517,562
Valuation allowance.........................     (12,245,788)     (15,517,562)
                                               -------------    -------------
Net deferred tax assets.....................   $          --    $          --
                                               =============    =============

         Because of AtheroGenics' lack of earnings history, the deferred tax assets have been fully offset by a valuation allowance. The valuation allowance increased $4,623,335 and $3,271,774 in 1999 and 2000, respectively.

         AtheroGenics' net operating loss carryforwards may be subject to certain IRC Section 382 limitations on annual utilization in the event of changes in ownership. These limitations could significantly reduce the amount of the net operating loss carryforwards available in the future.

         AtheroGenics has not yet completed a full analysis of IRC Section 382 limitations on the cumulative net operating loss carryforward. However, the annual limitations are not expected to prevent utilization of the net operating loss carryforward due to the significant increases in value indicated by the successive issues of preferred stock. If a change in ownership has occurred, there will be an annual accrual limitation; however, this limitation is not expected to result in a loss of the deferred tax benefit.

9. LEASES

         Rent expense under operating leases amounted to $86,939, $639,934 and $786,452 in 1998, 1999 and 2000, respectively.

         On June 19, 1998, AtheroGenics entered into a ten-year operating lease for office and laboratory space through March 1, 2009. Monthly lease payments of approximately $60,400 began March 2, 1999, the date occupancy commenced, and are subject to increases during each successive twelve-month period based on changes in the Consumer Price Index. Future increases in monthly lease payments due to increases in the CPI are considered to be contingent rentals, and, therefore, will be charged to expense over the lease term as they become payable. AtheroGenics may extend the lease term for two successive five-year periods. AtheroGenics' other operating lease obligations are not significant.

         As of December 31, 1998, AtheroGenics had incurred directly approximately $1,153,000 of laboratory and office construction costs which were reimbursed to AtheroGenics by the lessor during 1999 pursuant to the lease agreement and included in the lessor costs covered by the operating lease. Additional lease payments are made to the lessor of approximately $29,000 per month through March 1, 2009 related to additional expenditures made by the lessor for leasehold improvements and equipment, all of which have estimated useful lives well in excess of ten years.

         In conjunction with the above-described lease, AtheroGenics issued the lessor a warrant for 50,000 shares of Series B-1 Redeemable Convertible Preferred Stock. The warrant has been valued at $.08 per share based on an independent professional appraisal. The warrant became exercisable on January 1, 1999 for $5 per share and expires on January 1, 2009. As a result of the automatic conversion of the Series B-1 Redeemable Convertible Preferred Stock to common stock immediately prior to the closing of AtheroGenics' initial public offering, the warrant is now exercisable for common stock.

         On March 25, 1999, AtheroGenics entered into a sublease agreement for a portion of its new office and laboratory space with Inhibitex, Inc. and monthly lease payments of $11,923 began March 26, 1999, and have increased to $12,224 as of March 26, 2000. The lease term ends on December 31, 2005.

         On July 31, 1999, AtheroGenics entered into a sublease agreement for a portion of its new office space with ATV Management Corp. and monthly lease payments of approximately $6,200 began on September 1, 1999. The lease term ends on July 31, 2002. The chairman of the board of directors of AtheroGenics is the president and sole shareholder of ATV Management Corp.

At December 31, 2000, AtheroGenics' minimum aggregate commitments (net of sublease income) under long-term, non-cancelable operating leases are as follows:

                                                 SUBLEASE
                                  GROSS           INCOME            NET
                                ----------      ----------      ----------
2001.........................   $1,130,949      $  258,279      $  872,670
2002.........................    1,117,918         226,337         891,581
2003.........................    1,104,512         181,617         922,895
2004.........................    1,099,288         181,617         917,671
Thereafter...................    4,580,367         181,617       4,398,750
                                ----------      ----------      ----------
                                $9,033,034      $1,029,467      $8,003,567
                                ==========      ==========      ==========

         Equipment and leasehold improvements include the following amounts for leases that have been capitalized at December 31, 2000 and 1999:

                                                  DECEMBER 31,
                                          --------------------------
                                             1999            2000
                                          -----------    -----------
Lab equipment.......................      $   750,000    $   972,500
Less accumulated amortization.......          600,000        742,205
                                          -----------    -----------
                                          $   150,000    $   230,295
                                          ===========    ===========

         Amortization of leased assets is included in depreciation and amortization expense. The equipment leases provide for one-year extensions at the end of the lease terms.

         Future minimum lease payments under capital leases consist of the following at December 31, 2000:

         2001....................................................        $  145,328
         2002....................................................            89,947
                                                                         ----------
           Total minimum lease payments..........................           235,275
         Less amounts representing interest and warrants.........            24,609
                                                                         ----------
         Present value of net minimum lease payments.............           210,666
         Less current portion....................................           125,759
                                                                         ----------
                                                                         $   84,907
                                                                         ==========

         The amounts recorded as capital lease obligations approximate the estimated fair market values.

10. EMPLOYEE BENEFIT PLAN

         AtheroGenics has a defined contribution plan covering eligible employees, which is qualified under Section 401(k) of the Internal Revenue Code. Under the provisions of the plan, eligible participating employees may elect to contribute up to 15% of their salary (up to the maximum amount of tax deferred contribution allowed by the Internal Revenue Code). AtheroGenics may make a discretionary contribution. During 2000, AtheroGenics matched 50% of employees' contributions, up to a maximum of 6% of the employees' annual base compensation. AtheroGenics' contribution to the plan for 1999 and 2000 aggregated $37,703 and $62,093, respectively.

11. QUARTERLY RESULTS OF OPERATIONS (UNAUDITED)

         The following is a summary of the unaudited quarterly results of operations:


                                                                YEAR ENDED DECEMBER 31, 1999
                                          -----------------------------------------------------------------------
                                           1ST QUARTER         2ND QUARTER         3RD QUARTER        4TH QUARTER
                                          -------------       -------------       -------------       -----------
Net revenues .......................      $          --       $          --       $          --       $ 1,347,209
Operating loss .....................         (2,628,092)         (2,370,499)         (2,957,600)       (2,416,442)
Net loss ...........................         (2,750,335)         (2,569,057)         (2,862,099)       (2,251,759)
Net loss per share data:
   Basic and diluted ...............              (1.14)              (1.06)              (1.17)            (0.90)
   Pro forma net loss per share
      basic and diluted ............              (0.34)              (0.21)              (0.20)            (0.14)

                                                                 YEAR ENDED DECEMBER 31, 2000
                                          -------------------------------------------------------------------------
                                           1ST QUARTER         2ND QUARTER         3RD QUARTER         4TH QUARTER
                                          -------------       -------------       -------------       -------------
Net revenues .......................      $   2,091,280       $   2,064,050       $   1,905,155       $   2,099,218
Operating loss .....................         (3,552,560)         (3,219,745)         (4,475,752)         (4,416,315)
Net loss ...........................         (3,394,793)         (3,083,213)         (3,963,531)         (3,507,985)
Net loss per share data:
   Basic and diluted ...............              (1.29)              (1.05)              (0.30)              (0.15)
   Pro forma net loss per share
      basic and diluted ............              (0.21)              (0.18)              (0.20)              (0.15)

         Because of the method used in calculating per share data, the quarterly per share data will not necessarily add to the per share data as computed for the year.

12. SUBSEQUENT EVENTS (UNAUDITED)

         On June 19, 2001, AtheroGenics sold 3,585,000 shares of its common stock to a group of investors in a private placement transaction. Net proceeds were approximately $18.8 million. AtheroGenics is required to register these shares with the SEC within 15 days of the closing of the transaction.

===============================================================================


                                3,585,000 SHARES

                               [ATHEROGENICS LOGO]

                                  COMMON STOCK
                               ------------------

                                   PROSPECTUS
                                 ---------------

                                        , 2001
                                 ---------------

      YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED IN THIS PROSPECTUS.
WE HAVE NOT AUTHORIZED ANYONE TO PROVIDE YOU WITH INFORMATION DIFFERENT FROM THAT CONTAINED IN THIS PROSPECTUS. WE AND THE SELLING SHAREHOLDERS ARE OFFERING TO SELL, AND SEEKING OFFERS TO BUY, SHARES OF COMMON STOCK ONLY IN JURISDICTIONS WHERE OFFERS AND SALES ARE PERMITTED. THE INFORMATION CONTAINED IN THIS PROSPECTUS IS ACCURATE ONLY AS OF THE DATE OF THIS PROSPECTUS, REGARDLESS OF THE TIME OF DELIVERY OF THIS PROSPECTUS OR OF ANY SALE OF OUR COMMON STOCK.

         NO ACTION IS BEING TAKEN IN ANY JURISDICTION OUTSIDE THE UNITED STATES TO PERMIT A PUBLIC OFFERING OF THE COMMON SHARES OR POSSESSION OR DISTRIBUTION OF THIS PROSPECTUS IN THAT JURISDICTION. PERSONS WHO COME INTO POSSESSION OF THIS PROSPECTUS IN JURISDICTIONS OUTSIDE THE UNITED STATES ARE REQUIRED TO INFORM THEMSELVES ABOUT AND TO OBSERVE ANY RESTRICTIONS AS TO THIS OFFERING AND THE DISTRIBUTION OF THIS PROSPECTUS APPLICABLE TO THAT JURISDICTION.


===============================================================================

                                     PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

    The following table sets forth the expenses in connection with the issuance and distribution of the securities being registered hereby:

               Securities and Exchange Commission registration fee...........        $    5,310
               Printing fees.................................................            10,000
               Legal fees and expenses.......................................            50,000
               Accounting fees and expenses..................................            15,000
               Miscellaneous fees............................................            10,000
                                                                                     ----------
                         Total...............................................        $   90,310
                                                                                     ==========

----------

    The foregoing, except for the SEC registration fee, are estimates.

ITEM 14.  INDEMNIFICATION OF DIRECTORS AND OFFICERS

    Our Fourth Amended and Restated Articles of Incorporation eliminate, as permitted by Section 14-2-202(b)(4) of the Georgia Business Corporation Code, the personal liability of directors and officers for monetary damages to the corporation or its shareholders for breach of their duty of care and other duties; provided, however, that our Articles of Incorporation and Section 14-2-202(b)(4) of the Georgia Code do not permit us to eliminate or limit liability for (1) a breach of duty involving appropriation of a business opportunity of ours; (2) an act or omission which involves intentional misconduct or a knowing violation of law; (3) any transaction from which an improper personal benefit is derived; or (4) any payments of a dividend or any other type of distribution that is illegal under Section 14-2-832 of the Georgia Code. In addition, if at any time the Georgia Code is amended to authorize further elimination or limitation of personal liability, then the liability of each of our directors and officers shall be eliminated or limited to the fullest extent permitted by such provisions, as so amended, without further action by the shareholders, unless the provisions of the Georgia Code require such action.

    Sections 14-2-850 to 14-2-859, inclusive, of the Georgia Code govern the indemnification of directors, officers, employees and agents. Section 14-2-851 of the Georgia Code provides for indemnification of any of our directors for liability incurred by him in connection with any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative, arbitrative or investigative and whether formal or informal, in which he may become involved by reason of being a member of our board of directors. Section 14-2-851 also provides such indemnity for directors who, at our request, act as directors, officers, partners, trustees, employees or agents of another foreign or domestic corporation, partnership, joint venture, trust, employee benefit plan or another enterprise. Section 14-2-851 permits indemnification if the director acted in a manner he believed in good faith to be in or not opposed to our best interest and, in addition, in criminal proceedings, if he had no reasonable cause to believe his conduct was unlawful. If the required standard of conduct is met, indemnification may include judgments, settlements, penalties, fines or reasonable expenses, including attorneys' fees, incurred with respect to a proceeding. However, if the director is adjudged liable to us in a derivative action or on the basis that personal benefit was improperly received by him, the director will only be entitled to such indemnification for reasonable expenses as a court finds to be proper in accordance with the provisions of Section 14-2-854.

    Section 14-2-852 of the Georgia Code provides that directors who are wholly successful with respect to any claim brought against them, which claim is brought because they are or were directors, are entitled to indemnification against reasonable expenses as of right. Conversely, if the charges made in any action are sustained, the determination of whether the required standard of conduct has been met will be made, in accordance with the provisions of Section 14-2-855 of the Georgia Code, as follows: (1) if there are two or more disinterested members of the board of directors, by the majority vote of a quorum of the disinterested members of the board of directors, (2) by a majority of the members of a committee of two or more disinterested directors, (3) by special legal counsel or (4) by the shareholders, but, in such event, the shares owned by or voted under the control of directors seeking indemnification may not be voted.

    Section 14-2-857 of the Georgia Code provides that an officer who is not a director has the mandatory right of indemnification granted to directors under
Section 14-2-852, as described above. In addition, we may, as provided by our Articles, Bylaws, general or specific actions by our board of directors, or by contract, indemnify and advance expenses to an officer, employee or agent who is not a director to the extent that such indemnification is consistent with public policy.

    Our officers and directors are presently covered by insurance which (with certain exceptions and within certain limitations) indemnifies them against any losses or liabilities arising from any alleged "wrongful act," including any alleged breach of duty, neglect, error, misstatement, misleading statement, omissions or other act done or wrongfully attempted. We pay the cost of such insurance as permitted by our Bylaws and the laws of the State of Georgia.

    Reference is hereby made to Section 4(d) of the common stock purchase agreement, the form of which is filed as Exhibit 10.16 hereto, in which the selling shareholders agree to indemnify our directors and officers and certain other persons against certain civil liabilities.

ITEM 15.  RECENT SALES OF UNREGISTERED SECURITIES

    In the three years preceding the filing of this registration statement, we have sold and issued the following securities:

    1. In June 2001, we issued an aggregate of 3,585,000 shares of common stock for an aggregate purchase price of $20,613,750 million, or $5.75 per share, in a private placement to 19 institutional and sophisticated investors.

    2. In April, May and August 1999, we issued an aggregate of 5,899,999 shares of Series C convertible preferred stock to 21 institutional and sophisticated investors, consisting primarily of venture capital companies, for a consideration of $3.00 per share, or an aggregate of $17,699,997 before expenses of the private placements of approximately $164,000. In accordance with the terms of the Series C convertible preferred stock, each share of Series C convertible preferred stock converted into one share of our common stock immediately prior to the consummation of our initial public offering in August 2000.

    3. In August and December 1998, we issued to some of the holders of our Series A and Series B convertible preferred stock $6,150,000 principal amount notes bearing interest at a rate per annum equal to the prime rate as published in The Wall Street Journal plus 2%. At that time we also issued warrants exercisable for 205,002 shares of our Series B convertible preferred stock. In April 1999 we issued warrants exercisable for 200,001 shares of our Series C convertible stock to the noteholders as consideration for extending the maturity of the notes. The notes and, at the option of the noteholders, the accrued and unpaid interest on the notes were converted into 2,140,357 shares of our Series C convertible preferred stock in April 1999. In accordance with the terms of the Series B convertible preferred stock and the Series C convertible preferred stock, each share of convertible preferred stock converted into one share of our common stock immediately prior to the consummation of our initial public offering.

    4. From January 1, 1998 through June 19, 2001, we granted incentive stock options and nonqualified stock options to purchase an aggregate of 2,923,350 shares of our common stock at exercise prices ranging from $.30 to $9.88 per share to employees and directors under our 1995 Stock Option Plan and our 1997 Equity Ownership Plan, and issued an aggregate of 956,816 shares upon the exercise of these and previously granted options. Of these options granted, options to purchase 349,349 shares of common stock have been canceled.

    5. In July 1998, we issued to Cousins Properties, Inc. a warrant to purchase 50,000 shares of our Series B-1 convertible preferred stock at an exercise price of $5.00 per share. This warrant converted into a warrant to purchase 50,000 shares of our common stock at an exercise price of $5.00 per share immediately prior to the consummation of our initial public offering in accordance with the terms of the Series B-1 convertible preferred stock.

    6. In December 1998, we issued to Long Aldridge & Norman LLP 16,666 shares of Series B convertible preferred stock for consideration of $3.00 per share or an aggregate of $49,998 in legal fees incurred by AtheroGenics in 1998. In accordance with the terms of the Series B convertible preferred stock, each share of Series B convertible preferred stock converted into one share of our common stock prior to the consummation of our initial public offering.

    7. In April 1999, we issued to Long Aldridge & Norman LLP 16,666 shares of Series C convertible preferred stock for consideration of $3.00 per share or an aggregate of $49,998 in legal fees incurred by AtheroGenics in 1998. In accordance with the terms of the Series C convertible preferred stock, each share of Series C convertible preferred stock converted into one share of our common stock prior to the consummation of our initial public offering.

    No underwriters were involved in the foregoing sales of securities. The issuance of the above securities were deemed to be exempt from registration under the Securities Act in reliance on Section 4(2) of such Securities Act as transactions by an issuer not involving any public offering, or, in the case of some options to purchase common stock, Rule 701 of the Securities Act. The recipients of securities in each such transaction represented their intentions to acquire the securities for investment only and not with a view to or for sale in connection with any distribution thereof and appropriate legends were affixed to the share certificates and warrants issued in such transactions. All recipients had adequate access, through their relationships with us, to information about us.

ITEM 16.  EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

    (a) The following exhibits are filed herewith:

          EXHIBIT
            NO.                          DESCRIPTION
          -------                        -----------
           3.01**    --  Form of Fourth Amended and Restated Articles of
                         Incorporation of AtheroGenics, Inc.

           3.02**    --  Form of Third Amended and Restated Bylaws of
                         AtheroGenics, Inc.

           4.01**    --  Form of Common Stock Certificate.

           4.02**    --  Amended and Restated Master Rights Agreement dated
                         October 31, 1995, as amended by First Amendment dated
                         November 1, 1995; Second Amendment dated July 30, 1996;
                         Third Amendment dated April 13, 1999; Fourth Amendment
                         dated May 11, 1999; and Fifth Amendment dated August
                         30, 1999.

           4.03**    --  Applicable provisions of Fourth Amended and Restated
                         Articles of Incorporation and Third Amended and
                         Restated Bylaws of AtheroGenics, Inc. (to be
                         incorporated by reference to Exhibits 3.01 and 3.02).

           5.01*     --  Opinion of Long Aldridge & Norman LLP (including
                         consent).

          10.01**+   --  Exclusive License Agreements dated October 22, 1999 by and between AtheroGenics, Inc. and each of
                         Schering-Plough Ltd. and Schering Corporation.

          10.02**+   --  Exclusive License Agreement dated July 17, 1998
                         between The Regents of the University of California and
                         AtheroGenics, Inc.

          10.03**+   --  License Agreement dated January 11, 1995 between Emory
                         University and AtheroGenics, Inc.

          10.04**+   --  Patent Purchase Agreement dated April 26, 1995 between
                         AtheroGenics, Inc. and Sampath Parthasarathy, together
                         with Services Agreement dated April 26, 1995 between
                         AtheroGenics, Inc. and Sampath Parthasarathy.

          10.05**+   --  Sponsored Research Agreement dated October 14, 1996
                         between Emory University and AtheroGenics, Inc.

          10.06**    --  Consulting Agreement dated May 11, 2000 between
                         AtheroGenics, Inc. and William Scott, Ph.D.

          10.07**    --  AtheroGenics, Inc. 1995 Stock Option Plan, together
                         with form of nonqualified stock option agreement.

          10.08**    --  AtheroGenics, Inc. 1997 Equity Ownership Plan, as
                         amended by Amendment No. 1 and Amendment No. 2.

          10.09**    --  Preferred Shares Purchase Warrant dated August 24,
                         1998 between AtheroGenics, Inc. and certain Lenders
                         named therein.

          10.10**    --  Series C Convertible Preferred Stock Purchase
                         Warrants of AtheroGenics, Inc.

          10.11**    --  Promissory Note dated April 1, 1999 between
                         Inhibitex, Inc. and AtheroGenics, Inc.

          10.12**++  --  Lease Agreement dated June 19, 1998 between Cousins
                         Properties, Inc. and AtheroGenics, Inc.

          10.13**++  --  Master Equipment Lease dated November 1, 1995 between
                         Phoenix Leasing Incorporated and AtheroGenics, Inc.

          10.14***   --  Employment Agreement dated March 1, 2001 between
                         AtheroGenics, Inc. and Russell M. Medford.


          10.15***   --  Amendment dated January 1, 2001 to Promissory Note
                         dated April 1, 1999 between Inhibitex, Inc. and
                         AtheroGenics, Inc.

          10.16      --  Form of Common Stock Purchase Agreement dated as of
                         June 19, 2001 between AtheroGenics, Inc. and the
                         Purchasers named therein.

          23.01      --  Consent of Ernst & Young LLP.

          23.02      --  Consent of Long Aldridge & Norman LLP (contained in
                         Exhibit 5.01).

          23.03      --  Consent of King & Spalding.

          24.01      --  Powers of Attorney (see the signature page to this
                         registration statement).

----------

  * To be filed by amendment.

 ** Files as the exhibit of the same number with AtheroGenics' registration statement on Form S-1, Registration No. 333-31140, declared effective by the SEC on August 8, 2000, and incorporated herein by reference.

*** Filed as an exhibit of the same number with AtheroGenics' Annual Report on Form 10-K for the year ended December 31, 2000, and incorporated herein by reference.

  + Certain confidential information contained in this document has been omitted and filed separately with the Commission pursuant to a request for confidential treatment under Rule 406 of the Securities Act of 1933, as amended.

 ++ We agree to furnish supplementally to the Commission a copy of any omitted schedule or exhibit to this agreement upon request by the Commission.

    (b) Financial Statement Schedules

    No financial statement schedules are provided, because the information called for is not required or is shown either in the financial statements or the notes thereto.

ITEM 17.  UNDERTAKINGS

    Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

    The undersigned registrant hereby undertakes that:

    (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

         (i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

         (ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20 percent change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement: and

         (iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

    (2)  For the purpose of determining any liability under the Securities
         Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

    (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

                                   SIGNATURES

    Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Atlanta, State of Georgia, on June 29, 2001.

                                      ATHEROGENICS, INC.

                                      By:         /s/ RUSSELL M. MEDFORD
                                          ------------------------------------
                                              RUSSELL M. MEDFORD, M.D., PH.D.
                                          President and Chief Executive Officer

                                POWER OF ATTORNEY

    KNOW ALL MEN BY THESE PRESENTS that each person whose signature appears below constitutes and appoints Russell M. Medford and Mark P. Colonnese, and each of them, as his true and lawful attorneys-in-fact and agents, with full power of substitution, for him and in his name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this registration statement, and to sign any registration statement for the same offering covered by this registration statement that is to be effective upon filing pursuant to Rule 462(b) promulgated under the Securities Act of 1933, and all post-effective amendments thereto, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or either of them, or their or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

    PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, THIS REGISTRATION STATEMENT HAS BEEN SIGNED BY THE FOLLOWING PERSONS IN THE CAPACITIES AND ON THE DATES INDICATED:



                              NAME                                   TITLE                             DATE
                              ----                                   -----                             -----
               PRINCIPAL EXECUTIVE OFFICER:

                    /s/ RUSSELL M.MEDFORD                  President and Chief Executive           June 29, 2001
               -----------------------------------         Officer, Director
                      RUSSELL M. MEDFORD

               PRINCIPAL FINANCIAL AND PRINCIPAL
               ACCOUNTING OFFICER:


                   /s/ MARK P. COLONNESE                   Vice President of Finance and           June 29, 2001
               -----------------------------------         Administration and Chief
                       MARK P. COLONNESE                   Financial Officer

               ADDITIONAL DIRECTORS:


                  /s/  MICHAEL A. HENOS                    Director                                June 29, 2001
               -----------------------------------
                       MICHAEL A. HENOS


                  /s/ R. WAYNE ALEXANDER                   Director                                June 29, 2001
               -----------------------------------
                      R. WAYNE ALEXANDER


      (Signatures continued on next page)

                      /s/ VAUGHN D. BRYSON                 Director                                June 29, 2001
               -----------------------------------
                        VAUGHN D. BRYSON


                       /s/ T. FORCHT DAGI                  Director                                June 29, 2001
               -----------------------------------
                         T. FORCHT DAGI


                      /s/ ARTHUR M. PAPPAS                 Director                                June 29, 2001
               -----------------------------------
                        ARTHUR M. PAPPAS


                       /s/ WILLIAM A. SCOTT                Director                                June 29, 2001
               -----------------------------------
                         WILLIAM A. SCOTT


                      /s/ STEPHEN G. SUDOVAR               Director                                June 29, 2001
               -----------------------------------
                        STEPHEN G. SUDOVAR